Form 10-K405, Exhibit 13
period 1995-12-30
SCHULTZ SAV O STORES INC
filed 1996-03-22
CIK 87588

EXHIBIT 13

   [Page 3 of Annual Report]

   Selected Five-Year Financial Highlights


                                          Fiscal Year (a)(b)

                             1995      1994      1993      1992      1991

                             (Dollars and shares in thousands, except per
                                             share data)

    Statements of
    earnings data:
      Net sales . . . . .  $439,646  $446,362  $469,577  $490,403  $480,410
      Earnings before
       income taxes . . .     9,500     8,653     7,519     4,139     4,137
      Provision for
       income taxes . . .     3,660     3,252     2,767     1,622     1,626
      Net earnings  . . .     5,840     5,401     4,752     2,517     2,511
      Per share of common
       and equivalent
       shares
         Earnings . . . .      1.20      1.02      0.86      0.44      0.43
         Cash dividends .      0.22      0.10      0.08      0.07      0.06
      Weighted average
       common and
       equivalent
       shares(c)              4,981     5,257     5,489     5,690     5,858

    Balance sheet data
    (at fiscal year-end):
      Working capital . .   $24,855   $21,197   $20,805   $22,091   $12,415
      Total assets  . . .    87,034    89,099    83,391    84,796    82,118
      Current maturities
       of long-term debt
       and current
       obligations under
       capital leases . .     1,114     1,037     1,050     1,243     1,457
      Long-term debt  . .     3,719     4,056     1,035     1,288     1,742
      Capital lease
       obligations  . . .    13,268    14,046    14,979    15,980    16,770
      Total shareholders'
       investment . . . .    43,288    41,457    41,501    38,864    37,948

    Other data:
      Capital additions .    $3,545    $3,640    $8,528    $1,718    $3,940
      Depreciation and
       amortization . . .     4,467     4,654     4,861     5,625     6,071

    NOTES:

    (a)  The Company's fiscal year ends on the Saturday closest to December
         31. The 1992 fiscal year was a 53-week period. All other fiscal years presented were 52-week periods.

    (b) All data should be read in conjunction with the Company's audited financial statements and "Management's discussion and analysis of financial condition and results of operations" as set forth in this Annual Report.

    (c) The weighted average common and equivalent shares have been retroactively adjusted for the two-for-one stock split, effected in the form of a 100% stock dividend, on September 15, 1995.

   [Pages 10 to 12 of Annual Report]

   Balance sheets
   As of December 30, 1995 and December 31, 1994

    Assets                                    1995            1994
    Current assets:
      Cash and equivalents  . . . . . .     $14,424,000     $14,310,000
      Receivables, less allowance for
       doubtful accounts of
       $2,565,000 and $1,750,000,
       respectively . . . . . . . . . .       5,562,000       6,838,000
      Inventories . . . . . . . . . . .      20,458,000      21,327,000
      Other current assets  . . . . . .       5,025,000       2,441,000
      Amounts currently receivable
       under capital sublease
       agreements . . . . . . . . . . .         581,000         518,000
      Deferred income taxes . . . . . .       3,504,000       3,875,000
                                             ----------      ----------
      Total current assets  . . . . . .      49,554,000      49,309,000
                                             ----------      ----------
    Amounts receivable under capital
     sublease agreements, less current
     portion  . . . . . . . . . . . . .       9,361,000       9,943,000
    Leased property under capital
     leases, less accumulated
     amortization . . . . . . . . . . .       3,089,000       3,372,000
    Other noncurrent assets . . . . . .       2,203,000       1,331,000
    Property and equipment, net . . . .      22,827,000      25,144,000
                                             ----------      ----------
    Total assets  . . . . . . . . . . .     $87,034,000     $89,099,000
                                             ==========      ==========


    Liabilities & shareholders'
     investment                               1995            1994
    Current liabilities:

      Accounts payable  . . . . . . . .     $12,340,000     $11,356,000

      Accrued liabilities-
      Employee benefits   . . . . . . .       2,440,000       2,242,000
      Retail repositioning reserve  . .       1,145,000       5,046,000
      Insurance related   . . . . . . .       2,805,000       2,416,000
      Other   . . . . . . . . . . . . .       4,855,000       6,015,000
      Current maturities of long-term
       debt . . . . . . . . . . . . . .         337,000         323,000

      Current obligations under capital
       leases . . . . . . . . . . . . .         777,000         714,000
                                             ----------      ----------
      Total current liabilities . . . .      24,699,000      28,112,000
                                             ----------      ----------
    Deferred income taxes . . . . . . .       2,060,000       1,428,000

    Long-term debt  . . . . . . . . . .       3,719,000       4,056,000

    Long-term obligations under capital
     leases . . . . . . . . . . . . . .      13,268,000      14,046,000
    Shareholders' investment  . . . . .      43,288,000      41,457,000
                                             ----------      ----------
    Total liabilities and shareholders'
     investment . . . . . . . . . . . .     $87,034,000     $89,099,000
                                             ==========      ==========


    The accompanying notes to financial statements are an integral part of these balance sheets.

   Statements of shareholder's investment
   For the fiscal years 1995, 1994 and 1993
                            Preferred Stock      Common Stock     Additional
                                $3.00 Par          $0.05 Par       Paid-in                      Treasury Stock           Share-
                                                                                 Retained                               holders'
                            Shares   Amount    Shares    Amount    Capital       Earnings      Shares       Amount     Investment
    Balance, January 2,
     1993 . . . . . . . .  3,000   $300,000  2,916,785  $146,000  $12,680,000  $26,989,000     (99,066)  ($1,251,000) $38,864,000
    Net earnings  . . . .                                                        4,752,000                              4,752,000
    Cash dividends
     declared:
      Preferred stock-
      $3.00 per share   .
      Common stock-                                                                 (9,000)                                (9,000)
      $0.08 per share   .                                                         (436,000)                              (436,000)
    Exercise of stock
     options  . . . . . .                                                                        6,787        91,000       91,000
    Acquisition of
     treasury stock . . .                                                                     (130,654)   (1,761,000)  (1,761,000)
                           -----   --------  ---------  --------   ----------   ----------    --------     ---------  -----------
    Balance, January 1,
     1994 . . . . . . . .  3,000    300,000  2,916,785   146,000   12,680,000   31,296,000    (222,933)   (2,921,000)  41,501,000
    Net earnings  . . . .                                                        5,401,000                              5,401,000
    Cash dividends
     declared:
      Preferred stock-
      $3.00 per share   .                                                           (9,000)                                (9,000)
      Common stock-
      $0.10 per share   .                                                         (509,000)                              (509,000)
    Exercise of stock
     options  . . . . . .                                                                       29,549       433,000      433,000
    Acquisition of
     treasury stock . . .                                                                     (302,167)   (5,360,000)  (5,360,000)
                          ------  ---------  ---------  -------   -----------   ----------   ---------   -----------   ----------
    Balance, December 31,
     1994 . . . . . . . .  3,000    300,000  2,916,785   146,000   12,680,000   36,179,000    (495,551)   (7,848,000)  41,457,000
    Net earnings  . . . .                                                        5,840,000                              5,840,000
    Cash dividends
     declared:
      Preferred stock-
      $3.00 per share   .                                                           (9,000)                                (9,000)
      Common stock-$0.22
      per share   . . . .                                                       (1,038,000)                            (1,038,000)
    Exercise of stock
     options  . . . . . .                                             168,000                   53,359       487,000      655,000
    Acquisition of
     treasury stock . . .                                                                     (152,294)   (3,475,000)  (3,475,000)
    Repurchase of
     preferred stock  . . (2,841)  (284,000)                          142,000                                             142,000
    Two-for-one stock
     split effected in
     the form of a 100%
     stock dividend . . .                    2,916,785   146,000                  (117,000)   (585,486)      (29,000)          --
                          ------    -------  ---------  --------    ---------   ----------  ----------   -----------   ----------
    Balance, December 30,
     1995 . . . . . . . .    159    $16,000  5,883,570  $292,000  $12,990,000  $40,855,000  (1,179,972) ($10,865,000) $43,288,000
                          ======    =======  =========  ========  ===========   ==========  ==========   ===========   ==========


    The accompanying notes to financial statements are an integral part of these statements of shareholders' investment.

   Statements of earnings
   For the fiscal years 1995, 1994 and 1993

                                            1995            1994             1993
    Net sales . . . . . . . . . . .     $439,646,000     $446,362,000  $469,577,000
    Costs and expenses:
       Cost of products sold  . . .
       Operating and administrative      369,130,000      372,867,000   388,289,000
    expenses  . . . . . . . . . . .       61,034,000       64,401,000    73,062,000
                                          ----------       ----------    ----------
    Operating income  . . . . . . .        9,482,000        9,094,000     8,226,000
    Interest income . . . . . . . .          944,000          453,000       131,000
    Interest expense  . . . . . . .         (926,000)        (894,000)     (838,000)
                                          ----------       ----------   -----------
    Earnings before income taxes  .        9,500,000        8,653,000     7,519,000
    Provision for income taxes  . .        3,660,000        3,252,000     2,767,000
                                          ----------       ----------    ----------
    Net earnings  . . . . . . . . .       $5,840,000       $5,401,000    $4,752,000
                                          ==========       ==========    ==========
    Earnings per common and
     equivalent share . . . . . . .            $1.20            $1.02         $0.86
                                             =======           ======       =======


    The accompanying notes to financial statements are an integral part of these statements of earnings.



    Statements of cash flows
    For the fiscal years 1995, 1994 and 1993


                                            1995            1994             1993
    Cash flows from operating
     activities:
      Net earnings  . . . . . . . .       $5,840,000       $5,401,000   $4,752,000
      Adjustments to reconcile net
       earnings to net cash provided
       by operating activities-
        Depreciation and
          amortization. . . . . . .        4,467,000        4,654,000     4,861,000
        Deferred income taxes . . .        1,003,000       (1,333,000)   (1,261,000)
      Changes in assets and
       liabilities-
        Decrease in receivables . .        1,276,000        1,504,000     1,028,000
        Decrease (increase) in
          inventories  . . . .  . .          869,000           (7,000)     (213,000)
        (Increase) decrease in other
          current assets. . . . . .       (2,584,000)         295,000        75,000
        Increase (decrease) in
          accounts payable. . . . .          984,000         (830,000)     (604,000)
        (Decrease) increase in
          accrued liabilities . . .       (4,099,000)       4,739,000    (1,223,000)
                                           ----------      -----------    ---------
    Net cash flows from operating
     activities . . . . . . . . . .        7,756,000       14,423,000     7,415,000
                                           ----------      -----------    ---------
    Cash flows from investing
     activities:
      Expenditures for property and
      equipment   . . . . . . . . .       (3,545,000)      (3,640,000)   (8,528,000)
      Proceeds from asset sales . .          599,000          538,000     2,866,000
      Receipt of principal amounts
      under capital sublease
      agreements  . . . . . . . . .          518,000          564,000       578,000
      Proceeds from maturity of
      short-term investments  . . .               --        2,953,000            --
      Investment in short-term
      securities  . . . . . . . . .               --               --    (2,953,000)
                                          -----------       ----------   ----------
    Net cash flows from investing
     activities . . . . . . . . . .       (2,428,000)         415,000    (8,037,000)
                                           ----------        ---------  -----------
    Cash flows from financing
     activities:
      Payment for acquisition of
      treasury stock  . . . . . . .       (3,475,000)      (5,360,000)   (1,761,000)
      Payment of cash dividends . .       (1,047,000)        (518,000)     (445,000)
      Principal payments on capital
      lease obligations   . . . . .         (714,000)        (797,000)     (790,000)
      Proceeds from exercise of
      stock options   . . . . . . .          487,000          433,000        91,000
      Principal payments on
      long-term debt  . . . . . . .         (323,000)        (300,000)     (453,000)
      Repurchase of preferred stock         (142,000)              --            --
    Net cash flows from financing
     activities . . . . . . . . . .       (5,214,000)      (6,542,000)   (3,358,000)
                                          -----------      -----------   ----------
    Cash and equivalents:
      Net increase (decrease) . . .          114,000        8,296,000    (3,980,000)
      Balance, beginning of year  .       14,310,000        6,014,000     9,994,000
                                          -----------      -----------    ---------
      Balance, end of year  . . . .      $14,424,000      $14,310,000    $6,014,000
                                          ===========      ===========   ===========


    The accompanying notes to financial statements are an integral part of these statements of cash flows.

   [Pages 13 to 19 of Annual Report]

   Notes to financial statements for the fiscal years 1995, 1994 and 1993

   (1) Description of Business-
       The Company is engaged in the food distribution business through franchised and corporate retail supermarkets and as a supplier to independent food stores.
       The supermarkets and food stores supplied by the Company are located in eastern Wisconsin and northeastern Illinois. All franchise and corporate stores operate under the name of Piggly Wiggly/R/.
   (2) Accounting Policies-
       (a)   Accounting periods-
       The Company's fiscal year ends on the Saturday closest to December
   31. The 1995, 1994 and 1993 fiscal years were 52-week periods ended December 30, 1995, December 31, 1994 and January 1, 1994, respectively.
       (b)   Cash and equivalents-
       Cash and equivalents consist of demand deposits at commercial banks and highly liquid investments with a maturity of three months or less when purchased. Cash equivalents are stated at cost which approximate market value.
       (c)   Inventories-
       Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. For meat and produce, cost is determined on the first-in, first-out (FIFO) method. At December 30, 1995 and December 31, 1994, 83% and 82%, respectively, of all inventories were accounted for under the LIFO method.
       The excess of replacement or current cost over the stated LIFO cost of inventory was $9,631,000 and $9,451,000 at December 30, 1995 and December 31, 1994, respectively.
       (d)   Other current assets-
       Other current assets consist of the following:
                                         1995            1994
    Land and building for resale  .  $2,389,000     $  734,000
    Prepaid expenses  . . . . . . .     657,000      1,092,000
    Retail systems for resale and
    other assets  . . . . . . . . .   1,979,000        615,000
                                      ---------      ---------
    Other current assets  . . . . .  $5,025,000     $2,441,000
                                      =========      =========
       (e)   Property and equipment, net-
       Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Facility remodeling and upgrade costs on leased stores are capitalized as leasehold improvements and are amortized over the shorter of the remaining lease term or the useful life of the asset. Upon disposal, the appropriate asset cost and accumulated depreciation are retired. Gains and losses on disposition are included in earnings.
       Property and equipment, net, consisted of the following:

                                           1995             1994
    Land and buildings  . . . . . .  $18,508,000     $18,441,000
    Leasehold improvements  . . . .    5,566,000       6,027,000
    Equipment and fixtures  . . . .   31,186,000      32,264,000
                                      ----------      ----------
                                      55,260,000      56,732,000
    Less accumulated depreciation
     and amortization . . . . . . .  (32,433,000)    (31,588,000)
                                      ----------      ----------
    Property and equipment, net . .  $22,827,000     $25,144,000
                                      ==========      ==========

       (f)   Retail repositioning reserve-
       Estimated repositioning and termination expenses associated with the closure, replacement or disposal of stores, consisting primarily of lease payments, charges to reduce assets to net realizable value and severance payments, are charged to operating and administrative expenses upon the decision to close, replace or dispose of a store as soon as the amounts are reasonably estimable. Due to inherent uncertainties in estimating these repositioning and termination costs, it is at least reasonably possible that the Company's estimates may change in the near term. The reserves recorded at December 31, 1994 relating to the Palatine, Illinois and other corporate supermarkets approximated actual cash payments in 1995.
       (g)   Earnings per common and equivalent share-
       Earnings per common and equivalent share is computed by dividing net earnings by the weighted average number of common shares outstanding during each year plus common stock equivalents. Net earnings, for purposes of the earnings per share computation, is determined after taking into account all of the preferred dividend requirements. For fiscal 1995, earnings per share increased by the excess of the aggregate par value of the 2,841 shares of preferred stock over the repurchase price tendered pursuant to the Company's redemption offer. Common stock equivalents result from the assumed exercise of outstanding stock options and affect earnings per share when they have a dilutive effect. Primary and fully diluted earnings per share are the same for all years. All historical share, per share amounts, stock option data and market prices of the Company's common stock appearing in the financial statements and notes thereto have been retroactively adjusted for the stock split. The number of common and equivalent shares utilized in the per share calculations were 4,981,000, 5,257,000 and 5,489,000 in fiscal 1995, 1994 and 1993, respectively.
       (h)   Supplementary disclosure of cash flow information-
       Interest and taxes paid included in the Company's cash flow from operations were as follows:
                                 1995           1994          1993
    Interest paid . . . . . $  902,000    $  918,000    $  843,000
    Taxes paid  . . . . . .  3,368,000     2,835,000     4,177,000

       (i)   Use of estimates-
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
       (j)   Store pre-opening costs-
       Costs associated with the opening of new stores, consisting primarily of advertising, supplies, occupancy and payroll, are charged to operating and administrative expenses as incurred. Depreciation and amortization of property and equipment, and leasehold improvements begin in the period a store begins operations.
       (k)   Standards on impairment of long-lived assets-
       In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which the Company is required to adopt no later than the first quarter of fiscal 1996. Under this pronouncement, the Company is required to assess the recoverability of the carrying amount of long-lived assets currently held or assets committed to a plan of disposal resulting from various events or changes in circumstances. The Company does not anticipate that the adoption of this standard will have a material impact on the financial statements.
       (l)   Advertising costs-
       Costs incurred for producing and communicating advertising are expensed when incurred.
       (m)   Reclassifications-
       Certain 1994 and 1993 amounts previously reported have been reclassified to conform to the 1995 presentation.
   (3) Long-Term Debt-
       The Company has a loan agreement providing unsecured revolving credit facilities totaling $16,000,000 through April 30, 1997. This arrangement provides for borrowings at rates not to exceed the prime rate. There are no compensating balance requirements. There were no borrowings outstanding under this agreement during 1995 and 1994.
       At December 30, 1995, the fair value of the financial instruments approximated carrying value. Long-term debt consists of the following:
                                               1995            1994
    Mortgage note, 9.675%, due in
     monthly installments of $33,026
     including interest due through
     June 2012  . . . . . . . . . . . .   $3,274,000      $3,344,000
    Term note, 9.91%, due in quarterly
     installments of $55,000 through
     June 1998  . . . . . . . . . . . .      515,000         735,000
    Land contract, 10.0%, due in annual
     installments of $33,333 through
     March 2003 . . . . . . . . . . . .      267,000         300,000
                                           ---------       ---------
                                           4,056,000       4,379,000
    Less current maturities . . . . . .     (337,000)       (323,000)
                                           ---------       ---------
    Long-term debt  . . . . . . . . . .   $3,719,000      $4,056,000
                                          ==========       =========

       The revolving credit and term note agreements contain various covenants including, among others, the maintenance of defined working capital, net worth of $36,000,000, certain debt-equity ratios, restrictions against pledging of or liens upon certain assets, mergers, significant changes in ownership and limitations on restricted payments. As of December 30, 1995, $3,240,000 of retained earnings were available for restricted payments, including cash dividends and stock repurchases.
       The total amount of long-term debt due in each of the fiscal years 1996 through 2000 will be $337,000, $345,000, $209,000, $144,000 and
   $156,000, respectively, and $2,865,000 from 2001 to 2012.
       Interest expense consists of the following:
                                 1995           1994          1993
    Interest on long-term
     debt . . . . . . . . .   $419,000      $312,000      $209,000
    Imputed interest -
     capital leases . . . .    507,000       582,000       629,000
                              --------      --------     ---------
    Interest expense  . . .   $926,000      $894,000      $838,000
                              ========       =======       =======

   (4) Income Taxes-
       The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

                               1995           1994          1993
    Federal income tax
     statutory rate . . . .    34.0%         34.0%         34.0%
    Increase (decrease) in
     taxes resulting from-
        State income taxes,
         net of federal
         income tax benefit     5.1           5.1           5.0
    Other, net  . . . . . .    (0.6)         (1.5)         (2.2)
                              -----       -------        ------
    Effective income tax
     rate . . . . . . . . .    38.5%         37.6%         36.8%
                              =====        ======        ======

       The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", in the first quarter of 1993. As prescribed by this pronouncement, the computation of deferred taxes was revised so that the amount of deferred income taxes on the balance sheet reflects current income tax rates. The implementation of this pronouncement did not have a material effect on net earnings.
       Components of provision for income tax consist of the following:

                               1995         1994          1993
    Currently payable
      Federal . . . . . . .$2,082,000   $3,606,000    $3,315,000
      States  . . . . . . .   575,000      979,000       713,000
    Deferred  . . . . . . . 1,003,000   (1,333,000)   (1,261,000)
                            ---------    ---------     ---------
    Provision for income
     tax  . . . . . . . . .$3,660,000   $3,252,000    $2,767,000
                            =========    =========     =========

       The components of deferred income tax assets and liabilities at December 30, 1995 and December 31, 1994 were as follows:
                                          1995            1994
    Deferred income tax assets:
      Insurance related . . . . . .  $1,094,000      $  967,000
      Bad debt reserve  . . . . . .   1,000,000         685,000
      Capital lease accounting  . .     622,000         590,000
      Vacation pay  . . . . . . . .     597,000         637,000
      Retail repositioning reserve      447,000       1,975,000
      Other . . . . . . . . . . . .     857,000         997,000
                                      ---------       ---------
    Total deferred income tax
     assets . . . . . . . . . . . .   4,617,000       5,851,000
                                      ---------       ---------
    Deferred income tax
     liabilities:
      Property and equipment  . . .  (2,705,000)     (3,042,000)
      Pension . . . . . . . . . . .    (468,000)       (362,000)
                                      ---------      ----------
    Total deferred income tax
     liabilities  . . . . . . . . .  (3,173,000)     (3,404,000)
                                     ----------      ----------
    Net deferred income tax asset .  $1,444,000      $2,447,000
                                      =========       =========

       The net deferred income tax asset as of December 30, 1995 and December 31, 1994 were classified in the balance sheet as follows:
                                          1995            1994

    Current deferred income tax
     asset  . . . . . . . . . . . .  $3,504,000      $3,875,000
    Noncurrent deferred income tax
     liability  . . . . . . . . . .  (2,060,000)     (1,428,000)
                                      ---------       ---------
    Net deferred income tax asset .  $1,444,000      $2,447,000
                                      =========       =========

   (5) Preferred Stock-
       The Articles of Incorporation provide for the cumulative payment of dividends on the preferred stock and, if not paid at the rate of 3% per annum, there are certain restrictions on the payment of common stock dividends. The preferred stock is callable at par value.
       On September 11, 1995, the Company announced a self-tender offer for all 3,000 outstanding shares of the Company's preferred stock at a cash price of $50 per share. The offer commenced on such date and expired at midnight on October 30, 1995. Of the 3,000 outstanding shares of preferred stock, 2,841 shares, representing approximately 94.7%, were tendered and accepted by the Company pursuant to the offer. The Company paid the $142,000 aggregate purchase price for the 2,841 shares from its available cash on hand. At December 30, 1995, 3,000 shares of preferred stock are authorized and 159 shares remain outstanding.
       The Company has 1,000,000 shares of $.05 par value class B preferred stock authorized, none of which have been issued. These shares are issuable in such series and with such relative rights and preferences as may be determined from time to time by the Board of Directors. The class B preferred shares would be subordinated in all respects to the existing rights and preferences of the Company's outstanding preferred stock.
   (6) Commitments and Contingent Liabilities-
       The Company has projected capital expenditures for fiscal 1996 at $3,300,000. Commitments of less than $2,000,000 were made as of December 30, 1995.
       As of December 30, 1995, the Company was contingently liable under guarantees of bank note agreements of wholesale customers totaling $15,770,000. All of the loan guarantees are fully collateralized, principally with equipment and inventory, and, to a lesser extent, with building facilities.
   (7) Retirement Plans-
       The Company has a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of its non-union eligible employees. Annual provisions are based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. Provisions for the three fiscal years ended 1995, 1994 and 1993 were $720,000, $700,000 and $660,000, respectively. Beginning in
   October 1994, the plan allows participants to make pretax contributions and the Company matches certain percentages of employee contributions.
   The Company's matching contributions for 1995 and 1994 was $68,000 and $17,000, respectively.
       The Company has union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense, which the Company funds as accrued, was $1,599,000, $1,668,000 and $1,852,000 in fiscal years 1995, 1994 and
   1993, respectively. Complete information with respect to the Company's portion of plan net assets and the actuarial present value of accumulated plan benefits is not available.
   (8) Leases-
       The Company leases most of its retail stores under lease agreements with original lease periods of 15 to 20 years and typically with five-year renewal options. Exercise of such options is dependent on, among others, the level of business conducted at the location. Executory costs, such as maintenance and real estate taxes, are generally the Company's responsibility. In several situations, the Company will enter into a lease for a store and sublease the store to a wholesale customer. Additionally, the Company leases transportation equipment, principally tractors and trailers, and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for tractors and trailers. Contingent rental expense associated with the Company's capital leases and sublease income were not material to the Company's financial statements.
       Capitalized leases are calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by the Company under capital leases is as follows:

                                              1995            1994
    Investments in leased property       $5,466,000     $5,466,000
     under capital leases . . . . . . .
    Less accumulated amortization . . .  (2,377,000)    (2,094,000)
                                          ---------      ---------
    Leased property under capital
     leases . . . . . . . . . . . . . .  $3,089,000     $3,372,000
                                          =========      =========

       Amortization of leased property under capital leases, included in operating and administrative expense amounted to $283,000, $331,000 and $360,000 in fiscal years 1995, 1994 and 1993, respectively.
       The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of December 30, 1995:
                                                       Amounts
                                       Amounts       receivable
                                    payable under   under capital
                                   capital leases     subleases
    1996  . . . . . . . . . . . . . $ 2,486,000     $ 1,806,000
    1997  . . . . . . . . . . . . .   2,478,000       1,797,000
    1998  . . . . . . . . . . . . .   2,432,000       1,751,000
    1999  . . . . . . . . . . . . .   2,296,000       1,616,000
    2000  . . . . . . . . . . . . .   2,209,000       1,529,000
    2001-2009 . . . . . . . . . . .  15,401,000      10,978,000
                                     ----------      ----------
    Total minimum lease payments  .  27,302,000      19,477,000
    Less amount representing
     interest . . . . . . . . . . . (13,257,000)     (9,535,000)
                                     ----------      ----------
    Present value of minimum lease
     payments and amounts
     receivable . . . . . . . . . .  14,045,000       9,942,000
    Less current portion  . . . . .    (777,000)       (581,000)
                                      ---------       ---------
    Long-term obligations and
     receivables                    $13,268,000     $ 9,361,000
                                     ==========       =========
       The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment and office equipment that have noncancelable lease terms in excess of one year as of December 30, 1995:
    1996  . . . . . . . . . . . . . . . . . . . .  $ 7,018,000
    1997  . . . . . . . . . . . . . . . . . . . .    6,396,000
    1998  . . . . . . . . . . . . . . . . . . . .    6,140,000
    1999  . . . . . . . . . . . . . . . . . . . .    5,947,000
    2000  . . . . . . . . . . . . . . . . . . . .    5,412,000
    2001-2014 . . . . . . . . . . . . . . . . . .   49,571,000
                                                    ----------
    Total minimum lease payments  . . . . . . . .   80,484,000
    Less minimum amounts receivable under
     noncancelable subleases  . . . . . . . . . .  (57,631,000)
                                                    ----------
    Net minimum lease payments  . . . . . . . . .  $22,853,000
                                                    ==========
       Rental expenses for all operating leases amounted to $5,614,000, $6,190,000 and $6,651,000 in fiscal years 1995, 1994 and 1993, respectively. These amounts include $1,113,000, $1,444,000 and $1,407,000, respectively, for contingent rentals.
   (9) Stock Option Plans-
       The Company has stock option plans which provide for the grant of either incentive or nonqualified stock options to key employees at not less than 100% of fair market value at the date of grant. Options granted are exercisable for seven years from the date of grant and vest ratably over the first three years. Such vesting may be accelerated by the compensation and stock option committee of the Board of Directors or upon a change in control of the Company, as defined by the plans. As of December 30, 1995, no incentive stock options were granted.
       Nonqualified stock option data is as follows:
                                                           Range of per
                                           Number of       share option
                                             shares           prices
    Shares under option at
       January 2, 1993  . . . . . . .      356,928          $3.75-$8.75
        Options granted   . . . . . .       86,000             6.63
        Options exercised   . . . . .      (13,574)          3.75-5.34
                                           -------          -----------
    Shares under option at
       January 1, 1994  . . . . . . .      429,354          $3.75-$8.75
        Options granted   . . . . . .       99,300             7.63
        Options exercised   . . . . .      (59,098)          3.75-7.67
        Options canceled  . . . . . .      (17,206)          6.25-8.75
                                           -------          -----------
    Shares under option at
       December 31, 1994  . . . . . .      452,350          $5.34-$8.75
        Options granted   . . . . . .       96,200             9.75
        Options exercised   . . . . .      (78,184)         14.75-21.75
                                           -------          -----------
    Shares under option at
       December 30, 1995  . . . . . .      470,366          $6.25-$9.75
                                           =======          ===========
    Shares reserved for grant at
       December 30, 1995                   433,000
                                           =======
    Options granted in
       January 1996                         88,600            $15.75
                                           =======            =======

       When options were exercised, the Company realized certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital. Nonqualified stock options exercisable at December 30, 1995 and December 31, 1994 were for 285,000 and 283,384 shares, respectively.
       In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which the Company is required to adopt no later than fiscal 1996. Under this pronouncement, the Company, at a minimum, will be required in fiscal 1996 to provide additional disclosures of pro forma net income and pro forma earnings per share as if the fair value based method of accounting for stock options had been used to account for stock-based compensation cost.
   (10)      Common Stock-
       On July 28, 1995, the Board of Directors authorized a two-for-one common stock split, effected in the form of a 100% stock dividend distributed on September 15, 1995, to shareholders of record on September 1, 1995. All historical share, per share amounts, stock option data and market prices of the Company's Common Stock have been restated to retroactively reflect the stock split. At December 30, 1995, of the 40,000,000 shares of Common Stock authorized, 5,833,570 shares are issued and 4,653,598 shares are outstanding.
       All common shares issued and issuable include one associated common stock purchase right which entitle shareholders to purchase one share of common stock from the Company at an exercise price equivalent to $21 per share. The rights become exercisable after a person acquires beneficial ownership of 20% or more of the Company's Common Stock. The rights do not have any voting rights and may be redeemed at a price of $0.01 per right. At December 30, 1995, approximately 6,355,000 shares of common stock were reserved for issuance upon exercise of the rights. Under certain circumstances, the rights may be exchanged at a ratio of one share per right. The rights expire on January 6, 1999. Upon the occurrence of certain defined events, the rights will be modified to entitle the holder (other than an "acquiring person") to purchase the shares of Common Stock of the Company or of such acquiring person having a market value of two times the exercise price of the rights.
   (11)      Quarterly Results of Operations (Unaudited)-
       The Company includes sixteen weeks in its first quarter and twelve weeks in each subsequent quarter. Summarized quarterly financial information for fiscal years 1995 and 1994 follows:

                                           Quarter ended
          1995          April 22       July 15      October 7    December 30
    Net sales . . .   $132,278,000  $101,996,000  $99,373,000  $105,999,000
    Cost of products
     sold . . . . .    110,989,000    85,262,000   83,109,000    89,770,000
    Net earnings  .      1,237,000     1,556,000    1,385,000     1,662,000
    Earnings per
     common and
     equivalent
     share  . . . .          $0.24         $0.31        $0.28         $0.37
                             -----         -----       ------        ------

                                           Quarter ended
          1994          April 23       July 16      October 8    December 31
    Net sales . . .   $135,180,000  $104,167,000 $101,894,000  $105,121,000
    Cost of products
     sold . . . . .    113,078,000    86,958,000   85,280,000    87,551,000
    Net earnings  .      1,110,000     1,415,000    1,255,000     1,622,000
    Earnings per
     common and
     equivalent
     share  . . . .          $0.20         $0.26        $0.24         $0.32
                         ---------      --------    ---------     ---------

   [Pages 19 to 22 of Annual Report]

   Management's discussion and analysis of
   financial condition and results of operations

   Results of Operations
       Selected costs and results as a percent of net sales for the fiscal years presented:
                                       1995         1994         1993
    Cost of products sold . . . .      84.0%        83.5%        82.7%
    Operating and administrative       13.9         14.4         15.6
     expenses . . . . . . . . . .
    Earnings before income taxes
                                        2.2          1.9          1.6
    Net earnings  . . . . . . . .       1.3          1.2          1.0

       1995 Compared with 1994
       Net sales for 1995 were $439,646,000 compared to 1994 net sales of $446,362,000. The decrease of $6,716,000, or 1.5%, was due primarily to the Company's continuing efforts to dispose of underperforming or noncompetitive corporate retail stores through conversion to franchise units and closures. Since the beginning of 1994, the Company has terminated its relationship with one multi-store wholesale customer, converted one corporate retail supermarket into a franchised unit, closed one underperforming corporate retail supermarket and added one new franchised supermarket. These combined actions resulted in a net sales decrease approximating $9,000,000. As of December 30, 1995, the Company had 66 franchised and 19 corporate supermarkets compared to 65 franchised and 20 corporate supermarkets at the end of fiscal year 1994.
       Consistent with the Company's business strategy to expand its wholesale volume, there are eight franchise supermarket facility projects currently in various phases of planning or construction, with completions scheduled throughout 1996. These projects involve three additions to existing franchise stores, three replacement franchise supermarkets and two new market franchise units involving an aggregate exceeding 106,000 of additional store selling space. Upon completion, these projects should help the Company position itself to reverse prior years' decreasing sales trends. Additionally, in 1995, the Company began implementing a new electronic card marketing and electronic coupon program designed to increase customer savings, make grocery shopping easier and faster and, ultimately, reward loyal customers. Continuing roll-out of this program in 1996 throughout its franchised and corporate supermarket base should also enhance the Company's sales growth potential. Pricing differentials between 1995 and 1994 did not materially affect 1995 net sales.
       Cost of products sold, as a percent of sales, increased by 0.5% to 84.0% in 1995 compared to 1994. While the percentage increased, total cost of products sold decreased by $3,737,000, or 1.0%, in 1995 compared to 1994. The increased percentage of sales was a direct result of the continued reduction in 1995 of the amount of higher margin retail sales compared to the continued increased amount of lower margin wholesale sales. The Company expects this sales mix trend to continue in fiscal 1996. The lower margins associated with wholesale sales continued in 1995 to be more than offset by significantly reduced operating and administrative expenses from the disposal of one corporate supermarket and its conversion to franchised unit in December 1994 and the closure of the underperforming Palatine, Illinois corporate retail supermarket in February 1995.
       Operating and administrative expenses, as a percent of sales, decreased by 0.5% to 13.9% in 1995 compared to 1994. The decrease of $3,367,000 was primarily a result of the elimination of operating expenses (consisting of payroll, supplies, rent, utilities, depreciation and other administrative expenses) associated with the corporate retail supermarket that was sold and converted into a franchise unit and the closure of the Palatine, Illinois corporate supermarket. Additionally, charges relating to retail repositioning expenses, consisting of termination costs of replaced, closed or sold stores, amounted to $1,003,000 in 1995 (compared to $3,668,000 in 1994). Such charges in 1995 pertained to five retail facilities. The decreases in operating and administrative expenses during 1995 could have been greater if not for the bad debt charges of $2,079,000 in 1995 (compared to $526,000 in 1994) due to additional exposure from underperforming or noncompetitive franchised retail supermarkets. In 1996, certain franchise operators may continue to experience operational difficulties resulting from intense retail competition due to the opening of several new competitive stores in our markets.
       As a result of the foregoing, earnings before income taxes, as a percent of sales, increased to 2.2%, or $9,500,000, in 1995 from 1.9%, or $8,653,000, in 1994.
       The effective income tax rate increased to 38.5%, compared to 37.6%
   in 1994. The provision for income taxes in 1995 and 1994 was $3,660,000 and $3,252,000, respectively.
       The Company attained 1.3% of net earnings to sales ratio for 1995.
   Net earnings and earnings per share in 1995 increased 8.1% and 17.6% to $5,840,000 and $1.20 per share, respectively, compared to $5,401,000 and $1.02 per share in 1994. This increase was principally the result of continued improvements in the Company's wholesale operations. The Company's earnings continued in 1995 to be favorably impacted by the Company's strategic decision in 1992 to expand its wholesale volume, largely through the conversion of underperforming or noncompetitive corporate supermarkets to franchise stores or closing their operations.
   On a percentage basis, earnings per common and equivalent share increased more than net earnings as a result of share repurchases during 1995 which reduced the number of average common and equivalent shares outstanding. Additionally, 1995 earnings per common and equivalent share increased $0.03 as a result of the Company's repurchase at a substantial discount of nearly all of its outstanding preferred stock in October 1995.
       Certain Company retail stores continue to be underperforming or noncompetitive in their respective marketplaces and, as a result, continue to incur operating losses. In order to further improve the Company's results from operations, management continues to evaluate various business alternatives relating to these operations, including the sale and subsequent conversion of these stores into franchise units, closing the stores or implementing other operational changes. Similar to prior fiscal years, implementation of these changes will likely result in the Company incurring certain repositioning charges involving the termination costs of replaced, closed or sold stores. While these repositioning charges may decrease the Company's reported net earnings for the period or periods in which the actions are taken, management believes that such actions may help improve the Company's long-term profitability.
       1994 Compared with 1993
       Net sales for 1994 were $446,362,000 compared to net sales of $469,577,000 for 1993. The decrease of $23,215,000, or 4.9%, was due primarily to the continuing increase in the relative percentage of wholesale sales to retail sales, as the Company continued to dispose of underperforming or noncompetitive corporate retail stores through conversion to franchise units or closures. The following changes in 1993 and throughout 1994 within the Company's customer base reduced year-to-year comparative sales levels and increased the relative percentage of wholesale sales to retail sales during the year: (i) the sale of four corporate retail supermarkets in 1993 and one corporate retail supermarket in 1994, and their conversion to franchise supermarkets; (ii) the addition of two new franchises in 1993; (iii) the closing of one underperforming corporate supermarket in 1993 upon the expiration of its lease; and (iv) the termination of one multi-store wholesale customer in 1994. Additionally, intense retail competition continued to impact sales negatively.
       The trends first noted in 1992 toward consumer purchases of lower priced, private label products continued through 1994. These trends had a nominal adverse impact on sales. The Company experienced nominal inflation in certain branded label foods in 1994 due principally to significant price increase in coffee and paper products.
       Cost of products sold, as a percent of sales, increased by 0.8% to 83.5% in 1994 compared to 1993. While the percentage increased, total cost of products sold decreased by $15,422,000 in 1994 compared to 1993. The increased percentage was a direct result of a reduction in the amount of higher margin retail sales compared to the increased amount of lower margin wholesale sales. The lower margins associated with wholesale sales continued in 1994 to be more than offset by significantly reduced operating and administrative expenses from the disposal of underperforming or noncompetitive corporate retail stores.
       Operating and administrative expenses, as a percent of sales, decreased by 1.2% to 14.4% in 1994 compared to 1993. The decrease of $8,661,000 was primarily a result of the elimination of operating expenses associated with the corporate retail supermarkets that have been sold and converted into franchise units in 1993. The decrease in operating and administrative expenses during 1994 could have been greater if not for the charges relating to repositioning expenses amounting to $3,668,000 and $1,953,000 in 1994 and 1993, respectively. Such charges in 1994 pertained to three retail facilities, including, particularly, the Palatine, Illinois corporate supermarket.
       As a result of the foregoing, earnings before income taxes, as a percent of sales, increased to 1.9%, or $8,653,000, in 1994 from 1.6%, or $7,519,000, in 1993.
       The effective income tax rate increased to 37.6%, compared to 36.8%
   in 1993. The provision for income taxes in 1994 and 1993 was $3,252,000 and $2,767,000, respectively.
       Net earnings in 1994 increased 13.7% to $5,401,000, or $1.02 per share, compared to $4,752,000, or $0.86 per share in 1993. This increase was principally the result of continued improvements in the Company's wholesale operations. On a percentage basis, earnings per common and equivalent share increased more than net earnings as a result of share repurchases during 1994 which reduced the number of weighted average common and equivalent shares outstanding.

   Liquidity and Capital Resources
       Net cash inflows from operating activities in fiscal 1995 were $7,756,000, a decrease of $6,667,000 from the prior year. The decrease was attributable primarily to cash outlays relating to previously expensed retail repositioning reserve. Cash inflows also decreased due to additional investments in retail systems for resale and other current assets in fiscal 1995.
       Net cash outflows from investing activities were $2,428,000 in fiscal 1995 compared to net cash inflows from investing activities of $415,000 in the prior year. The change was due primarily to proceeds of $2,953,000 from the maturity of short-term investments during 1994. Expenditures for property and equipment totaled $3,545,000 in 1995 compared to $3,640,000 in 1994. The Company has projected capital expenditures of $3,300,000 for 1996 which it expects to fund from internally generated capital.
       Net cash outflows from financing activities were $5,214,000 in 1995 compared to $6,542,000 in 1994. As a result of the Company's shareholder enhancement plan adopted in July 1995, the Company reacquired 152,294 shares of its common stock aggregating $3,475,000 financed in full through available working capital (compared to 302,167 shares or $5,360,000 in 1994). Since only approximately $500,000 remained available under the Board of Directors' stock repurchase authorization at year end, the Board of Directors authorized an additional increase of its common stock repurchase program from $8,000,000 to $10,000,000. Also as a result of the Board of Directors' action to increase dividend payments by 167% under shareholder enhancement plan, total common stock dividends paid for 1995 increased to $1,047,000 from $518,000 in 1994. The Company also paid $142,000 in 1995 to repurchase substantially all of its preferred stock. Under the Company's loan agreements, $3,240,000 of retained earnings were available for the payment of cash dividends, stock repurchases and other restricted payments as of December 30, 1995.
       As a result of the foregoing, cash and equivalents for fiscal 1995 increased by $114,000, resulting in a 1995 year-end balance of $14,424,000.
       The Company is the prime lessee of new facilities and subleases such facilities to independent franchise operators. All new facilities in 1995 were financed by operating lease agreements. The Company also leases transportation equipment, principally tractors and trailers, and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for transportation equipment. At December 30, 1995, the Company had $7,018,000 of future minimum lease payments required under operating leases in 1996 and $4,336,000 of amounts receivable under noncancelable subleases in 1996. Contingent rentals for 1995 and 1994 were $1,113,000 and $1,444,000, respectively. Additionally, at December 30, 1995, the Company had $13,268,000 of long-term capital lease obligations, $9,361,000 of which represented noncurrent receivables from wholesale customers under capital leases.
       Under a new financial accounting standard that is effective for fiscal year 1996, the Company is required to assess the recoverability of the carrying amount of long-lived assets currently held or assets committed to a plan of disposal resulting from various events or changes in circumstances. The Company does not anticipate that the adoption of this standard will have a material impact on its financial statements.
       The Company typically provides short-term financing support to its wholesale customers for the purchase of facilities and equipment for new stores. This financing support is subsequently refinanced, typically through banks, with the Company receiving reimbursement. At December 30, 1995, $375,000, which arose from franchisees' facilities and equipment purchases, was included in receivables to be refinanced. Additionally, the Company was contingently liable under guarantees of wholesale customers' bank note agreements totaling $15,770,000 and $14,343,000 at December 30, 1995 and December 31, 1994, respectively. All of the loan guarantees are fully collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.
       At December 30, 1995, the Company's ratio of total liabilities to shareholders' investment was 1.01, compared to 1.15 at December 31, 1994. The decrease in this ratio was principally attributable to the significant decrease in retail repositioning reserve in 1995 resulting from the Company's termination settlement associated with the closing of the Palatine, Illinois supermarket. Additionally, at December 30, 1995, the Company had available the entire amount of unsecured revolving bank credit facilities totaling $16,000,000.
       The Company believes its cash and debt-to-equity positions continue to compare favorably to most industry competitors. Additionally, the Company believes that its financial condition provides it with adequate long-term flexibility to finance anticipated capital requirements without adversely impacting its financial position or liquidity.

   [Page 22 of Annual Report]

   Company Business
       The Company is engaged in distributing food and related products at wholesale and retail. At December 30, 1995, the Company franchised 66 and operated 19 retail supermarkets under the Piggly Wiggly/R/ name in its eastern Wisconsin and northeastern Illinois market area. The Company owns the right to grant Piggly Wiggly franchises in its market area.
       The Company is the primary supplier to its franchised and corporate stores. The Company also serves as a wholesaler to other smaller independent retail stores in its market area.
       The Company supplies products to its franchised and corporate supermarkets and other wholesale customers primarily from its distribution center in Sheboygan, Wisconsin. The Company also provides its stores and other customers with fresh, frozen and processed meat products from a third-party distribution facility on a contract basis. Additionally, the Company bottles soft drinks and drinking and distilled water under its Springtime/R/ label and supplies these products exclusively to its customers.
       The Company employs approximately 1,600 persons, 1,150 of whom are employed in the operation of corporate retail supermarkets. A majority of the Company's retail employees are employed on a part-time basis. Of the Company's remaining employees, 225 are engaged in warehousing, distribution and trucking activities and the remainder are corporate and administrative personnel.
       The Company's common stock is traded over-the-counter on the Nasdaq National Market. There are approximately 1,075 beneficial holders of the Company's common stock.
       For the fiscal quarters indicated, the following table sets forth the high and low last sale prices for the Company's common stock as reported on the Nasdaq National Market and the per share cash dividends declared.
                               High          Low         Cash
                                                       Dividends
    1995
    First Quarter . . . . .   $11 1/2       $9 3/4        $0.03
    Second Quarter  . . . .    11 5/8       10 3/4         0.03
    Third Quarter . . . . .    15           11 1/4         0.08
    Fourth Quarter  . . . .    15 1/2       14 1/4         0.08
    1994
    First Quarter . . . . .    $8 1/2       $7 5/8        $0.02
    Second Quarter  . . . .     9 1/8        8             0.02
    Third Quarter . . . . .    10            8 7/8         0.03
    Fourth Quarter  . . . .    10 1/8        9 5/8         0.03

       See "Management's discussion and analysis of financial condition and results of operations" for retained earnings available for payments.

   [Page 23 of Annual Report]

   Report of independent public accountants

   To Schultz Sav-O Stores, Inc.:

       We have audited the accompanying balance sheets of Schultz Sav-O Stores, Inc. (a Wisconsin corporation) as of December 30, 1995 and December 31, 1994 and the related statements of shareholders' investment, earnings and cash flows for each of the three fiscal years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schultz Sav-O Stores, Inc. as of December 30, 1995 and December 31, 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.



   Milwaukee, Wisconsin
   February 7, 1996                        Arthur Andersen LLP