Form 10-K405, Exhibit 13
period 1996-12-28
SCHULTZ SAV O STORES INC
filed 1997-03-20
CIK 87588

[Page 4 of Annual Report]

   FIVE-YEAR FINANCIAL HIGHLIGHTS

                                                                  Fiscal Year(a)(b)
    (Dollars in thousands, except per share
         data)                                    1996        1995       1994        1993       1992

    Consolidated statements of earnings data:
         Net sales                             $453,921    $439,646   $446,362    $469,577   $490,403
         Gross profit                            72,429      70,516     73,495      81,288     90,288
         Earnings before income taxes            10,512       9,500      8,653       7,519      4,139
         Provision for income taxes               4,047       3,660      3,252       2,767      1,622
         Net earnings                             6,465       5,840      5,401       4,752      2,517
         Earnings per share                        1.35        1.20       1.02        0.86       0.44
         Cash dividends per share                  0.36        0.22       0.10        0.08       0.07
         Weighted average shares
              outstanding(c)                      4,789       4,981      5,257       5,489      5,690

    Consolidated balance sheet data
    (at fiscal year-end):
         Working capital                       $ 29,274    $ 24,855   $ 21,197    $ 20,805   $ 22,091
         Total assets                            97,972      94,203     94,404      89,822     92,338
         Current obligations under capital
              leases and current maturities
              oflong-term debt                    1,047       1,114      1,037       1,050      1,243
         Long-term debt                           3,375       3,719      4,056       1,035      1,288
         Long-term obligations under capital
              leases                             12,368      13,268     14,046      14,979     15,980
         Total shareholders' investment          47,035      43,288     41,457      41,501     38,864
    Other data:
         Capital additions                     $  3,420    $  3,545   $  3,640    $  8,528   $  1,718

         Depreciation and amortization            4,451       4,467      4,654       4,861      5,625
   __________________________________________

   (a)  The Company's fiscal year ends on the Saturday closest to December
        31. The 1992 fiscal year was a 53-week period. All other fiscal years presented were 52-week periods.
   (b) All data should be read in conjunction with the Company's audited consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as set forth in this Annual Report.
   (c) The weighted average shares outstanding for 1994, 1993 and 1992 have been retroactively adjusted for the two-for-one stock split, effected in the form of a 100% stock dividend, on September 15, 1995.


   [Pages 8 to 11 of Annual Report]

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Special Note Regarding Forward-Looking Statements

        Certain matters discussed in this Annual Report to Shareholders are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

   Results of Operations

        The following tables set forth certain items from the Company's Consolidated Statements of Earnings as a percent to sales and the year-to-year percentage changes in the amounts of such components.

                                          Percent to sales                Percentage change
                                  1996        1995       1994       1996 vs. 1995   1995 vs. 1994

    Net Sales                    100.00%    100.00%     100.00%          3.25%        (1.50%)
    Cost of products sold         84.04%     83.96%      83.53%          3.35%        (1.00%)
    Operating and
     administrative expenses      13.63%     13.88%      14.43%          1.41%        (5.23%)
    Earnings before income taxes   2.32%      2.16%       1.94%         10.65%         9.79%
    Net earnings                   1.42%      1.33%       1.21%         10.70%         8.13%

                                  1996 vs. 1995

   Net Sales

        Net sales for 1996 were $453,921,000 compared to $439,646,000 for 1995. The increase of $14,275,000, or 3.25%, was due primarily to the continuing emphasis on wholesale sales, coupled with moderate increases in same-store franchise and corporate retail sales. Franchise and corporate retail sales improved, in large part, due to the continuing success of the customer-friendly card-based marketing program, the Piggly Wiggly Preferred Club Card/R/. The total sales increase over the prior year was the first such increase since fiscal year 1992. This sales increase was attained despite the sale and conversion of one corporate store to a franchise unit in February 1996 and the closure of two smaller, outdated and underperforming corporate retail supermarkets in September and October 1996, respectively. With respect to facility projects during 1996, the Company opened one new market franchise supermarket in August totaling 17,300 square feet of aggregate selling space. Additionally, the Company completed the expansion and renovation of one franchise store in February and opened two new replacement stores in October and November, respectively. These three expansion and replacement projects yielded an increase of 32,100 square feet of aggregate selling space, or an increase of 63.8% at the three stores. As of December 28, 1996, the Company had 68 franchised and 16 corporate supermarkets, compared to 66 franchised and 19 corporate stores at the end of fiscal year 1995.

        Consistent with the Company's business strategy to expand its wholesale volume, there are nine supermarket facility projects currently in various phases of planning or construction, with completions scheduled throughout 1997. These projects involve four additions to existing franchise stores, two replacement franchise supermarkets, one new market corporate supermarket and two new market franchise stores totaling nearly 150,000 square feet of additional store selling space. Upon completion, these projects should continue to help the Company position itself for additional increases in sales. In 1996, the Company continued its rollout of the electronic card marketing and electronic coupon program designed to increase customer savings, make grocery shopping easier and faster and, ultimately, reward loyal customers. Based on the Company's internal wholesale price index, management does not believe that inflation had a significant effect on sales between years.

   Cost of Products Sold

        Cost of products sold, as percent of sales, increased 0.08% from 83.96% in 1995 to 84.04% in 1996. This minimal increase was principally a direct result of the continued reduction in 1996 of higher margin retail sales compared to the increasing amount of lower margin wholesale sales. With the Company's continuing emphasis on wholesale volume, the Company expects this sales mix trend to continue in 1997. The lower margins associated with wholesale sales were offset by reduced operating and administrative expenses from the sale of one corporate supermarket and its subsequent conversion to a franchised unit in February 1996 and the closures of two underperforming corporate stores in September and October 1996.

   Operating and Administrative Expenses

        Operating and administrative expenses amounted to 13.63% of net sales in 1996, compared to 13.88% in 1995. While the percentage decreased, total operating and administrative expenses increased $858,000, or 1.41%, between years. Due principally to higher sales, certain variable expenses such as wages and salaries and insurance premium costs increased. These increased variable costs, however, were offset by the elimination of certain operating expenses resulting from the sale and conversion of one corporate store into a franchise unit in February and the closure of two smaller, outdated and underperforming corporate stores in September and October, respectively.

        Due to the highly competitive nature of the industry, certain franchise operators and corporate retail stores continue to experience operational difficulties in their respective marketplaces. As a result, the Company continues to incur significant receivable realization charges from its underperforming franchise operators. Total realization charges relating to wholesale bad debts and retail subsidies were comparable for both years, totaling $2,349,000 and $2,229,000 in 1996 and 1995, respectively. Additionally, the Company continues to evaluate various business alternatives relating to the operations of its underperforming corporate retail stores. The Company's business alternatives include the sale and subsequent conversion of these stores into franchise units, the closing of noncompetitive stores or the implementation of other operational changes. Similar to prior years, implementation of these changes may result in the Company incurring certain costs of replaced, closed or sold stores. These actions can negatively impact net earnings in the short-term, but management believes that such actions will help improve the Company's long-term profitability. For 1996 and 1995, retail repositioning and restructuring costs amounted to $299,000 and $1,003,000, respectively.

   Earnings Before Income Taxes

        As a result of the foregoing, the Company's earnings before income taxes increased 10.65% to $10,512,000 in fiscal 1996, from $9,500,000 in
   1995. As a percent of sales, earnings before income taxes increased from 2.16% in 1995 to 2.32% in 1996.

   Net Earnings

        After applying an effective tax rate of 38.5% to earnings before income taxes, net earnings for 1996 increased 10.7% to $6,465,000, compared with the prior year's net earnings of $5,840,000. With improvements in sales and productivity, the Company's net earnings-to-sales ratio for 1996 improved to 1.42%, compared to 1.33% for fiscal 1995. Additionally, 1996 earnings per share increased 12.5% to $1.35 from $1.20 in 1995. The earnings per share percentage increase in 1996 could have been greater if not for the $0.03 per share positive adjustment in fiscal 1995. This adjustment was a direct result of the Company's redemption at a substantial discount of nearly all of its outstanding preferred stock in October 1995. On a percentage basis, earnings per share increased more than net earnings due to additional share repurchases during the first half of 1996 which reduced the number of weighted average shares outstanding.

                                  1995 vs. 1994

   Net Sales

        Net sales for 1995 totaled $439,646,000 compared to $446,362,000 for 1994. The decrease of $6,716,000, or 1.5%, was due primarily to the Company's continuing efforts to dispose of underperforming or noncompetitive corporate retail stores through conversion to franchise units and closures. In 1994 and 1995, the Company terminated its relationship with one multi-store wholesale customer, converted one corporate retail supermarket into a franchised unit, closed one underperforming corporate retail supermarket and added one new franchised supermarket. On an aggregate basis, these actions negatively impacted net sales by approximately $9,000,000. Pricing differentials between 1995 and 1994 did not materially affect 1995 net sales. As of December 30, 1995, the Company had 66 franchised and 19 corporate stores compared to 65 franchised and 20 corporate stores at December 31, 1994.

        In an effort to improve sales, the Company in late 1995 began implementing the Piggly Wiggly Preferred Club Card/R/, a new electronic
   card marketing program.   This program was designed primarily to increase
   customer savings, make grocery shopping easier and faster, and, ultimately, reward loyal customers.

   Cost of Products Sold

        Cost of products sold, as a percent of sales, increased 0.43% to 83.96% in 1995 compared to 1994. While the percentage increased, total cost of products sold decreased by $3,737,000, or 1.0%, in 1995 compared to the prior year. The increased percentage of sales was a result of the continued reduction in 1995 of the amount of higher margin retail sales compared to the continued increased amount of lower margin wholesale sales. Lower margins associated with wholesale sales were more than offset by significantly reduced operating and administrative expenses from the disposal of one corporate supermarket and its conversion to franchised store in December 1994 and the closure of an underperforming Illinois corporate retail store in February 1995.

   Operating and Administrative Expenses

        Operating and administrative expenses amounted to 13.88% of net sales in 1995, compared to 14.43% in 1994. The decrease of $3,367,000, or 5.23%, was primarily due to the elimination of operating expenses, such as payroll, supplies, rent, utilities and depreciation, associated with a corporate retail store that was sold and converted into a franchise unit and the closure of an underperforming Illinois corporate supermarket. Additionally, in 1995, repositioning or restructuring charges consisting of termination costs of five replaced, closed or sold stores amounted to $1,003,000 (compared to $3,668,000 in 1994). The decrease in operating and administrative expenses during 1995 could have been greater if not for the charges to operations relating to bad debts and retail subsidies. Total charges approximated $2,229,000 for fiscal 1995, compared to $1,151,000 for 1994, due primarily to additional exposure from underperforming or noncompetitive franchised retail supermarkets.

   Earnings Before Income Taxes

        As a result of the foregoing, the Company's earnings before income taxes increased 9.79% to $9,500,000 in fiscal 1995, from $8,653,000 in 1994. As a percent of sales, earnings before income taxes increased from 1.94% in 1994 to 2.16% in 1995.

   Net Earnings

        On an after-tax basis, net earnings for 1995 increased 8.13% to $5,840,000, compared with $5,401,000 for 1994. With improvements in wholesale operations, the Company attained 1.33% of net earnings-to-sales ratio for 1995, compared to 1.21% for 1994. Earnings per share for 1995 also increased to $1.20, compared to $1.02 for the prior year. On a percentage basis, earnings per share increased more than net earnings as a result of share repurchases during 1995 which reduced the number of weighted average shares outstanding. The 1995 earnings per share, however, was positively impacted by $0.03 due to the repurchase of substantially all of the Company's preferred stock in October 1995.

   Liquidity and Capital Resources

        The Company's operating results continue to enhance its strong financial position. The primary source of liquidity for 1996 was cash generated from operations. Cash provided by operating activities during 1996 was $12,862,000, compared to $6,620,000 in 1995. The significant increase in cash flow from operations between 1996 and 1995 was due primarily to the following: (a) timing with respect to dispositions of various real property previously held for resale; (b) cash realization from retail technology systems already installed and operational in retail supermarkets; and (c) increase in certain accrued liabilities, most notably, accrued insurance. These amounts have enabled the Company to internally fund its capital expenditures, purchase shares of its Common Stock and pay cash dividends.

        Net cash outflows for investing activities for 1996 and 1995 were very comparable. Total capital expenditures for 1996 and 1995 were $3,420,000 and $3,545,000, respectively. The Company's capital budget for 1997 is $5,200,000, of which commitments of $3,150,000 have been made as of December 28, 1996. More than half of the 1997 capital budget is allocated for various equipment and fixtures for new and existing stores, some of which relate to retail technology upgrades. Additionally, the Company has allocated approximately $1,800,000 for warehouse distribution upgrades and office technology equipment. The Company expects to finance these projects from internally generated capital.

        Net cash outflows for financing activities were $4,173,000 in 1996 compared to $5,214,000 in 1995. Total stock repurchases in 1996 were less than the prior year due to the Board of Directors' action in May 1996 terminating the Company's open market stock repurchase plan originally adopted in May 1994. The 1994 stock repurchase plan resulted in the repurchase by the Company of over 736,000 shares at an aggregate cost of approximately $7,900,000. On January 29, 1997, the Board of Directors reinstated the stock repurchase plan and authorized th repurchase of up to $5,000,000 of its outstanding Common Stock. Repurchases under the stock buy-back authorization are to be effected from time to time in the open market, pursuant to privately negotiated transactions or otherwise, and may include, but will not be reduced by, the repurchase of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans. Total cash dividend payouts on a per share basis increased 63.64% from $0.22 in 1995 to $0.36 per share in 1996.

        At December 28, 1996, under the Company's loan agreements, $3,430,000 of retained earnings were available for the payment of cash dividends and other restricted payments. In order to carry out the 1997 stock repurchase plan, the Company is obtaining an amendment to its loan agreement increasing the available retained earnings amount to $12,263,000.

        In summary, cash and equivalents for fiscal 1996 increased $5,938,000, resulting in a substantial year-end balance of $27,531,000. Of the year-end cash balance, a substantial amount was invested in short-term investments with maturities of less than three months, such as commercial paper and tax-exempt and taxable money market fund with strong credit ratings. The Company has no investment in derivatives.

        The Company is the prime lessee of new retail store facilities and subleases such facilities to independent franchise operators. All new facilities in 1996 were financed by operating lease agreements. The Company also leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for transportation equipment. At
   December 28, 1996, the Company had $7,637,000 of minimum lease payments required under operating leases in 1997 and $5,273,000 of amounts receivable under noncancelable subleases in 1997. Contingent rentals for 1996 and 1995 were $1,012,000 and $1,113,000, respectively. Additionally, at December 28, 1996, the Company had $12,368,000 of long-term capital lease obligations, $8,239,000 of which represented noncurrent receivables from wholesale customers under capital leases.

        The Company typically provides short-term financing support to its wholesale customers for the purchase of facilities and equipment for new stores. The financing support is subsequently refinanced, typically through banks, with the Company receiving reimbursement. Additionally, the Company was contingently liable under guarantees of wholesale customers' bank note agreements totalling $15,094,000 and $15,770,000 at December 28, 1996 and December 30, 1995, respectively. All of the loan guarantees are fully collateralized, principally with equipment and inventory and, to a lesser extent, with building facilities.

        At December 28, 1996, the Company's ratio of total liabilities to shareholders' investment was 1.08, compared to 1.18 at December 30, 1995. The ratio decrease was principally attributable to higher net earnings. Additionally, at December 28, 1996, the Company had available the entire amount of unsecured revolving bank credit facilities totaling $16,000,000.

        The Company believes its cash and debt-to-equity positions continue to compare very favorably to most industry competitors. Additionally, the Company believes that its financial condition provides it with adequate long-term flexibility to finance anticipated capital requirements without adversely impacting its financial position or liquidity.

   Company Business

        The Company is engaged in distributing food and related products at wholesale and retail. At December 28, 1996, the Company franchised 68 and operated 16 corporate retail supermarkets under the Piggly Wiggly/R/ name in its eastern Wisconsin and northeastern Illinois market areas. The Company owns the right to grant Piggly Wiggly franchises in its market areas.

        The Company is the primary supplier to its franchised and corporate stores. The Company also serves as a wholesaler to other smaller independent retail stores in its market areas. The Company supplies grocery, frozen food, dairy and produce to its customers through its 364,000 square foot distribution center in Sheboygan, Wisconsin. Also, the Company provides its customers with fresh, frozen and processed meats, eggs and deli items through a third-party distribution facility in Milwaukee, Wisconsin on a contract basis. Additionally, the Company bottles soft drinks and drinking and distilled water under its Springtime/R/ label and supplies these products exclusively to its customers.

        The Company employs approximately 1,550 individuals, nearly 1,050 of whom are employed in the operation of corporate retail supermarkets. A majority of the Company's retail employees are employed on a part-time basis. Of the Company's remaining employees, approximately 200 are engaged in warehousing, distribution and trucking activities, and nearly 300 are corporate and administrative personnel.

   [Page 12 of Annual Report]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   Board of Directors and Shareholders
   Schultz Sav-O Stores, Inc.

        We have audited the accompanying consolidated balance sheets of Schultz Sav-O Stores, Inc. and its subsidiary as of December 28, 1996 and December 30, 1995 and the related consolidated statements of earnings, cash flows and shareholders' investment for each of the three fiscal years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conduct our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schultz Sav-O Stores, Inc. and its subsidiary as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.


   Milwaukee, Wisconsin                    Arthur Andersen LLP
   February 5, 1997

   [Page 13 to 15 of Annual Report]

                        CONSOLIDATED BALANCE SHEETS
               As of December 28, 1996 and December 30, 1995
    Assets                                      1996           1995
    Current Assets:
      Cash and equivalents                  $27,531,000   $21,593,000

      Receivables                             5,676,000     5,562,000
      Inventories                            22,316,000    20,458,000
      Other current assets                    3,367,000     5,606,000
      Deferred income taxes                   3,824,000     3,504,000
                                             ----------    ----------
      Total current assets                   62,714,000    56,723,000
                                             ----------    ----------
    Noncurrent receivable under capital
      subleases                               8,239,000     9,361,000
    Property under capital leases, net        3,073,000     3,089,000
    Other noncurrent assets                   2,402,000     2,203,000
    Property and equipment, net              21,544,000    22,827,000
                                             ----------    ----------
    Total assets                            $97,972,000   $94,203,000
                                             ==========    ==========
    Liabilities & shareholders' investment
    Current liabilities:
      Accounts payable                      $20,332,000   $19,509,000
      Accrued salaries and benefits           4,189,000     4,000,000

      Accrued insurance                       3,328,000     2,805,000
      Retail repositioning reserve              852,000     1,145,000
      Other accrued liabilities               3,692,000     3,295,000
      Current obligations under capital
        leases                                  702,000       777,000
      Current maturities of long-term debt      345,000       337,000
                                             ----------    ----------
      Total current liabilities              33,440,000    31,868,000
                                             ----------    ----------

    Long-term obligations under capital
      leases                                 12,368,000    13,268,000
    Long-term debt                            3,375,000     3,719,000
    Deferred income taxes                     1,754,000     2,060,000
    Shareholders' investment:
      Preferred stock, $100 par value,
        authorized 3,000 shares, issued
        and outstanding 159 shares in 1995            -        16,000
      Common stock, $0.05 par value,
        authorized 20,000,000 shares,
        issued 5,833,570 in 1996 and 1995       292,000       292,000
      Additional paid-in capital             13,331,000    12,990,000
      Retained earnings                      45,654,000    40,855,000

      Treasury stock at cost, 1,214,472
        shares in 1996 and 1,179,972
        shares in 1995                      (12,242,000)  (10,865,000)
                                             ----------    ----------
    Total shareholders' investment           47,035,000    43,288,000
                                             ----------    ----------
    Total Liabilities and Shareholders'
      Investment                            $97,972,000   $94,203,000
                                             ==========    ==========

   See notes to consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF EARNINGS
                                 For fiscal years 1996, 1995 and 1994

                                                   1996               1995             1994

    Net sales                                   $453,921,000      $439,646,000     $446,362,000

    Costs and expenses:
      Cost of products sold                      381,492,000       369,130,000      372,867,000
      Operating and administrative expenses       61,892,000        61,034,000       64,401,000
                                                  ----------        ----------       ----------
    Operating income                              10,537,000         9,482,000        9,094,000
    Interest income                                  842,000           944,000          453,000
    Interest expense                                (867,000)         (926,000)        (894,000)
                                                  ----------        ----------       ----------
    Earnings before income taxes                  10,512,000         9,500,000        8,653,000
    Provision for income taxes                     4,047,000         3,660,000        3,252,000
                                                  ----------        ----------       ----------
    Net Earnings                               $   6,465,000     $   5,840,000    $   5,401,000
                                                  ==========        ==========       ==========

    Earnings per Share                                 $1.35             $1.20            $1.02
                                                        ====              ====             ====

   See notes to consolidated financial statements.


                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                For fiscal years 1996, 1995 and 1994

                                                      1996            1995            1994

    Cash flows from operating activities:
      Net earnings                              $  6,465,000   $   5,840,000    $   5,401,000
      Adjustments to reconcile net earnings to
        net cash provided by operating
        activities:
        Depreciation and amortization              4,451,000       4,467,000        4,654,000
        Deferred income taxes                       (626,000)      1,003,000       (1,333,000)
      Changes in assets and liabilities:
        Receivables                                 (114,000)      1,276,000        1,504,000
        Inventories                               (1,858,000)        869,000           (7,000)
        Other current assets                       2,335,000      (2,584,000          295,000
        Accounts payable                             823,000        (152,000)       1,044,000
        Accrued liabilities                        1,386,000      (4,099,000)       4,739,000
                                                  ----------      ----------       ----------

    Net cash flows from operating activities      12,862,000       6,620,000       16,297,000
                                                  ----------      ----------       ----------
    Cash flows from investing activities:
      expenditures for property and equipment     (3,420,000)     (3,545,000)      (3,640,000)
      Receipt of principal amounts under
        capital subleases                            581,000         518,000          564,000
      Proceeds from asset sales                       88,000         599,000          538,000

      Proceeds from maturity of short-term
        investments                                     -               -           2,953,000
                                                  ----------      ----------       ----------
    Net cash flows from investing activities      (2,751,000)     (2,428,000)         415,000
                                                  ----------      ----------       ----------
    Cash flows from financing activities:
      Payment for acquisition of treasury stock   (2,233,000)     (3,475,000)      (5,360,000)
      Payment of cash dividends                   (1,666,000)     (1,047,000)        (518,000)
      Proceeds from exercise of stock options        856,000         487,000          433,000
      Principal payments on capital lease
        obligations                                 (777,000)       (714,000)        (797,000)
      Principal payments on long-term debt          (337,000)       (323,000)        (300,000)
      Repurchase of preferred stock                  (16,000)       (142,000)            -
                                                  ----------      ----------       ----------
    Net cash flows from financing activities      (4,173,000)     (5,214,000)      (6,542,000)
                                                  ----------      ----------       ----------
    Cash and equivalents:
      Net increase(decrease)                       5,938,000      (1,022,000)      10,170,000
      Balance, beginning of year                  21,593,000      22,615,000       12,445,000
                                                  ----------      ----------       ----------
    Balance, End of Year                         $27,531,000     $21,593,000      $22,615,000
                                                  ==========      ==========       ==========

   See notes to consolidated financial statements.

                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                               As of December 28, 1996, December 30, 1995 and December 31, 1994
                                                  1996                       1995                         1994
                                          Shares         Amount       Shares        Amount        Shares           Amount

    Preferred Stock, $100 par
      Beginning of year                      159      $  16,000        3,000    $  300,000         3,000      $   300,000
      Repurchase of preferred stock         (159)       (16,000)      (2,841)     (284,000)         -                -
                                       ---------       --------    ---------     ---------     ---------         --------
    End of year                             -              -             159        16,000         3,000          300,000
                                       =========       ========    =========     =========     =========         ========

    Common Stock, $0.05 par
      Beginning of year                5,833,570        292,000    2,916,785       146,000     2,916,785          146,000

    Two-for-one stock split effected
      in the form of a 100% stock
      dividend                              -              -       2,916,785       146,000          -                -
                                       ---------       --------    ---------     ---------     ---------         --------
    End of year                        5,833,570        292,000    5,833,570       292,000     2,916,785          146,000
                                       =========       ========    =========     =========     =========         ========

    Additional Paid-in Capital
      Beginning of year                              12,990,000                 12,680,000                     12,680,000
        Exercise of stock options                       341,000                    168,000                           -
        Repurchase of preferred stock                      -                       142,000                           -
                                       ---------       --------      -------     ---------      --------         --------
    End of year                                      13,331,000                 12,990,000                     12,680,000
                                       =========     ==========     ========    ==========      ========       ==========

    Retained Earnings

      Beginning of year                              40,855,000                 36,179,000                     31,296,000
      Net earnings                                    6,465,000                  5,840,000                      5,401,000
      Cash dividends
        Preferred stock ($3.00 per
          share)                                           -                        (9,000)                        (9,000)
        Common stock ($0.36 per share
          in 1996, $0.22 in 1995 and
          $0.10 in 1994)                             (1,666,000)                (1,038,000)                      (509,000)
        Two-for-one stock split
          effected in the form of a
          100% stock dividend                                                     (117,000)                          -
                                       ---------     ----------     --------    ----------      --------       ----------
    End of year                                      45,654,000                 40,855,000                     36,179,000
                                       =========     ==========     ========    ==========      ========       ==========

    Treasury Stock
      Beginning of year               (1,179,972)   (10,865,000)    (495,551)   (7,848,000)     (222,933)      (2,921,000)
      Exercise of stock options          111,300        856,000       53,359       487,000        29,549          433,000

        Acquisition of treasury stock   (145,800)    (2,233,000)    (152,294)   (3,475,000)     (302,167)      (5,360,000)
        Two-for-one stock split
          effected in the form of a
          100% stock dividend               -              -        (585,486)      (29,000)         -                -
                                       ---------     ----------    ---------    ----------      --------        ---------
    End of year                       (1,214,472)   (12,242,000)  (1,179,972)  (10,865,000)     (495,551)      (7,848,000)
                                       =========     ==========    =========    ==========      ========        =========

    Total Shareholders' Investment,
      End of Year                                   $47,035,000                $43,288,000                    $41,457,000
                                       =========     ==========    =========    ==========      ========       ==========

   See notes to consolidated financial statements.

   [Pages 16 to 21 of Annual Report]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      For fiscal years 1996, 1995 and 1994

   (A)  Description of Business

        The Company is engaged in the food distribution business through franchised and corporate retail supermarkets and as a supplier to independent food stores. The retail supermarkets and independent food stores supplied by the Company are located in eastern Wisconsin and northeastern Illinois. All franchised and corporate stores operate under the name of Piggly Wiggly./R/

   (B)  Summary of Significant Accounting Policies

   Accounting periods

        The Company's fiscal year ends on the Saturday closest to December
   31. The 1996, 1995 and 1994 fiscal years were 52-week periods ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

   Principles of consolidation

        The financial statements include the accounts of Schultz Sav-O Stores, Inc. and its wholly-owned subsidiary, PW Trucking, Inc. Any intercompany accounts and transactions have been eliminated.

   Cash and equivalents

        Cash and equivalents consist of demand deposits at commercial banks and highly liquid investments with a maturity of three months or less when purchased. Cash equivalents are stated at cost which approximate market value.

   Receivables

        Receivables are shown net of allowance for doubtful accounts of $3,650,000 and $2,565,000 at December 28, 1996 and December 30, 1995,
   respectively.

   Inventories

        Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. For meat and produce, cost is determined on the first-in, first-out (FIFO) method. At December 28, 1996 and December 30, 1995, 82% and 83%, respectively, of all inventories were accounted for under the LIFO method.

        The excess of replacement or current cost over the stated LIFO cost of inventory was $9,447,000 and $9,631,000 at December 28, 1996 and December 30, 1995, respectively.

   Other current assets

        Other current assets at December 28, 1996 and December 30, 1995 consisted of the following:

                                              1996              1995

    Retail systems for resale            $1,108,000        $1,649,000
    Property held for resale                940,000         2,389,000
    Prepaid expenses                        615,000           657,000
    Receivable under capital subleases      504,000           581,000
    Store equipment and supplies for
        resale                              200,000           330,000
                                          ---------         ---------
    Other current assets                 $3,367,000        $5,606,000
                                          =========         =========

   Property and equipment, net

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

        Property and equipment, net, at December 28, 1996 and December 30, 1995 consisted of the following:

                                             1996               1995

    Land and buildings                   $18,382,000        $18,508,000
    Leasehold improvements                 5,398,000          5,566,000
    Equipment and fixtures                29,911,000         31,186,000
                                          ----------         ----------
                                          53,691,000         55,260,000
    Less accumulated depreciation and
     amortization                        (32,147,000)       (32,433,000)
                                          ==========         ==========

    Property and equipment, net          $21,544,000        $22,827,000
                                          ==========         ==========

        The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in 1996. The Company determined that the adoption of this standard did not have a material impact on its financial statements for 1996.

   Accounts Payable

        Accounts payable included $6,968,000 and $7,169,000 at December 28, 1996 and December 30, 1995, respectively, of issued checks that have not cleared the Company's disbursing bank accounts.

   Retail repositioning reserve

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

   Earnings per share

        Earnings per share computed by dividing net earnings by the weighted average number of common shares outstanding during each year plus common stock equivalents. Net earnings, for purposes of the earnings per share computation, is determined after taking into account all of the preferred dividend requirements. For fiscal 1995, earnings per share increased by the excess of the aggregate par value of the 2,841 shares of preferred stock over the repurchase price tendered pursuant to the Company's redemption offer. Common stock equivalents result from the assumed exercise of outstanding stock options and affect earnings per share when they have a dilutive effect. Primary and fully diluted earnings per share are the same for all years. On July 28, 1995, the Board of Directors authorized a two-for-one Common Stock split, effected in the form of a 100% stock dividend distributed on September 15, 1995, to shareholders of record on September 1, 1995. All historical share, per share amounts, stock option data and market prices of the Company's Common Stock prior to distribution date appearing in the financial statements and notes thereto have been retroactively adjusted for the stock split in September 1995. The weighted average number of shares outstanding utilized in the per share calculations were 4,789,000, 4,981,000 and 5,257,000 for fiscal years 1996, 1995 and 1994, respectively.

   Supplementary disclosure of cash flow information

        Interest and taxes paid included in the Company's cash flow from operations were as follows:

                          1996             1995             1994

    Interest paid    $  873,000       $  902,000       $  918,000

    Taxes paid        4,071,000        3,368,000        2,835,000

   Use of estimates

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

   Store pre-opening costs

        Costs associated with the opening of new stores, consisting primarily of advertising, supplies, occupancy and payroll, are charged to operating and administrative expenses as incurred. Depreciation and amortization of property and equipment and leasehold improvements begin in the period a store begins operations.

   Advertising costs

        Costs incurred for producing and communicating advertising are expensed when incurred.

   Reclassifications

        Certain 1995 and 1994 amounts previously reported have been reclassified to conform to the 1996 presentation.

   (C)  Long-Term Debt

        The Company has a loan agreement providing unsecured revolving credit facilities totaling $16,000,000 through April 30, 1998. This arrangement provides for borrowings at rates not to exceed the bank's prime rate. There are no compensating balance requirements. There were no borrowings outstanding under this agreement during 1996 and 1995.

        Long-term debt at December 28, 1996 and December 30, 1995 consisted of the following:

                                              1996              1995
    Mortgage note, 9.675% due in
     monthly installments of $33,026
     including interest due through
     June 2012                           $3,191,000        $3,274,000

    Term note, 9.91%, due in quarterly
     installments of $55,000 through
     June 1998                              295,000           515,000

    Land contract, 10.0%, due in
     annual installments of $33,333
     through March 2003                     234,000           267,000
                                          ---------         ---------
                                          3,720,000         4,056,000
    Less current maturities                (345,000)         (337,000)
                                          ---------         ---------
    Long-term debt                       $3,375,000        $3,719,000
                                          =========         =========

        At December 28, 1996, the fair value of the financial instruments approximated carrying value. The revolving credit and term note agreements contain various covenants including, among others, the maintenance of defined working capital, net worth of $36,000,000, certain debt-equity ratios, restrictions against pledging of or liens upon certain assets, mergers, significant changes in ownership and limitations on restricted payments. As of December 28, 1996, $3,430,000 of retained earnings were available for cash dividends and other restricted payments.

        The total amount of long-term debt due in each of the fiscal years 1997 through 2001 will be $345,000, $209,000, $144,000, $156,000 and
   $168,000, respectively, and $2,697,000 from 2002 to 2012.

        Interest expenses consisted of the following:


                              1996               1995             1994
    Interest on long-
     term debt              $383,000          $419,000         $312,000
    Imputed interest-
     capital leases          484,000           507,000          582,000
                             -------           -------          -------
    Interest expense        $867,000          $926,000         $894,000
                             =======           =======          =======


   (D)  Income Taxes

        The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

                                  1996            1995            1994
    Federal income tax
     statutory rate              34.0%           34.0%           34.0%
    State income taxes, net
     of federal income tax
     benefit                      5.3             5.1             5.1
    Other, net                   (0.8)           (0.6)           (1.5)
                                 ----            ----            ----
    Effective income tax
     rate                        38.5%           38.5%           37.6%
                                 ====            ====            ====

        Components of provision for income taxes consisted of the following:

                                  1996             1995            1994
    Currently payable

     Federal                 $3,804,000      $2,082,000      $3,606,000
     State                      869,000         575,000         979,000
    Deferred                   (626,000)      1,003,000      (1,333,000)
                              ---------       ---------       ---------
    Provision for income
     taxes                    4,047,000       3,660,000       3,252,000
                              =========       =========       =========

        The components of deferred income tax assets and liabilities at December 28, 1996 and December 30, 1995 were as follows:

                                          1996             1995
    Deferred income tax assets:

     Bad debt reserve                  $1,414,000       $1,000,000
     Accrued insurance                  1,296,000        1,094,000
     Capital lease accounting             716,000          622,000
     Vacation pay                         513,000          597,000
     Retail repositioning reserve         332,000          447,000
     Other                                574,000          857,000
                                        ---------        ---------
    Total deferred income tax assets    4,855,000        4,617,000
                                        ---------        ---------
    Deferred income tax liabilities:
     Property and equipment            (2,470,000)      (2,705,000)
     Pension                             (315,000)        (468,000)
                                        ---------        ---------
    Total deferred income tax
     liabilities                       (2,785,000)      (3,173,000)
                                        ---------        ---------
    Net deferred income tax asset      $2,070,000       $1,444,000
                                        =========        =========

        The net deferred income tax asset as of December 28, 1996 and December 30, 1995 were classified in the balance sheet as follows:


                                             1996              1995

    Current deferred income tax asset   $3,824,000        $3,504,000
    Noncurrent deferred income tax
         liability                      (1,754,000)       (2,060,000)
                                         ---------         ---------
    Net deferred income tax asset       $2,070,000        $1,444,000
                                         =========         =========

   (E)  Commitments and Contingent Liabilities

        The Company has projected capital expenditures for fiscal year 1997 at $5,200,000. Commitments approximating $3,150,000 were made as of December 28, 1996.

        As of December 28, 1996, the Company was contingently liable under guarantees of bank note agreements of wholesale customers totaling $15,094,000. All of the loan guarantees are fully collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.

   (F)  Retirement Plans

        The Company has a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of its non-union eligible employees. Annual provisions are based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. Provisions for the three fiscal years ended 1996, 1995 and 1994 were $793,000, $720,000 and $700,000, respectively. Beginning in
   October 1994, the plan allowed participants to make pretax contributions. The Company then matches certain percentages of employee contributions. The Company's matching contributions for 1996 and 1995 were $71,000 and $68,000, respectively.

        The Company has union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense, which the Company funds as accrued, was $1,564,000, $1,599,000 and $1,668,000 in fiscal years 1996, 1995 and
   1994, respectively. Complete information with respect to the Company's portion of plan net assets and the actuarial present value of accumulated plan benefits is not available.

   (G)  Leases

        The Company leases most of its retail stores under lease agreements with original lease periods of 15 to 20 years and typically with five-year renewal options. Exercise of such options is dependent on, among others, the level of business conducted at the location. Executory costs, such as maintenance and real estate taxes, are generally the Company's responsibility. In a majority of situations, the Company will enter into a lease for a store and sublease the store to a wholesale customer. Additionally, the Company leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for tractors and trailers. Contingent rental expense associated with the Company's capital leases and sublease income were not material to the Company's financial statements.

        Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by the Company under capital leases at December 28, 1996 and December 30, 1995 was as follows:

                                              1996              1995
    Investments in leased property
     under capital leases                $5,264,000        $5,466,000

    Less accumulated amortization        (2,191,000)       (2,377,000)
                                          ---------         ---------
    Property under capital leases, net   $3,073,000        $3,089,000
                                          =========         =========

        Amortization of leased property under capital leases, included in operating and administrative expenses, amounted to $273,000, $283,000 and $331,000 in fiscal years 1996, 1995 and 1994, respectively.

        The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of December 28, 1996:


                                         Capital lease     Capital sublease
                                          obligations         receivables

    1997                                $ 2,228,000         $ 1,533,000
    1998                                  2,201,000           1,506,000
    1999                                  2,167,000           1,473,000
    2000                                  2,126,000           1,411,000
    2001                                  2,131,000           1,416,000
    2002-2009                            13,174,000           8,740,000
                                         ----------          ----------
    Total minimum lease payments         24,027,000          16,079,000
    Less interest                       (10,957,000)         (7,336,000)
                                         ----------          ----------

    Present value of minimum lease
     payments and amounts receivable     13,070,000           8,743,000
    Less current portion                   (702,000)           (504,000)
                                         ----------          ----------
    Long-term obligations and
     receivable                         $12,368,000          $8,239,000
                                         ==========          ==========


        The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable lease terms in excess of one year as of December 28, 1996:

    1997                                                $ 7,637,000
    1998                                                  7,582,000
    1999                                                  7,432,000
    2000                                                  6,933,000
    2001                                                  6,376,000
    2002-2016                                            63,985,000
                                                         ----------
    Total minimum lease payments                         99,945,000
    Lease minimum amounts receivable under
     noncancelable subleases                            (82,297,000)
                                                         ----------
    Net minimum lease payments                          $17,648,000
                                                         ==========

        Rental expenses for all operating leases amounted to $3,813,000, $3,958,000 and $4,486,000 in fiscal years 1996, 1995 and 1994, respectively. These amounts include $1,012,000, $1,113,000 and $1,444,000, respectively, for contingent rentals.

   (H)  Stock Option Plans

        The Company has stock option plans which provide for the grant of either incentive or nonqualified stock options to key employees. The exercise price of each option is equal to the market price of the Company's stock on the date of grant. Options granted are exercisable for seven years from the date of grant and vest ratably over the first three years. Such vesting may be accelerated by the Stock Option Committee of the Board of Directors or upon a change in control of the Company, as defined by the plans.

        The Company applies Accounting Principles Board Opinion 25 in accounting for its stock option plans. In 1995, the Financial Accounting Standard Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which established financial accounting and reporting standards for stock-based employee compensation. The statement allows for companies to continue to apply the accounting treatment under the provisions of APB 25. Effective fiscal year 1996, the Company has elected to adopt the disclosure requirement of SFAS 123, however, in the opinion of management, the proforma impact of compensation expense for stock-based employee arrangements is not material to the financial statements.

        As of December 28, 1996, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 1996, 1995 and 1994:

                                       Number of            Range of per
                                         shares         share option prices
    Shares under option at

     January 1, 1994                    429,354             $3.75-$8.75
     Options granted                     99,300                 7.63
     Options exercised                  (59,098)             3.75-7.67
     Options canceled                   (17,206)             6.25-8.75
                                       --------              ----------
    Shares under option at
     December 31, 1994                  452,350              5.34-8.75
     Options granted                     96,200                 9.75
     Options exercised                  (78,184)            14.75-21.75
                                        -------             -----------
    Shares under option at
     December 30, 1995                  470,366              6.25-9.75
     Options granted                     88,600                15.75
     Options exercised                 (111,300)            14.75-16.50
     Options canceled                    (1,866)                7.63
                                        -------             -----------
    Shares under option at
     December 28, 1996                  445,800              6.25-15.75
                                        =======              ==========
    Shares reserved for grant at
     December 28, 1996                  344,400
                                        =======
    Options granted in
     January 1997                        95,800                $14.50
                                        =======               =======


        When options were exercised, the Company realized certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital. Nonqualified stock options exercisable at December 28, 1996 and December 30, 1995 were 271,700 and 285,000 shares, respectively.

   (I)  Preferred Stock

        On September 11, 1995, the Company announced a self-tender offer for all 3,000 outstanding shares of the Company's preferred stock at a cash price of $50 per share. The offer commenced on such date and expired at midnight on October 30, 1995. Of the 3,000 outstanding shares of preferred stock, 2,841 shares, representing approximately 94.7%, were tendered and accepted by the Company pursuant to the offer. The Company paid the $142,000 aggregate purchase price for the 2,841 shares from its available cash on hand. At December 30, 1995, 3,000 shares of preferred stock were authorized and 159 shares remain outstanding. In August 1996, the Company repurchased the remaining 159 shares outstanding at par.

        The Company has 1,000,000 shares of $0.05 par value class B preferred stock authorized, none of which have been issued. These shares are issuable in such series and with such relative rights and preferences as may be determined from time to time by the Board of Directors.

   (J)  Common Stock

        On July 28, 1995, the Board of Directors authorized a two-for-one Common Stock split, effected in the form of a 100% stock dividend distributed on September 15, 1995, to shareholders of record on September 1, 1995. All historical share, per share amounts, stock option data and market prices of the Company's Common Stock prior to distribution date have been restated to retroactively reflect the stock split. At December 28, 1996, of the 20,000,000 shares of Common Stock authorized, 5,833,570 shares were issued and 4,619,098 shares were outstanding.

        All common shares issued and issuable include one associated common stock purchase right which entitles shareholders to purchase one share of Common Stock from the Company at an exercise price equivalent to $21 per share. The rights become exercisable after a person acquires beneficial ownership of 20% or more of the Company's Common Stock. The rights do not have any voting rights and may be redeemed at a price of $0.01 per right. At December 28, 1996, approximately 6,624,000 shares of Common Stock were reserved for issuance upon exercise of the rights. Under certain circumstances, the rights may be exchanged at a ratio of one share per right. The rights expire on January 6, 1999. Upon the occurrence of certain defined events, the rights will be modified to entitle the holder (other than an "acquiring person") to purchase the shares of Common Stock of the Company or of such acquiring person having a market value of two times the exercise price of the rights.

   (K)  Unaudited Quarterly Financial Information

        The Company includes sixteen weeks in its first quarter and twelve weeks in each subsequent quarter. Summarized quarterly and annual financial information for fiscal years 1996 and 1995 follows:

   (Dollars in thousands,
    except per share data)     Fiscal Year Ended December 28, 1996
                           First     Second    Third     Fourth    Year

   Net Sales             $134,079  $105,544    $105,383  $108,915    $453,921
   Gross profit            21,531    17,005      16,646    17,247      72,429
   Net earnings             1,261     1,576       1,472     2,156       6,465
   Earnings per share       $0.26     $0.33       $0.31     $0.45       $1.35
   Weighted average
    shares outstanding  4,824,000 4,752,000   4,770,000 4,779,000   4,789,000
                        ========= =========   ========= =========   =========

   (Dollars in thousands,
    except per share data)     Fiscal Year Ended December 30, 1995
                           First    Second       Third    Fourth        Year

   Net Sales             $132,278  $101,996     $99,373  $105,999    $439,646
   Gross profit            21,289    16,734      16,264    16,229      70,516
   Net earnings             1,237     1,556       1,385     1,662       5,840
   Earnings per share       $0.24     $0.31       $0.28     $0.37       $1.20
   Weighted average
    shares outstanding  4,984,000 4,965,000   4,952,000 4,879,000   4,981,000
                        ========= =========   ========= =========   =========

   [Page 22 of Annual Report]

   Common Stock Information

   The Company's Common Stock is traded over-the-counter on the Nasdaq Stock Market under the symbol SAVO. There are approximately 1,040 beneficial holders of the Company's Common Stock. An analysis of high and low stock prices by quarter and for the last three years are as follows:


                    First             Second              Third               Fourth              Year
               High      Low      High       Low      High      Low       High      Low      High       Low

    1996      $16.50    $14.00   $15.00    $12.25    $13.75    $12.25    $15.00    $13.00   $16.50    $12.25
    1995       11.50      9.75    11.63     10.75     15.00     11.25     15.50     14.25    15.50      9.75
    1994        8.50      7.63     9.13      8.00     10.00      8.88     10.13      9.63    10.13      7.63

   Cash dividends paid per share were:

              First       Second       Third        Fourth         Year
    1996      $0.08       $0.08        $0.10          $0.10       $0.36
    1996       0.03        0.03         0.08           0.08        0.22
    1996       0.02        0.02         0.03           0.03        0.10


   Stock prices and dividend information have been adjusted to reflect the two-for-one stock split effected in the form of a 100% stock dividend on September 15, 1995.