Form 10-K405, Exhibit 13
period 1998-01-03
SCHULTZ SAV O STORES INC
filed 1998-03-13
CIK 87588

EXHIBIT 13

   FIVE-YEAR FINANCIAL HIGHLIGHTS

                                           Fiscal Year(a)(b)
    (dollars in thousands,
      except per share
      data)                   1997      1996      1995      1994      1993
    Consolidated
      statements of
      earnings data:

      Net sales            $473,006   $453,921 $439,646   $446,362 $469,577
      Gross profit           73,907     72,429   70,516     73,495   81,288
      Earnings before
       income taxes          12,418     10,512    9,500      8,653    7,519
      Provision for income
       taxes                  4,781      4,047    3,660      3,252    2,767
      Net earnings            7,637      6,465    5,840      5,401    4,752
      Earnings per share-
       basic                   1.11       0.93     0.82       0.70     0.58
      Earnings per share-
       diluted                 1.06       0.90     0.79       0.68     0.57
      Cash dividends per
       share                  0.273      0.240    0.147      0.067    0.050

      Weighted average
       shares and
       equivalents
       outstanding (c)        7,148      7,187    7,402      7,886    8,234
      Net earnings-to-                                                1.01%
       sales ratio            1.61%      1.42%    1.33%      1.21%
    Consolidated balance
      sheet data (at
      fiscal year-end):
      Working capital       $29,217   $ 28,579 $ 24,855   $ 21,197 $ 20,805
      Total assets           98,866     98,204   94,435     94,624   90,042
      Current obligations
       under capital
       leases and current
       maturities of
       long-term debt           866      1,047    1,114      1,037    1,050
      Long-term debt          3,165      3,375    3,719      4,056    1,035
      Long-term
       obligations under
       capital leases        11,177     12,368   13,268     14,046   14,979
      Total shareholders'
       investment            50,384     47,035   43,288     41,457   41,501
    Other data:
      Capital additions    $  4,868   $  3,420 $  3,545   $  3,640 $  8,528
      Depreciation and
       amortization           4,517      4,451    4,467      4,654    4,861
   __________________________________________

   Notes: (a)  The Company's fiscal year ends on the Saturday closest to
               December 31. The 1997 fiscal year was a 53-week period. All other fiscal years presented were 52-week periods.
          (b) All data should be read in conjunction with the Company's audited consolidated financial statements and "Management's discussion and analysis of financial condition and results of operations" as set forth in this Annual Report to Shareholders.
          (c) The weighted average shares and equivalents outstanding for prior years have been retroactively restated to account for the three-for-two stock split on September 5, 1997, and/or for the two-for-one stock split on September 15, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Special Note Regarding Forward-Looking Statements

        Certain matters discussed in this Management's Discussion and Analysis are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statements will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of January 3, 1998 and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

   Results of Operations

        The following tables set forth certain items from the Company's Consolidated Statements of Earnings as a percent of net sales and the year-to-year percentage changes in the amounts of such line items.


                       Percent of net sales         Percentage change
                     1997     1996    1995    1997 vs. 1996   1996 vs. 1995

    Net Sales        100.0%  100.0%   100.0%          4.2%           3.2%
    Cost of
     products sold    84.4%   84.0%    84.0%          4.6%           3.3%
    Operating and
     administrative
     expenses         13.1%   13.6%    13.9%         (0.2%)          1.4%
    Earnings before
     income
     taxes             2.6%    2.3%     2.2%         18.1%          10.7%
    Net earnings       1.6%    1.4%     1.3%         18.1%          10.7%


                                  1997 vs. 1996

   Net Sales

        Net sales for the 53-week period ended January 3, 1998 increased 4.2% to $473,006,000, compared to $453,921,000 for the 52-week period ended December 28, 1996. Sales, adjusted for the extra week in fiscal 1997, increased 2.3% compared to 1996. Fiscal 1998 will be a 52-week year. Sales in 1997 benefitted primarily from increased wholesale business volume resulting from the October 1997 completion of the two-year implementation of the Piggly Wiggly Preferred Club/R/ electronic card marketing program. Sales in fiscal 1997 also benefitted from additions and enhancements to the Company's "virtual chain" base of franchised and corporate supermarkets. In April 1997, the Company converted an independent operator from another wholesaler into a Piggly Wiggly franchise unit. In October 1997, the Company converted a franchise unit in Oshkosh, Wisconsin into a corporate supermarket. During 1997, the Company also completed one new market corporate store, one new market franchise store, one replacement franchise store and three additions to existing franchise stores. These completed projects, located in Appleton, DePere, Evansville, Plymouth, Manitowoc and Waterloo, Wisconsin, added approximately 115,000 of aggregate store selling space. Of these completed projects, the Appleton store was the first corporate store opened by the Company since 1991. While the Company's emphasis remains in increasing its wholesale business volume, the Company will continue to explore retail opportunities. Sales, however, were negatively impacted by closures of two underperforming corporate stores in Racine and Stevens Point, Wisconsin in September and October 1996, respectively, and one underperforming franchise store in Plover, Wisconsin in September 1997; and the impact of additional competitive activity due to new stores in certain markets. As of January 3, 1998, the Company had 68 franchised and 18 corporate supermarkets, compared to 68 franchised and 16 corporate stores at the end of fiscal year 1996.

        Consistent with the Company's business strategy to expand its wholesale volume, the Company opened a 17,600 square foot new market franchise supermarket in Poynette, Wisconsin in January 1998. In addition to this completed project, there are currently six additional supermarket facility projects in various phases of planning or construction, with completions scheduled throughout 1998. These projects involve four additions to existing franchise stores in Howards Grove, Waupaca, Beaver Dam and Kiel, Wisconsin; one replacement franchise supermarket in Lomira, Wisconsin; and one renovation to the acquired corporate supermarket in Appleton, Wisconsin. On an aggregate basis, these six new facilities, upon completion, are expected to add approximately 85,000 square feet of store selling space. Additionally, the Company expects these projects to continue to help the Company position itself against competitive pressures in these local marketplaces. Based on the Company's internal wholesale price index, inflation did not have a significant effect on sales between years.

        In the fall of 1997, the Company acquired two operating supermarkets in the Menasha and Appleton, Wisconsin market areas from Nash Finch Company. The Company renovated the Menasha store subsequent to the purchase and the Company opened this corporate store in November 1997 and closed its noncompetitive south side Appleton store. As part of an expansion plan, the Company temporarily closed the acquired Appleton store. The Company projects the renovated Appleton corporate store to open in July 1998. Upon completion of the Appleton store project, the Company expects to close its other smaller, noncompetitive and older corporate Appleton store. The two replacement corporate supermarkets will aggregate approximately 85,000 square feet, an increase of 93% over the combined 44,160 square feet of the older units.

   Cost of Products Sold

        Cost of products sold, as percent of sales, increased 0.4% from 84.0% in 1996 to 84.4% in 1997. This nominal increase was principally a direct result of the continued reduction in 1997 of higher margin retail sales compared to the increasing amount of lower margin wholesale sales. With the acquisition of two retail stores from Nash Finch and one retail store from a franchise operator and their respective conversions to corporate supermarkets, the Company projects the percentage of higher margin retail sales volume to increase in 1998 relative to 1997 levels. In spite of this expected change in sales mix, the Company will continue to emphasize increasing its wholesale volume.

   Operating and Administrative Expenses

        Operating and administrative expenses, as a percent of sales, decreased 0.5% from 13.6% in 1996 to 13.1% in 1997. Total operating and administrative expenses in 1997 decreased due principally to the closing of two smaller underperforming corporate retail stores in September and October 1996, respectively. Additionally, the Company experienced lower provisions for self-insured health and casualty programs due to reduced frequency and severity of claims. These decreases were particularly evident during the fourth quarter of 1997. The decrease in operating and administrative expenses was partially offset by higher variable expenses, such as wages and salaries. Certain variable expenses increased due principally to higher sales volume.

        Due to the highly competitive nature of the industry, certain franchise operators and corporate retail stores continue to experience operational difficulties in their respective marketplaces. As a result, the Company continues to incur significant receivable realization charges from a number of underperforming franchise operators. Total realization charges relating to wholesale bad debts and retail subsidies were comparable for both years, totaling $2,046,000 and $2,349,000 in 1997 and 1996, respectively. Additionally, the Company continues to evaluate various business alternatives relating to the operations of its underperforming corporate retail stores. The Company's business alternatives include the sale and subsequent conversion of these stores into franchise units, the closing of noncompetitive stores or the implementation of other operational changes. Similar to prior years, implementation of these changes can result in the Company incurring certain repositioning or restructuring charges involving the termination costs of replaced, closed or sold stores. These actions can negatively impact net earnings in the short-term, but management believes that such action will help improve the Company's long-term profitability. For 1997 and 1996, retail repositioning and restructuring costs amounted to $1,071,000 and $299,000, respectively. The significant increase in retail repositioning costs in 1997 compared to 1996 was attributable to: (i) the closure of an underperforming franchise supermarket in Plover, Wisconsin during 1997 and resulting in a $700,000 pretax charge to operations; and
   (ii) the closing and termination costs relating to two smaller noncompetitive corporate stores that are to be replaced by the two retail stores acquired from Nash Finch resulting in a $300,000 pretax charge to operations. The Company also incurred additional charges of $300,000 relating to market development and startup costs due to the opening of the new market corporate store in Appleton, Wisconsin and the conversion of the acquired Menasha, Wisconsin supermarket into the Piggly Wiggly format.

   Net Earnings

        As a result of the foregoing, the Company's earnings before income taxes increased 18.1% to $12,418,000 in fiscal 1997, from $10,512,000 in fiscal 1996. As a percent of sales, earnings before income taxes increased from 2.3% in 1996 to 2.6% in 1997.

        After applying an effective tax rate of 38.5% to earnings before income taxes for both years, net earnings for 1997 increased 18.1% to $7,637,000, compared with the 1996 net earnings of $6,465,000. With continuing improvements in sales and productivity, the Company's net earnings-to-sales ratio for 1997 improved to 1.6%, compared to 1.4% for fiscal 1996. Additionally, 1997 diluted earnings per share increased 17.8% to $1.06 from $0.90 in 1996.

        As of January 3, 1998, the Company has reported 20 consecutive quarters in which it has shown increased earnings over the prior year's quarter.

                                  1996 vs. 1995

   Net Sales

        Net sales for 1996 were $453,921,000 compared to $439,646,000 for 1995. The increase of $14,275,000, or 3.2%, was due primarily to the continuing emphasis on wholesale sales, coupled with moderate increases in same store franchise and corporate retail sales. Franchise and corporate retail sales improved, in large part, due to the continuing success of the customer-friendly card-based marketing program, the Piggly Wiggly Preferred Club/R/. The total sales increase over the prior year was the first such increase since fiscal year 1992. This sales increase was attained despite the sale and conversion of one corporate store to a franchise unit in February 1996 and the closure of two smaller, outdated and underperforming corporate retail supermarkets in September and October 1996, respectively. With respect to facility projects during 1996, the Company opened one new market franchise supermarket in August totaling 17,300 square feet of aggregate selling space. Additionally, the Company completed the expansion and renovation of one franchise store in February and opened two new replacement stores in October and November, respectively. These three expansion and replacement projects yielded an increase of 32,100 square feet of aggregate selling space, or an increase of 63.8% at the three stores. As of December 28, 1996, the Company had 68 franchised and 16 corporate supermarkets, compared to 66 franchised and 19 corporate stores at the end of fiscal year 1995.

        Consistent with the Company's business strategy to expand its wholesale volume, there were three supermarket facility projects that were completed in 1996. These completed projects consisted of two replacement franchise supermarkets in Hubertus and Edgerton, Wisconsin and one new market franchise supermarket in Lodi, Wisconsin. The Company also sold and converted one of its corporate supermarkets into a franchise unit. These projects continued to help the Company position itself for additional increases in sales. Also in 1996, the Company continued its rollout of the electronic card marketing and electronic coupon program designed to increase customer savings, make grocery shopping easier and faster and, ultimately, reward loyal customers. Based on the Company's internal wholesale price index, inflation had no significant effect on sales between years.

   Cost of Products Sold

        Cost of products sold, as a percent of sales, did not change between years. The lower margins associated with wholesale sales were offset by reduced operating and administrative expenses from the sale of one corporate supermarket and its subsequent conversion to a franchised unit in February 1996 and the closures of two underperforming corporate stores in September and October 1996, respectively.

   Operating and Administrative Expenses

        Operating and administrative expenses amounted to 13.6% of net sales in 1996, compared to 13.9% in 1995. While the percentage decreased, total operating and administrative expenses increased $858,000, or 1.41%, between years. Due principally to higher sales, certain variable expenses such as wages and salaries and insurance premium costs increased. These increased variable costs, however, were offset by the elimination of certain operating expenses resulting from the sale and conversion of one corporate store into a franchise unit in February 1996 and the closure of two smaller, outdated and underperforming corporate stores in September and October 1996, respectively.

        Due to the highly competitive nature of the industry, certain franchise operators and corporate retail stores continued to experience operational difficulties in their respective marketplaces. As a result, the Company continued to incur significant receivable realization charges from its underperforming franchise operators. Total realization charges relating to wholesale bad debts and retail subsidies were comparable for both years, totaling $2,349,000 and $2,229,000 in 1996 and 1995, respectively. Similar to prior years, the Company incurred certain repositioning or restructuring charges involving the termination costs of replaced, closed of sold stores. For 1996 and 1995, retail repositioning and restructuring costs amounted to $299,000 and $1,003,000, respectively.

   Net Earnings

        As a result of the foregoing, the Company's earnings before income taxes increased 10.7% to $10,512,000 in fiscal 1996, from $9,500,000 in
   1995. As a percent of sales, earnings before income taxes increased from 2.2% in 1995 to 2.3% in 1996.

        After applying an effective tax rate of 38.5% to earnings before income taxes, net earnings for 1996 increased 10.7% to $6,465,000, compared with the prior year's net earnings of $5,840,000. With improvements in sales and productivity, the Company's net earnings-to-sales ratio for 1996 improved to 1.4%, compared to 1.3% for fiscal 1995. Additionally, 1996 diluted earnings per share increased 13.9% to $0.90 from $0.79 in 1995. The diluted earnings per share percentage increase in 1996 could have been greater if not for the $0.03 per share positive adjustment in fiscal 1995. This adjustment was a direct result of the Company's redemption at a substantial discount of nearly all of its outstanding preferred stock in October 1995. On a percentage basis, diluted earnings per share increased more than net earnings due to additional share repurchases during the first half of 1996 which reduced the number of weighted average shares outstanding.

   Liquidity and Capital Resources

        The Company's favorable 1997 operating results continued to enhance its strong financial position. As was the case in 1996, the primary source of liquidity during 1997 was cash generated from operations. Cash provided by operating activities during 1997 was $8,234,000, compared to $12,862,000 in 1996. Cash flow from operations decreased between years due principally to the increase in outstanding receivables from franchise operators due in large part to short-term financing support for purchase of facilities and equipment for new stores approximating $2,400,000. The decrease in net cash inflows from operations between years did not adversely affect the Company's ability to internally fund its capital expenditures, purchase shares of its common stock and pay cash dividends. Net earnings from operations of $7,637,000 served as the Company's main source of funding in 1997.

        Net cash outflows for investing activities were $6,920,000 in 1997 compared to $2,751,000 in 1996. This significant increase was primarily attributable to the $2,701,000 acquisition of two retail stores from Nash Finch. Additionally, capital expenditures totaled $4,868,000 for 1997, compared to $3,420,000 in 1996. The 42% increase in 1997 capital expenditures was due in large part to the $1,755,000 of equipment and fixtures purchased for the corporate store that the Company opened in Appleton, Wisconsin in October 1997 and for distribution upgrades and office technology equipment approximating $557,000. For 1998, the Company's capital budget is estimated at $4,300,000, of which $2,889,000 has been committed as of January 3, 1998. More than half of the 1998 capital budget is allocated for various equipment and fixtures for new and existing stores, some of which relate to retail technology upgrades. Additionally, the Company has allocated approximately $640,000 to purchase office technology equipment. The Company expects to finance these projects from internally generated capital.

        Net cash outflows for financing activities were $5,953,000 in 1997 compared to $4,173,000 in 1996. Total stock repurchases were substantially higher in 1997 due to the Board of Directors' January 29, 1997 reinstatement of the Company's stock repurchase plan of up to $5,000,000 of its outstanding common stock. The repurchases under the stock buy-back authorization are to be effected from time to time in the open market, pursuant to privately negotiated transactions or otherwise. They may also include, but the amount of the authorization will not be reduced by, the repurchase of common stock issuable upon the exercise of stock options granted under the Company's stock option plans. Shares repurchased during 1997 was 289,856 with an aggregate cost of $3,835,000. Total cash dividend payouts on a per share basis increased 13.8% from $0.240 in 1996 to $0.273 per share in 1997.

        At January 3, 1998, under the Company's loan agreements, $8,469,000 of retained earnings were available for the payment of cash dividends and other restricted payments.

        In summary, cash and equivalents for fiscal 1997 decreased $4,639,000, resulting in a year-end balance of $23,124,000. Of the year-end cash balance, nearly two-thirds was invested in short-term investments with maturities of less than three months, such as taxable and tax-exempt money market funds and commercial paper with strong credit ratings. The Company has not, and does not intend to, invest in derivative securities.

        The Company is the prime lessee of new retail store facilities and subleases such facilities to independent franchise operators. All new facilities in 1997 were financed by operating lease agreements. The Company also leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for transportation equipment. At January 3, 1998, the Company had $8,805,000 of minimum lease payments required under operating leases in 1998 and $5,658,000 of amounts receivable under noncancelable subleases in 1998. Contingent rentals for 1997 and 1996 were $1,029,000 and $1,012,000, respectively. Additionally, at January 3, 1998, the Company had $11,177,000 of long-term capital lease obligations, $7,270,000 of which represented noncurrent receivables from wholesale customers under capital leases.

        The Company typically provides short-term financing support to its wholesale customers for the purchase of facilities and equipment for new or remodeled stores. The financing support is subsequently refinanced, typically through banks, with the Company receiving reimbursement. Additionally, the Company was contingently liable under guarantees of wholesale customers' bank note agreements totaling $13,226,000 and $15,094,000 at January 3, 1998 and December 28, 1996, respectively. All of the loan guarantees are fully collateralized, principally with equipment and inventory and, to a lesser extent, with building facilities.

        At January 3, 1998, the Company's ratio of total liabilities to shareholders' investment was 0.96, compared to 1.09 at December 28, 1996. The ratio decrease was principally attributable to record earnings and reduction in long-term debt in 1997. At January 3, 1998, the Company had available the entire amount of unsecured revolving bank credit facilities totaling $16,000,000.

        The Company believes its cash and debt-to-equity positions continue to compare very favorably to most industry competitors. Additionally, the Company believes that its financial condition provides it with adequate long-term flexibility to finance anticipated capital requirements without adversely impacting its financial position or liquidity.

        The Company has assessed and continues to assess the impact of the year 2000 issue on its operations, including the development of cost estimates for, and the extent of programming changes required to address this issue. The Company is also assessing the impact of this issue with its key vendors and suppliers. Although final cost estimates have yet to be determined, based on current information available, the Company anticipates that its year 2000 costs will only result in an immaterial increase to the Company's expenses during 1998.

   Company Business

        The Company is engaged in distributing food and related products at wholesale and retail. At January 3, 1998, the Company franchised 68 and operated 18 corporate retail supermarkets under the Piggly Wiggly/R/ name in its eastern Wisconsin and northeastern Illinois market areas. The Company owns the right to grant Piggly Wiggly franchises in its market areas.

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

        The Company employs approximately 1,680 individuals, nearly 1,230 of whom are employed in the operation of corporate retail supermarkets. A majority of the Company's retail employees are employed on a part-time basis. Of the Company's remaining employees, approximately 210 are engaged in warehousing, distribution and trucking activities, and nearly 240 are corporate and administrative personnel.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   Board of Directors and Shareholders
   Schultz Sav-O Stores, Inc.

        We have audited the accompanying consolidated balance sheets of Schultz Sav-O Stores, Inc. and its subsidiary as of January 3, 1998 and December 28, 1996 and the related consolidated statements of earnings, cash flows and shareholders' investment for each of the three fiscal years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schultz Sav-O Stores, Inc. and its subsidiary as of January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.


                                                      /s/ Arthur Andersen LLP
   Milwaukee, Wisconsin                                   Arthur Andersen LLP
   February 6, 1998

                           CONSOLIDATED BALANCE SHEETS
                   As of January 3, 1998 and December 28, 1996

    Assets                                       1997             1996
    Current Assets:
      Cash and equivalents                    $23,124,000      $27,763,000
      Receivables                               9,718,000        5,676,000
      Inventories                              21,741,000       22,316,000
      Other current assets                      3,635,000        2,672,000
      Deferred income taxes                     4,131,000        3,824,000
                                               ----------       ----------
      Total current assets                     62,349,000       62,251,000
                                               ----------       ----------
    Noncurrent receivable under capital
      subleases                                 7,270,000        8,239,000
    Property under capital leases, net          2,786,000        3,073,000
    Other noncurrent assets                     3,782,000        3,097,000
    Property and equipment, net                22,679,000       21,544,000
                                               ----------       ----------
    Total assets                              $98,866,000      $98,204,000
                                               ==========       ==========
    Liabilities & shareholders' investment
    Current liabilities:
      Accounts payable                        $21,305,000      $20,564,000
      Accrued salaries and benefits             4,395,000        4,189,000
      Accrued insurance                         3,095,000        3,328,000
      Retail repositioning reserve                610,000          852,000
      Other accrued liabilities                 2,861,000        3,692,000
      Current obligations under capital
        leases                                    665,000          702,000
      Current maturities of long-term debt        201,000          345,000
                                               ----------       ----------
      Total current liabilities                33,132,000       33,672,000
                                               ----------       ----------
    Long-term obligations under capital
      leases                                   11,177,000       12,368,000
    Long-term debt                              3,165,000        3,375,000
    Deferred income taxes                       1,008,000        1,754,000
    Shareholders' investment:
      Common stock, $0.05 par value,
        authorized 20,000,000 shares,
        issued 8,750,342 in 1997 and 1996         438,000          292,000
      Additional paid-in capital               13,940,000       13,331,000
      Retained earnings                        51,299,000       45,654,000
      Treasury stock at cost, 1,938,463
        shares in 1997 and 1,214,472
        shares in 1996                        (15,293,000)     (12,242,000)
                                               ----------       ----------
    Total shareholders' investment             50,384,000       47,035,000
                                               ----------       ----------
    Total liabilities and shareholders'
      investment                              $98,866,000      $98,204,000
                                               ==========       ==========

   See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF EARNINGS
                      For fiscal years 1997, 1996 and 1995

                                       1997           1996          1995

    Net sales                     $473,006,000  $453,921,000  $439,646,000
    Costs and expenses:
      Cost of products sold        399,099,000   381,492,000   369,130,000
      Operating and
        administrative expenses     61,799,000    61,892,000    61,034,000
                                    ----------    ----------    ----------
    Operating income                12,108,000    10,537,000     9,482,000
    Interest income                  1,157,000       842,000       944,000
    Interest expense                  (847,000)     (867,000)     (926,000)
                                    ----------    ----------    ----------
    Earnings before income taxes    12,418,000    10,512,000     9,500,000
    Provision for income taxes       4,781,000     4,047,000     3,660,000
                                    ----------    ----------    ----------
    Net earnings                   $ 7,637,000   $ 6,465,000   $ 5,840,000
                                    ----------    ----------    ----------
    Earnings per share-basic             $1.11         $0.93         $0.82
                                         =====         =====         =====
    Earnings per share-diluted           $1.06         $0.90         $0.79
                                         =====         =====         =====

   See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      For fiscal years 1997, 1996 and 1995

                                          1997         1996         1995

    Cash flows from operating
      activities:
      Net earnings                 $  7,637,000 $  6,465,000 $   5,840,000
      Adjustments to reconcile net
         earnings to net cash
         provided by operating
         activities:
       Depreciation and
         amortization                 4,517,000    4,451,000     4,467,000
       Deferred income taxes           (609,000)    (626,000)    1,003,000
      Changes in assets and
         liabilities:
       Receivables                   (4,042,000)    (114,000)    1,276,000
       Inventories                    1,476,000   (1,858,000)      869,000
       Other current assets            (551,000)   2,335,000    (2,584,000)
       Accounts payable                 741,000      823,000      (140,000)
       Accrued liabilities             (935,000)   1,386,000    (4,099,000)
                                     ----------   ----------    ----------
    Net cash flows from operating
      activities                      8,234,000   12,862,000     6,632,000
                                     ----------   ----------    ----------
    Cash flows from investing
      activities:
      Capital additions              (4,868,000)  (3,420,000)   (3,545,000)
      Proceeds from asset sales         144,000       88,000       599,000
      Acquisition of retail stores   (2,701,000)        -             -
      Receipt of principal amounts
       under capital subleases          505,000      581,000       518,000
                                     ----------   ----------    ----------
    Net cash flows from investing
      activities                     (6,920,000)  (2,751,000)   (2,428,000)
                                     ----------   ----------    ----------
    Cash flows from financing
      activities:
      Payment for acquisition of
       treasury stock                (3,835,000)  (2,233,000)   (3,475,000)
      Payment of cash dividends      (1,879,000)  (1,666,000)   (1,047,000)
      Proceeds from exercise of
       stock options                    817,000      856,000       487,000
      Principal payments on capital
       lease obligations               (702,000)    (777,000)     (714,000)
      Principal payments on long-
       term debt                       (354,000)    (337,000)     (323,000)
      Repurchase of preferred stock        -         (16,000)     (142,000)
                                     ----------   ----------    ----------
    Net cash flows from financing
      activities                     (5,953,000)  (4,173,000)   (5,214,000)
                                     ----------   ----------    ----------
    Cash and equivalents:
      Net change                     (4,639,000)   5,938,000    (1,010,000)
      Balance, beginning of year     27,763,000   21,825,000    22,835,000
                                     ----------   ----------    ----------
    Balance, end of year           $ 23,124,000 $ 27,763,000   $21,825,000
                                     ==========   ==========    ==========

   See notes to consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                                        For fiscal years 1997, 1996 and 1995

                                            1997                       1996                       1995
                                     Shares        Amount      Shares        Amount       Shares         Amount

    Preferred Stock, $100 par
      Beginning of year                -         $   -            159     $  16,000        3,000     $  300,000
      Repurchase of preferred
       stock                           -             -           (159)      (16,000)      (2,841)      (284,000)
                                 ----------     ---------  ----------     ---------   ----------     ----------
    End of year                        -             -           -             -             159         16,000
                                 ==========     =========  ==========     =========   ==========     ==========
    Common Stock, $0.05 par
      Beginning of year           5,833,570       292,000   5,833,570       292,000    2,916,785        146,000
      Three-for-two stock split
       effected in the form of
       50% stock dividend, net
       of fractional shares       2,916,772       146,000        -             -            -              -
      Two-for-one stock split
       effected in the form of a
       100% stock dividend             -             -           -             -       2,916,785        146,000
                                 ----------     ---------  ----------    ----------   ----------      ---------
    End of year                   8,750,342       438,000   5,833,570       292,000    5,833,570        292,000
                                 ==========     ========= ===========    ==========   ==========     ==========

    Additional Paid-in Capital
      Beginning of year                        13,331,000                12,990,000                  12,680,000
      Exercise of stock options                   609,000                   341,000                     168,000
      Repurchase of preferred
       stock                                         -                         -                        142,000
                                               ----------                ----------                  ----------
    End of year                                13,940,000                13,331,000                  12,990,000
    Retained Earnings                          ==========                ==========                  ==========
      Beginning of year                        45,654,000                40,855,000                  36,179,000
      Net earnings                              7,637,000                 6,465,000                   5,840,000
      Cash dividends
       Preferred stock ($3.00
         per share)                                  -                         -                         (9,000)
       Common stock ($0.273 per
         share in 1997, $0.240
         in 1996 and $0.147 in
         1995)                                 (1,879,000)               (1,666,000)                 (1,038,000)
      Three-for-two stock split
       effected in the form of a
       50% stock dividend, net
       of fractional shares                      (113,000)                     -                           -
      Two-for-one stock split
       effected in the form of a
       100% stock dividend                           -                         -                       (117,000)
                                               ----------                ----------                  ----------
    End of year                                51,299,000                45,654,000                  40,855,000
                                               ==========                ==========                  ==========

    Treasury Stock
      Beginning of year          (1,214,472)  (12,242,000) (1,179,972)  (10,865,000)    (495,551)    (7,848,000)
      Exercise of stock options     173,100       817,000     111,300       856,000       53,359        487,000
      Acquisition of treasury
       stock                       (289,856)   (3,835,000)   (145,800)   (2,233,000)    (152,294)    (3,475,000)
      Three-for-two stock split
       effected in the form of a
       50% stock dividend, net
       of fractional shares        (607,235)      (33,000)       -             -            -              -
      Two-for-one stock split
       effected in the form of a
       100% stock dividend             -             -           -             -        (585,486)       (29,000)
                                 ----------    ----------  ----------    ----------   ----------     ----------
    End of year                  (1,938,463)  (15,293,000) (1,214,472)  (12,242,000)  (1,179,972)   (10,865,000)
                                 ==========    ==========  ==========    ==========   ==========     ==========
    Shareholders' investment,
      end of year                             $50,384,000               $47,035,000                 $43,288,000
                                               ==========                ==========                  ==========

   See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      For fiscal years 1997, 1996 and 1995

   (I)  Description of Business

     The Company is engaged in the food distribution business through franchised and corporate retail supermarkets and as a supplier to independent food stores. The retail supermarkets and independent food stores supplied by the Company are located in eastern Wisconsin and northeastern Illinois. All franchised and corporate stores operate under the name of Piggly Wiggly./R/

   (II) Summary of Significant Accounting Policies

   Accounting periods

     The Company's fiscal year ends on the Saturday closest to December 31. The 1997 fiscal year was a 53-week period ended January 3, 1998. The 1996 and 1995 fiscal years were 52-week periods ended December 28, 1996 and December 30, 1995, respectively.

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

   Receivables

     Receivables are shown net of allowance for doubtful accounts of $3,950,000 and $3,650,000 at January 3, 1998 and December 28, 1996,
   respectively.

   Inventories

     Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. For meat and produce, cost is determined on the first-in, first-out (FIFO) method. At January 3, 1998 and December 28, 1996, 81% and 82%, respectively, of all inventories were accounted for under the LIFO method.

     The excess of current cost over the stated LIFO cost of inventory was $9,609,000 and $9,447,000 at January 3, 1998 and December 28, 1996,
   respectively.

   Other current assets

     Other current assets at January 3, 1998 and December 28, 1996 consisted of the following:

                                              1997              1996
    Property held for resale             $1,663,000        $  245,000
    Prepaid expenses                      1,209,000           615,000
    Receivable under capital subleases      443,000           504,000
    Retail systems and supplies for
      resale                                320,000         1,308,000
                                          ---------         ---------
    Other current assets                 $3,635,000        $2,672,000
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

     Property and equipment, net, at January 3, 1998 and December 28, 1996 consisted of the following:

                                            1997               1996

    Land and buildings                $18,455,000        $18,382,000
    Leasehold improvements              5,391,000          5,398,000
    Equipment and fixtures             33,537,000         29,911,000
                                       ----------         ----------
                                       57,383,000         53,691,000
    Less accumulated depreciation
     and amortization                 (34,704,000)       (32,147,000)
                                       ----------         ----------
    Property and equipment, net       $22,679,000        $21,544,000
                                       ==========         ==========

   Accounts payable

        Accounts payable included $7,583,000 and $6,968,000 at January 3, 1998 and December 28, 1996, respectively, of issued checks that have not cleared the Company's disbursing bank accounts.

   Retail repositioning reserve

        Estimated repositioning and termination expenses associated with the closure, replacement or disposal of stores, consisting primarily of lease payments, charges to reduce assets to net realizable value and severance payments, are charged to operating and administrative expenses upon the decision to close, replace or dispose of a store as soon as the amounts are reasonably estimated. Due to inherent uncertainties in estimating these repositioning and termination costs, it is at least reasonably possible that the Company's estimates may change in the near term.

   Earnings per share

        In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) Number 128, "Earnings per Share." The new standard simplifies the standards for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share. Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding and common stock equivalents during the year. Common stock equivalents used in computing diluted earnings per share related to stock options which, if exercised, would have a dilutive effect on earnings per share.

        The Company's calculations of earnings per share-basic and earnings per share-diluted were as follows:

                                 1997             1996            1995
    Net earnings available
      for common
      shareholders            $7,637,000      $6,465,000       $5,831,000
    Weighted average
      shares outstanding       6,871,000       6,944,000        7,135,000
    Earnings per share-
      basic                        $1.11           $0.93            $0.82
                               ---------       ---------        ---------
    Net earnings available
      for common
      shareholders            $7,637,000      $6,465,000       $5,831,000
    Weighted average
      shares outstanding       6,871,000       6,944,000        7,135,000
    Stock options'
      dilutive effect            277,000         243,000          267,000
    Weighted average
      shares and
      equivalents
      outstanding              7,148,000       7,187,000        7,402,000
    Earnings per share-
      diluted                      $1.06           $0.90            $0.79

   Supplementary disclosure of cash flow information

        Interest and taxes paid included in the Company's cash flow from operations were as follows:


                            1997               1996              1995
    Interest paid       $  878,000        $  873,000        $  902,000
    Taxes paid           5,911,000         4,071,000         3,368,000

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

   Reclassifications

        Certain 1996 and 1995 amounts previously reported have been reclassified to conform to the 1997 presentation.

   (III)     Acquisition

        On September 5, 1997, the Company acquired substantially all of the assets of two retail grocery stores located in and around Appleton, Wisconsin from Nash Finch Company, a publicly-held owned Delaware corporation for $2,701,000 in cash. The acquisition was accounted for as a purchase. Accordingly, the assets of the acquired retail supermarkets are included in the Company's consolidated balance sheet as of January 3, 1998. The purchase price was allocated based upon the relative fair market value of assets acquired. The excess of the purchase price over assets acquired approximated $900,000 and is being amortized over 15 years. The results of operations of one of the retail stores that has been operational since November was not significant. The other retail store is currently undergoing renovation and is projected to open in July 1998. The Company financed the acquisition solely through working capital from operations.

   (IV) Long-Term Debt

        The Company has a loan agreement providing unsecured revolving credit facilities totaling $16,000,000 through April 30, 1999. This arrangement provides for borrowings at rates not to exceed the bank's prime rate. There are no compensating balance requirements. There were no borrowings outstanding under this agreement during 1997 and 1996.

        Long-term debt at January 3, 1998 and December 28, 1996 consisted of the following:

                                                1997              1996
    Mortgage note, 9.675% due in
     monthly installments of $33,026
     including interest due through
     June 2012                             $3,091,000        $3,191,000
    Term note, 9.91%, due in quarterly
     installments of $55,000 through
     June 1998                                 75,000           295,000
    Land contract, 10.0%, due in annual
     installments of $33,333 through
     March 2003                               200,000           234,000
                                            ---------         ---------
                                            3,366,000         3,720,000
    Less current maturities                  (201,000)         (345,000)
                                            ---------         ---------
    Long-term debt                         $3,165,000        $3,375,000
                                            =========         =========

        At January 3, 1998, the fair value of the financial instruments approximated carrying value. The revolving credit and term note agreements contain various covenants including, among others, the maintenance of defined working capital, net worth of $36,000,000, certain debt-equity ratios, restrictions against pledging of or liens upon certain assets, mergers, significant changes in ownership and limitations on restricted payments. As of January 3, 1998, $8,469,000 of retained earnings were available for cash dividends and other restricted payments.

        The total amount of long-term debt due in each of the fiscal years 1998 through 2002 will be $201,000, $144,000, $156,000, $168,000 and
   $182,000, respectively, and $2,515,000 from 2003 to 2012.

        Interest expenses consisted of the following:


                              1997               1996             1995
    Interest on long-
     term debt              $350,000          $383,000         $419,000
    Imputed interest-
     capital leases          497,000           484,000          507,000
                             -------           -------          -------
    Interest expense        $847,000          $867,000         $926,000
                             =======           =======          =======

   (V)  Income Taxes

        The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

                               1997             1996             1995

    Federal income tax         34.1%           34.0%             34.0%
    State income taxes,
     net of federal
     income tax benefit         5.2             5.3               5.1
    Other, net                 (0.8)           (0.8)             (0.6)
                              -----           -----             -----
    Effective income tax
     rate                      38.5%           38.5%             38.5%
                              =====           =====             =====

        Components of provision for income taxes consisted of the following:


                                1997           1996           1995
    Currently payable
     Federal                 $4,433,000     $3,804,000    $2,082,000
     State                      957,000        869,000       575,000
    Deferred                   (609,000)      (626,000)   (1,003,000)
                              ---------      ---------     ---------
    Provision for income
     taxes                    4,781,000      4,047,000     3,660,000
                              =========      =========     =========

        The components of deferred income tax assets and liabilities at January 3, 1998 and December 28, 1996 were as follows:


                                                1997              1996
    Deferred income tax assets:
     Bad debt reserve                      $1,541,000        $1,424,000
     Accrued insurance                      1,050,000         1,277,000
     Capital lease accounting                 694,000           716,000
     Vacation pay                             570,000           513,000
     Retail repositioning reserve             238,000           332,000
     Other                                  1,161,000           593,000
                                            ---------         ---------
    Total deferred income tax assets        5,254,000         4,855,000
                                            ---------         ---------
    Deferred income tax liabilities:
     Property and equipment                (1,945,000)       (2,470,000)
     Pension                                 (186,000)         (315,000)
                                            ---------         ---------
    Total deferred income tax
     liabilities                           (2,131,000)       (2,785,000)
                                            ---------         ---------
    Net deferred income tax asset          $3,123,000        $2,070,000
                                            =========         =========

        The net deferred income tax asset as of January 3, 1998 and December 28, 1996 were classified in the balance sheet as follows:

                                            1997              1996

    Current deferred income tax asset    $4,131,000        $3,824,000
    Noncurrent deferred income tax
         liability                       (1,008,000)       (1,754,000)
                                          ---------         ---------
    Net deferred income tax asset        $3,123,000        $2,070,000
                                          =========         =========

   (VI) Commitments and Contingent Liabilities

        The Company has projected capital expenditures for fiscal year 1998 at $4,300,000. Commitments approximating $2,889,000 were made as of January 3, 1998.

        As of January 3, 1998, the Company was contingently liable under guarantees of bank note agreements of wholesale customers totaling $13,226,000. All of the loan guarantees are fully collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.

   (VII)     Retirement Plans

        The Company has a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of its non-union eligible employees. Annual provisions are based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. Provisions for the three fiscal years ended 1997, 1996 and 1995 were $835,000, $793,000 and $720,000, respectively. The plan allows participants to make pretax contributions. The Company then matches certain percentages of employee contributions. The Company's matching contributions for 1997, 1996 and 1995 were $79,000, $71,000 and $68,000, respectively.

        The Company has union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense, which the Company funds as accrued, was $1,456,000, $1,564,000 and $1,599,000 in fiscal years 1997, 1996 and
   1995, respectively. Complete information with respect to the Company's portion of plan net assets and the actuarial present value of accumulated plan benefits is not available.

   (VIII)    Leases

        The Company leases most of its retail stores under lease agreements with original lease periods of 15 to 20 years and typically with five-year renewal options. Exercise of such options is dependent on, among others, the level of business conducted at the location. Executory costs, such as maintenance and real estate taxes, are generally the Company's responsibility. In a majority of situations, the Company will enter into a lease for a store and sublease the store to a wholesale customer. Additionally, the Company leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for tractors and trailers. Contingent rental expense associated with the Company's capital leases and sublease income was not material to the Company's financial statements.

        Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by the Company under capital leases at January 3, 1998 and December 28, 1996 was as follows:

                                             1997               1996
    Investments in leased property
     under capital leases                 $5,264,000         $5,264,000
    Less accumulated amortization         (2,478,000)        (2,191,000)
                                           ---------          ---------
    Property under capital leases, net    $2,786,000         $3,073,000
                                           =========          =========

        Amortization of leased property under capital leases, included in operating and administrative expenses, amounted to $287,000, $273,000 and $283,000 in fiscal years 1997, 1996 and 1995, respectively.

        The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of January 3, 1998:

                                         Capital lease     Capital sublease
                                          obligations         receivables

    1998                                $ 2,059,000         $ 1,365,000
    1999                                  2,059,000           1,364,000
    2000                                  2,017,000           1,302,000
    2001                                  2,020,000           1,305,000
    2002                                  2,023,000           1,308,000
    2003-2009                            10,939,000           7,220,000
                                         ----------          ----------
    Total minimum lease payments         21,117,000          13,864,000

    Less interest                        (9,275,000)         (6,151,000)
                                         ----------          ----------
    Present value of minimum lease
     payments and amounts receivable     11,842,000           7,713,000
    Less current portion                   (665,000)           (443,000)
                                         ----------          ----------
    Long-term obligations and
     receivable                         $11,177,000          $7,270,000
                                         ==========          ==========

        The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable lease terms in excess of one year as of January 3, 1998:

    1998                                                    $ 8,805,000
    1999                                                      8,638,000
    2000                                                      8,216,000
    2001                                                      7,713,000
    2002                                                      7,743,000
    2003-2017                                                69,001,000
                                                            -----------
    Total minimum lease payments                            110,116,000
    Lease minimum amounts receivable under
     noncancelable subleases                                (82,146,000)
                                                            -----------
    Net minimum lease payments                              $27,970,000
                                                            ===========


        Rental expenses for all operating leases amounted to $3,912,000, $3,813,000 and $3,958,000 in fiscal years 1997, 1996 and 1995, respectively. These amounts include $1,029,000, $1,012,000 and $1,113,000, respectively, for contingent rentals.

   (IX) Stock Option Plans

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

        The Company applies Accounting Principles Board Opinion 25 in accounting for its stock option plans. In 1995, the Financial Accounting Standard Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". The statement allows for companies to recognize as compensation expense over the vesting period the fair value of all stock-based awards on the date of grant. Alteratively, SFAS No. 123 allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in SFAS No. 123 has been applied. In fiscal year 1996, the Company adopted the disclosure requirements of SFAS No. 123.
   Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings would have been reduced to the following pro forma amounts below:

                              1997             1996             1995
    Net earnings

     As reported           $7,637,000       $6,465,000      $5,840,000
     Pro forma              7,417,000        6,305,000       5,752,000
                           ----------       ----------      ----------
    Earnings per
     share-diluted
     As reported                $1.06            $0.09           $0.79
     Pro forma                   1.04              0.8            0.78

        Since the compensation cost is reflected over the vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered, the full impact of calculating the compensation cost under SFAS No. 123 is not reflected in the pro forma net earnings presented above. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995:

                                    1997            1996           1995
    Dividend yield                 2.06%           2.50%          2.50%

    Expected volatility           25.62%          20.92%         19.85%
    Risk-free interest rate        6.36%           5.35%          7.54%
    Expected term of grant     5.5 years       6.0 years      6.0 years

        As of January 3, 1998, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 1997, 1996 and 1995:

                                        Number of           Range of per
                                          shares         share option prices

    Shares under option at
         December 31, 1994               678,525             $3.56-$5.83
         Granted                         144,300                6.50
         Exercised                      (117,276)            9.83-14.50
    Shares under option at
         December 30, 1995               705,549              4.17-6.50
         Granted                         132,900                10.50
         Exercised                      (166,950)            9.83-11.00
         Forfeited                        (2,799)               5.09
    Shares under option at
         December 28, 1996               668,700             4.17-10.50
         Granted                         143,700                9.67
         Exercised                      (173,100)            9.33-16.33
    Shares under option at
         January 3, 1998                 639,300             4.17-10.50
    Shares reserved for grant at
         January 3, 1998                 372,900
    Options granted in
         January 1998                    151,500               $15.00


        When options were exercised, the Company realized certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital. Nonqualified stock options exercisable at January 3, 1998 were 341,150 shares.

   (X)  Preferred Stock

        The Company has 3,000 shares of preferred stock authorized. Prior to 1995, all of the shares were issued and outstanding. In fiscal years 1995 and 1996, the Company repurchased all of the shares issued. Therefore, at January 3, 1998 and December 28, 1996, no shares of preferred stock were issued and outstanding.

        The Company also has 1,000,000 shares of $0.05 par value class B preferred stock authorized, none of which have been issued. These shares are issuable in such series and with such relative rights and preferences as may be determined from time to time by the Board of Directors.

   (XI) Common Stock

        On July 25, 1997, the Board of Directors authorized a three-for-two common stock split, effected in the form of a 50% stock dividend distributed on September 5, 1997, to shareholders of record on August 20, 1997. All historical share amounts, per share amounts, stock option data and market prices of the Company's common stock prior to dividend distribution date have been restated to retroactively reflect the stock split. At January 3, 1998, of the 20,000,000 shares of common stock authorized, 8,750,342 shares were issued and 6,811,879 shares were outstanding.

        All common shares issued and issuable include one associated common stock purchase right which entitles shareholders to purchase one share of common stock from the Company at an exercise price equivalent to $14 per share. The rights become exercisable after a person acquires beneficial ownership of 20% or more of the Company's common stock. The rights do not have any voting rights and may be redeemed at a price of $0.0067 per right. At January 3, 1998, approximately 9,762,000 shares of common stock were reserved for issuance upon exercise of the rights. Under certain circumstances, the rights may be exchanged at a ratio of one share per right. The rights expire on January 6, 1999. Upon the occurrence of certain defined events, the rights will be modified to entitle the holder (other than an "acquiring person") to purchase the shares of common stock of the Company or of such acquiring person having a market value of two times the exercise price of the rights.

   Unaudited Quarterly Financial Information

        The Company generally includes sixteen weeks in its first quarter and twelve weeks in each subsequent quarter. In fiscal year 1997, the fourth quarter consisted of thirteen weeks. Summarized quarterly and annual financial information for fiscal years 1997 and 1996 follows:

    (dollars in
    thousands, except
    per share data)               Fiscal Year Ended January 3, 1998
                            First    Second     Third     Fourth      Year

    Net Sales            $138,826  $109,844  $105,826   $118,510   $473,006
    Gross profit           22,077    17,197    16,417     18,216     73,907
    Net earnings            1,587     1,791     1,734      2,525      7,637
    Earnings per share-
     basic                   0.23      0.26      0.25       0.37       1.11
    Earnings per share-
     diluted                 0.22      0.25      0.24       0.35       1.06
    Weighted average
     shares and
     equivalents
     outstanding        7,200,000 7,164,000 6,823,000  7,161,000  7,148,000


    (dollars in thousands,
    except per share data)         Fiscal Year Ended December 28, 1996
                              First    Second     Third    Fourth     Year

    Net Sales              $134,079  $105,544  $105,383  $108,915  $453,921
    Gross profit             21,531    17,005    16,646    17,247    72,429
    Net earnings              1,261     1,576     1,472     2,156     6,465
    Earnings per share-
     basic                     0.18      0.23      0.21      0.31      0.93
    Earnings per share-
     diluted                   0.17      0.22      0.21      0.30      0.90
    Weighted average shares
     and equivalents
     outstanding          7,245,000 7,161,000 7,142,000 7,172,000 7,187,000


   Common Stock Information

        The Company's common stock is traded over-the-counter on the Nasdaq Stock Market under the symbol SAVO. There are approximately 1,025 beneficial holders of the Company's common stock. An analysis of high and low last sale stock prices by quarter and for the last three years are as follows:

                   First            Second            Third             Fourth             Year
               High      Low     High     Low     High      Low     High     Low      High      Low

    1997      $11.50    $9.33  $12.50   $10.67   $17.00   $12.25   $16.50   $15.13  $17.00     $9.33
    1996       11.00     9.33   10.00     8.17     9.00     8.17    10.00     8.67   11.00      8.17
    1995        7.67     6.50    7.67     7.17    10.00     7.58    10.33     9.50   10.33      6.50


        Cash dividends paid per share were:


                First           Second           Third           Fourth            Year

    1997        $0.067          $0.066           $0.070           $0.070          $0.273
    1996         0.053           0.053            0.067            0.067           0.240
    1995         0.020           0.020            0.053            0.054           0.147


        Under the Company's loan agreements, $8,469,000 of retained earnings were available for the payment of cash dividends, stock repurchases and other restricted payments at January 3, 1998.

   * Stock prices and dividend information have been adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend on September 5, 1997 and the two-for-one stock split effected in the form of a 100% stock dividend on September 15, 1995.