Form 10-K405, Exhibit 13
period 1999-01-02
SCHULTZ SAV O STORES INC
filed 1999-03-31
CIK 87588

                         Five-Year Financial Highlights

================================================== ============================================================================
(dollars in thousands, except per share data)                                  Fiscal Year (a) (b)
-------------------------------------------------- --------------- -------------- -------------- --------------- --------------
                                                        1998           1997           1996            1995           1994
-------------------------------------------------- --------------- -------------- -------------- --------------- --------------
Consolidated statements of earnings data:
  Net sales                                         $  484,885      $  473,006     $  453,921      $ 439,646       $ 446,362
  Gross profit                                          78,070          73,907         72,429         70,516          73,495
  Earnings before income taxes                          13,916          12,418         10,512          9,500           8,653
  Provision for income taxes                             5,398           4,781          4,047          3,660           3,252
  Net earnings                                           8,518           7,637          6,465          5,840           5,401
  Earnings per share - basic                              1.26            1.11           0.93           0.82            0.70
  Earnings per share - diluted                            1.23            1.06           0.90           0.79            0.68
  Cash dividends per share                                0.30            0.27           0.24           0.15            0.07
  Weighted average shares and equivalents
    outstanding (c)                                      6,923           7,148          7,187          7,402           7,886
  Net earnings-to-sales ratio                             1.76%           1.61%          1.42%          1.33%           1.21%
Consolidated balance sheet data (at fiscal
 year-end):
  Working capital                                   $   32,884      $   29,217     $   28,579      $  24,855       $  21,197
  Total assets                                         105,096          98,866         98,204         94,435          94,624
  Current obligations under capital leases and
    current maturities of long-term debt                   792             866          1,047          1,114           1,037
  Long-term debt                                         3,021           3,165          3,375          3,719           4,056
  Long-term obligations under capital leases             9,764          11,177         12,368         13,268          14,046
  Total shareholders' investment                        53,085          50,384         47,035         43,288          41,457
Other data:
  Capital additions                                 $    3,847      $    4,868     $    3,420      $   3,545       $   3,640
  Depreciation and amortization                          5,075           4,517          4,451          4,467           4,654

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

       (c) The weighted average shares and equivalents outstanding for 1997 and prior years have been retroactively restated to account for the three-for-two stock split on September 5, 1997 and/or for the two-for-one stock split on September 15, 1995.


MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING

The management of Schultz Sav-O Stores, Inc. is responsible for the preparation, objectivity and integrity of the Company's consolidated financial statements contained in the Company's 1998 Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and informed judgments.

To help assure that financial information is reliable and assets are safeguarded, management maintains a system of internal controls and procedures which it believes is effective in accomplishing these objectives. These controls and procedures are designed to provide reasonable assurance, at appropriate costs, that transactions are executed and recorded in accordance with management's authorization.

The Company's consolidated financial statements have been audited by its independent public accountants, Arthur Andersen LLP, whose report was based on audits conducted in accordance with generally accepted auditing standards and is presented below. As part of its audit, it performs a review of the Company's system of internal controls for the purpose of determining the amount of reliance to place on those controls relative to the audit tests it performs.

The Audit Committee of the Board of Directors, composed of directors who are not officers or employees of the Company, meets periodically with Arthur Andersen LLP and management to satisfy itself that each is properly discharging its responsibilities. The independent public accountants have direct access to the Audit Committee.


James H. Dickelman            John H. Dahly                   Armand C. Go
Chairman, President and       Executive Vice President,       Treasurer and
Chief Executive Officer       Chief Financial Officer         Chief Accounting
                              and Secretary                   Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Schultz Sav-O Stores, Inc.


We have audited the accompanying consolidated balance sheets of Schultz Sav-O Stores, Inc. and its subsidiary as of January 2, 1999 and January 3, 1998 and the related consolidated statements of earnings, cash flows and shareholders' investment for each of the three fiscal years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schultz Sav-O Stores, Inc. and its subsidiary as of January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.




Milwaukee, Wisconsin                                         Arthur Andersen LLP
February 5, 1999



                           CONSOLIDATED BALANCE SHEETS
                    As of January 2, 1999 and January 3, 1998

----------------------------------------------------------------------------- --------------------- --------------------
Assets                                                                                1998                  1997
----------------------------------------------------------------------------- --------------------- --------------------
Current assets:
    Cash and equivalents                                                       $     34,334,000      $     23,124,000
    Receivables                                                                       6,233,000             9,718,000
    Inventories                                                                      23,951,000            21,741,000
    Other current assets                                                              2,385,000             3,635,000
    Deferred income taxes                                                             4,376,000             4,131,000
----------------------------------------------------------------------------- --------------------- --------------------
    Total current assets                                                             71,279,000            62,349,000
----------------------------------------------------------------------------- --------------------- --------------------
Noncurrent receivable under capital subleases                                         6,107,000             7,270,000
Property under capital leases, net                                                    2,499,000             2,786,000
Other noncurrent assets                                                               3,524,000             3,782,000
Property and equipment, net                                                          21,687,000            22,679,000
----------------------------------------------------------------------------- --------------------- --------------------
Total assets                                                                   $    105,096,000      $     98,866,000
============================================================================= ===================== ====================

Liabilities and Shareholders' Investment
----------------------------------------------------------------------------- --------------------- --------------------
Current liabilities:
    Accounts payable                                                           $     24,798,000      $     21,305,000
    Accrued salaries and benefits                                                     5,040,000             4,395,000
    Accrued insurance                                                                 3,020,000             3,095,000
    Retail repositioning reserve                                                        685,000               610,000
    Other accrued liabilities                                                         4,060,000             2,861,000
    Current obligations under capital leases                                            656,000               665,000
    Current maturities of long-term debt                                                136,000               201,000
----------------------------------------------------------------------------- --------------------- --------------------
    Total current liabilities                                                        38,395,000            33,132,000
----------------------------------------------------------------------------- --------------------- --------------------

Long-term obligations under capital leases                                            9,764,000            11,177,000
Long-term debt                                                                        3,021,000             3,165,000
Deferred income taxes                                                                   831,000             1,008,000
Shareholders' investment:
   Common stock, $0.05 par value, authorized 20,000,000 shares, issued
     8,750,342 in 1998 and 1997                                                         438,000               438,000
   Additional paid-in capital                                                        14,359,000            13,940,000
   Retained earnings                                                                 57,792,000            51,299,000
   Treasury stock at cost, 2,155,463 shares in 1998 and
     1,938,463 shares in 1997                                                       (19,504,000)          (15,293,000)
----------------------------------------------------------------------------- --------------------- --------------------
   Total shareholders' investment                                                    53,085,000            50,384,000
----------------------------------------------------------------------------- --------------------- --------------------
Total liabilities and shareholders' investment                                 $    105,096,000      $     98,866,000
============================================================================= ===================== ====================
See notes to consolidated financial statements.




                       CONSOLIDATED STATEMENTS OF EARNINGS
                      For fiscal years 1998, 1997 and 1996

----------------------------------------------------------- ------------------- ------------------- --------------------
                                                                   1998                1997                1996
----------------------------------------------------------- ------------------- ------------------- --------------------
Net sales                                                     $   484,885,000     $   473,006,000     $   453,921,000
Cost and expenses:
   Cost of products sold                                          406,815,000         399,099,000         381,492,000
   Operating and administrative expenses                           64,580,000          61,799,000          61,892,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Operating income                                                   13,490,000          12,108,000          10,537,000
Interest income                                                     1,242,000           1,157,000             842,000
Interest expense                                                     (816,000)           (847,000)           (867,000)
----------------------------------------------------------- ------------------- ------------------- --------------------
Earnings before income taxes                                       13,916,000          12,418,000          10,512,000
Provision for income taxes                                          5,398,000           4,781,000           4,047,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Net earnings                                                  $     8,518,000     $     7,637,000     $     6,465,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Earnings per share - basic                                              $1.26               $1.11               $0.93
=========================================================== =================== =================== ====================
Earnings per share - diluted                                            $1.23               $1.06               $0.90
=========================================================== =================== =================== ====================
See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      For fiscal years 1998, 1997 and 1996

----------------------------------------------------------- ------------------- ------------------- --------------------
                                                                   1998                1997                1996
----------------------------------------------------------- ------------------- ------------------- --------------------
Cash flows from operating activities
   Net earnings                                               $     8,518,000     $     7,637,000     $     6,465,000
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
   Depreciation and amortization                                    5,075,000           4,517,000           4,451,000
   Deferred income taxes                                             (254,000)           (609,000)           (626,000)
   Changes in current assets and liabilities:
     Receivables                                                    3,485,000          (4,042,000)           (114,000)
     Inventories                                                   (2,210,000)          1,476,000          (1,858,000)
     Other current assets                                           1,419,000            (551,000)          2,335,000
     Accounts payable                                               3,493,000             741,000             823,000
     Accrued liabilities                                            2,096,000            (935,000)          1,386,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Net cash flows from operating activities                           21,622,000           8,234,000          12,862,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Cash flows from investing activities
   Capital additions                                               (3,847,000)         (4,868,000)         (3,420,000)
   Receipt of principal amounts under capital subleases               443,000             505,000             581,000
   Proceeds from asset sales                                          103,000             144,000              88,000
   Acquisition of retail stores                                             -          (2,701,000)                  -
----------------------------------------------------------- ------------------- ------------------- --------------------
Net cash flows from investing activities                           (3,301,000)         (6,920,000)         (2,751,000)
----------------------------------------------------------- ------------------- ------------------- --------------------
Cash flows from financing activities:
   Payment for acquisition of treasury stock                       (5,017,000)         (3,835,000)         (2,233,000)
   Payment of cash dividends                                       (2,025,000)         (1,879,000)         (1,666,000)
   Proceeds from exercise of stock options                            806,000             817,000             856,000
   Principal payments on capital lease obligations                   (665,000)           (702,000)           (777,000)
   Principal payments on long-term debt                              (210,000)           (354,000)           (337,000)
   Repurchase of preferred stock                                            -                   -             (16,000)
----------------------------------------------------------- ------------------- ------------------- --------------------
Net cash flows from financing activities                           (7,111,000)         (5,953,000)         (4,173,000)
----------------------------------------------------------- ------------------- ------------------- --------------------
Cash and equivalents:
   Net change                                                      11,210,000          (4,639,000)          5,938,000
   Balance, beginning of year                                      23,124,000          27,763,000          21,825,000)
----------------------------------------------------------- ------------------- ------------------- --------------------
Balance, end of year                                          $    34,334,000     $    23,124,000     $    27,763,000
=========================================================== =================== =================== ====================
See notes to consolidated financial statements.




               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                      For fiscal years 1998, 1997 and 1996

-------------------------------------------------------------------------------------------------------------------------------
                                                   1998                         1997                         1996
                                       ----------------------------------------------------------------------------------------
                                             Shares         Amount       Shares        Amount         Shares         Amount
-------------------------------------------------------------------------------------------------------------------------------
Preferred Stock, $100 par
  Beginning of year                              -   $          -             -    $          -          159     $    16,000
  Repurchase of preferred stock                  -              -             -               -         (159)        (16,000)
-------------------------------------------------------------------------------------------------------------------------------
  End of year                                    -              -             -               -            -              -
===============================================================================================================================
Common Stock, $0.05 par
  Beginning of year                      8,750,342        438,000     5,833,570         292,000    5,833,570         292,000
  Three-for-two stock split effected
in the form of a 50% stock
dividend, net of fractional shares               -              -     2,916,772         146,000            -               -
-------------------------------------------------------------------------------------------------------------------------------
  End of year                            8,750,342        438,000     8,750,342         438,000     5,833,570        292,000
===============================================================================================================================
Additional Paid-in Capital
  Beginning of year                                    13,940,000                    13,331,000                   12,990,000
  Exercise of stock options                               419,000                       609,000                      341,000
-------------------------------------------------------------------------------------------------------------------------------
  End of year                                          14,359,000                    13,940,000                   13,331,000
===============================================================================================================================
Retained Earnings
  Beginning of year                                    51,299,000                    45,654,000                   40,855,000
  Net earnings                                          8,518,000                     7,637,000                    6,465,000
  Cash dividends
    Common stock ($0.30 per share in
    1998, $0.27 per share in 1997 and
    $0.24 in 1996)                                     (2,025,000)                   (1,879,000)                  (1,666,000)
  Three-for-two stock split effected
in the form of a 50% stock
dividend, net of fractional shares                              -                      (113,000)                           -
-------------------------------------------------------------------------------------------------------------------------------
  End of year                                          57,792,000                    51,299,000                   45,654,000
===============================================================================================================================
Treasury Stock
  Beginning of year                     (1,938,463)   (15,293,000)   (1,214,472)    (12,242,000)  (1,179,972)    (10,865,000)
  Acquisition of treasury stock           (335,050)    (5,017,000)     (289,856)    (3,835,000)     (145,800)     (2,233,000)
  Exercise of stock options                118,050        806,000       173,100         817,000      111,300         856,000
  Three-for-two stock split effected
in the form of a 50% stock
dividend, net of fractional shares               -              -      (607,235)        (33,000)           -               -
-------------------------------------------------------------------------------------------------------------------------------
  End of year                           (2,155,463)   (19,504,000)   (1,938,463)    (15,293,000)  (1,214,472)    (12,242,000
===============================================================================================================================
Shareholders' investment, end of year                 $53,085,000                  $ 50,384,000                 $ 47,035,000
===============================================================================================================================
See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      For fiscal years 1998, 1997 and 1996

(1)    Description of Business
       The Company is engaged in the food distribution business through franchised and corporate retail supermarkets and as a supplier to independent food stores. The franchised and corporate retail Piggly Wiggly(R) supermarkets and independent food stores supplied by the Company are located in eastern Wisconsin and northeastern Illinois. In an agreement with the owner of the Piggly Wiggly franchise in 1998, the Company expanded its geographic marketing area to include all of Wisconsin, Michigan's Upper Peninsula, portions of Minnesota and Iowa, and additional counties in Illinois.

(2)    Summary of Significant Accounting Policies
Fiscal year
       The Company's fiscal year ends on the Saturday closest to December 31. The 1998 and 1996 fiscal years were 52-week periods ended January 2, 1999 and December 28, 1996, respectively. The 1997 fiscal year was a 53-week period ended January 3, 1998.

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

Receivables
       Receivables  are  shown  net  of  allowance  for  doubtful   accounts  of
$4,300,000 and $3,950,000 at January 2, 1999 and January 3, 1998, respectively.

Inventories
       Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. For meat and produce, cost is determined on the first-in, first-out (FIFO) method. At January 2, 1999 and January 3, 1998, 78% and 81%, respectively, of all inventories were accounted for under the LIFO method. The excess of current cost over the stated LIFO cost of inventory was $10,032,000 and $9,609,000 at January 2, 1999 and January 3, 1998, respectively.

Other current assets
       Other current assets at January 2, 1999 and January 3, 1998 consisted of the following:

-----------------------------------------  ----------------- ----------------
                                                  1998              1997
-----------------------------------------  ----------------- ----------------
Prepaid expenses                               $1,086,000        $1,209,000
Property held for resale                          578,000         1,663,000
Receivable under capital subleases                407,000           443,000
Retail systems and supplies for resale            314,000           320,000
-----------------------------------------  ----------------- ----------------
Other current assets                           $2,385,000        $3,635,000
=========================================  ================= ================

Property and equipment, net
       Property and equipment are stated at cost. Depreciation is amortized on the straight-line method over the estimated useful lives of the assets. Equipment generally has a useful life of 4 to 7 years, computer hardware and software have a useful life of 3 to 5 years, buildings and land improvements have a useful life of 10 to 35 years, and leasehold improvements generally has a useful life of 10 to 20 years. Facility remodeling and upgrade costs on leased stores are capitalized as leasehold improvements and are amortized over the shorter of the remaining lease term or the useful life of the asset. Upon disposal, the appropriate asset cost and accumulated depreciation are retired. Gains and losses on disposition are included in earnings. Property and equipment, net, at January 2, 1999 and January 3, 1998 consisted of the following:

----------------------------- ---------------- ----------------
                                    1998              1997
----------------------------- ---------------- ----------------
Land and buildings             $18,731,000      $18,455,000
Leasehold improvements           5,578,000        5,391,000
Equipment and fixtures          33,266,000       33,537,000
----------------------------- ---------------- ----------------
                                57,575,000       57,383,000
Less accumulated
   depreciation and
   amortization                (35,888,000)     (34,704,000)
----------------------------- ---------------- ----------------
Property and equipment, net    $21,687,000      $22,679,000
============================= ================ ================

Other noncurrent assets
       Other noncurrent assets at January 2, 1999 and January 3, 1998 consisted of the following:

---------------------------- ----------------- ----------------
                                    1998              1997
---------------------------- ----------------- ----------------
Long term software, net          $1,393,000        $1,299,000
Goodwill, net                      836,000           891,000
Other intangibles, net             318,000           409,000
Other                              977,000          1,183000
---------------------------- ----------------- ----------------
Total                            $3,524,000        $3,782,000
============================ ================= ================

Accounts payable
       Accounts payable includes $8,225,000 and $7,583,000 at January 2, 1999 and January 3, 1998, respectively, of issued checks that have not cleared the Company's disbursing bank accounts.

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

Supplementary disclosure of cash flow information
       Interest and taxes paid included in the Company's cash flow from operations were as follows:

----------------- ------------- ------------- ---------------
                      1998          1997           1996
----------------- ------------- ------------- ---------------
Interest paid      $  822,000   $   878,000    $  873,000
Taxes paid          4,956,000     5,911,000     4,071,000
----------------- ------------- ------------- ---------------

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

Advertising costs
       Costs incurred for producing and communicating advertising are generally expensed when incurred.

New accounting pronouncements
       In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company has adopted for its fiscal 1998. The Company's segment reporting data are incorporated in these notes to consolidated financial statements identified as item (13).
       In March 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use". SOP 98-1, which the Company is required to adopt in fiscal 1999, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company currently expenses all internal software-related costs as incurred. The Company does not anticipate this SOP 98-1 to have any material effect on its financial statements.

Reclassifications
       Certain 1997 and 1996 amounts previously reported have been reclassified to conform to the 1998 presentation.

(3)    Acquisition
       In 1997, the Company acquired substantially all of the assets of two retail supermarkets located in the greater Appleton, Wisconsin area from a competitor for $2,701,000 in cash. The acquisition was accounted for as a purchase. Accordingly, the assets of the acquired retail stores were incorporated with the Company's consolidated balance sheets as of January 3, 1998. The purchase price was allocated based upon the relative fair market values of assets acquired. The excess of the purchase price over assets acquired approximated $900,000 and is currently being amortized over 15 years. The Company financed the acquisition solely through working capital from operations. One of the stores opened as a corporate store in November 1997 and the second store was remodeled and opened, also as a corporate store, in August 1998.

(4)    Long-Term Debt
       The Company has a loan agreement providing unsecured revolving credit facilities totaling $16,000,000 through April 30, 2001. This arrangement provides for borrowings at rates not to exceed the bank's prime rate. There are no compensating balance requirements. There were no borrowings outstanding under this agreement during 1998 or 1997.

       Long-term debt at January 2, 1999 and January 3, 1998 consisted of the following:

 ------------------------------------------------------------
                                     1998          1997
 ------------------------------------------------------------
 Mortgage note, 9.675%, due in
    monthly installments of
    $33,026 including interest
    due through June 2012        $2,990,000     $3,091,000
 Land contract, 10.0%, due in
    annual installments of
    $33,333 through March 2003
                                    167,000        200,000
 Term note, 9.91%, due in
    quarterly installments of
    $55,000 through June 1998             -         75,000
 -----------------------------------------------------------
                                  3,157,000      3,366,000
 Less current maturities           (136,000)      (201,000)
------------------------------------------------------------
 Long-term debt                  $3,021,000     $3,165,000
 ===========================================================

       At January 2, 1999, the fair value of the financial instruments were not materially different from the carrying value. The revolving credit and term note agreements contain various covenants including, among others, the maintenance of defined working capital, net worth requirements, certain debt-equity ratios, restrictions against pledging of or liens upon certain assets, mergers, significant changes in ownership and limitations on restricted payments.
       The total amount of long-term debt due in each of the fiscal years 1999 through 2003 will be $136,000, $156,000, $168,000, $182,000 and $197,000, respectively, and $2,318,000 from 2004 to 2012. Interest expense consisted of the following:

 ------------------------------------------------------------
                        1998          1997         1996
 ------------------------------------------------------------
 Interest on
    long-term debt    $315,000      $350,000     $383,000
 Imputed
    interest-capital   473,000       497,000      484,000
    leases
 Other                  28,000            -            -
-------------------------------------------------------------
 Interest expense     $816,000      $847,000     $867,000
 ============================================================

(5)    Income Taxes
       The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

-------------------------------------------------------------
                              1998       1997        1996
-------------------------------------------------------------
Federal income tax             34.2%      34.1%       34.0%
State income taxes, net
   of federal income tax
   benefit                      5.2        5.2         5.3
Other, net                     (0.6)      (0.8)       (0.8)
-------------------------------------------------------------
Effective income tax rate      38.8%      38.5%       38.5%
=============================================================

       Components of provision for income taxes consisted of the following:

 -----------------------------------------------------------
                        1998         1997          1996
 -----------------------------------------------------------
 Currently payable
    Federal         $4,611,000   $4,433,000    $3,804,000
    States           1,041,000      957,000       869,000
 Deferred             (254,000)    (609,000)     (626,000)
 -----------------------------------------------------------
 Provision for
 income taxes       $5,398,000   $4,781,000    $4,047,000
 ===========================================================

       The components of deferred income tax assets and liabilities at January 2, 1999 and January 3, 1998 were as follows:

 -----------------------------------------------------------
                                    1998          1997
 -----------------------------------------------------------
 Deferred income tax assets:
   Bad debt reserve              $1,677,000    $1,541,000
   Accrued insurance              1,170,000     1,050,000
   Capital lease accounting         712,000       694,000
   Vacation pay                     629,000       570,000
   Retail repositioning reserve     267,000       238,000
   Other                          1,130,000     1,161,000
 -----------------------------------------------------------
 Total deferred income tax
    assets                        5,585,000     5,254,000
 -----------------------------------------------------------
 Deferred income tax
 liabilities:
    Property and equipment       (1,975,000)   (1,945,000)
    Pension                         (65,000)     (186,000)
 -----------------------------------------------------------
 Total deferred income tax
    liabilities                  (2,040,000)   (2,131,000)
 -----------------------------------------------------------
 Net deferred income tax asset   $3,545,000    $3,123,000
 ===========================================================

       The Company currently has no requirements for a valuation allowance for its deferred income tax assets. The net deferred income tax asset as of January 2, 1999 and January 3, 1998 were classified in the balance sheet as follows:

-------------------------------- -------------- -------------
                                     1998           1997
-------------------------------- -------------- -------------
Current deferred income tax
   asset                          $4,376,000     $4,131,000
Noncurrent deferred income tax
   liability                        (831,000)    (1,008,000)
-------------------------------- -------------- -------------
Net deferred income tax asset     $3,545,000     $3,123,000
================================ ============== =============

(6)    Commitments and Contingent Liabilities
       The Company has projected capital expenditures for fiscal 1999 at $3,300,000. Commitments approximating $750,000 were made as of January 2, 1999.
       As of January 2, 1999, the Company was contingently liable under guarantees of bank note agreements of wholesale customers totaling $16,051,000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.

(7)    Retirement Plans

       The Company has a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of its non-union eligible employees. Annual provisions are based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. Provisions for the three fiscal years ended 1998, 1997 and 1996 were $890,000, $835,000 and $793,000, respectively.  The plan allows  participants to make pretax  contributions.  The
Company then matches certain percentages of employee contributions. The Company's matching contributions for 1998, 1997 and 1996 were $82,000, $79,000 and $71,000, respectively.
       The Company has union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense was $1,616,000, $1,456,000 and $1,564,000 in fiscal years 1998,
1997 and 1996, respectively. Complete information with respect to the Company's portion of plan net assets and the actuarial present value of accumulated plan benefits is not available.

(8)    Leases

       The Company leases most of its retail stores under lease agreements with original lease periods of 15 to 20 years and typically with five-year renewal options. Exercise of such options is dependent on, among others, the level of business conducted at the location. Executory costs, such as maintenance and real estate taxes, are generally the Company's responsibility. In a majority of situations, the Company will enter into a lease for a store and sublease the store to a wholesale customer. Additionally, the Company leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for tractors and trailers. Contingent rental expense associated with the Company's capital leases and sublease income was not material to the Company's financial statements.
       Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by the Company under capital leases at January 2, 1999 and January 3, 1998 was as follows:

 -------------------------------------------------------------
                                      1998          1997
 -------------------------------------------------------------
 Investments in leased property
    under capital leases           $5,264,000    $5,264,000
 Less accumulated amortization     (2,765,000)   (2,478,000)
 -------------------------------------------------------------
 Property under capital leases,
    net                            $2,499,000    $2,786,000
 =============================================================

       Amortization of leased property under capital leases, included in operating and administrative expenses, amounted to $287,000, $287,000 and $273,000 in fiscal years 1998, 1997 and 1996, respectively.
       The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of January 2, 1999:

 ------------------------------------------------------------
                                   Capital        Capital
                                    lease        sublease
                                 obligations    receivables
 ------------------------------------------------------------
 1999                            $ 1,884,000    $ 1,189,000
 2000                              1,841,000      1,126,000
 2001                              1,841,000      1,127,000
 2002                              1,841,000      1,127,000
 2003                              1,852,000      1,137,000
 2004-2009                         8,744,000      5,740,000
 ------------------------------------------------------------
 Total minimum lease payments     18,003,000     11,446,000
 Less interest                    (7,583,000)    (4,932,000)
 ------------------------------------------------------------
 Present value of minimum
    lease payments and amounts
    receivable                    10,420,000      6,514,000
 Less current portion               (656,000)      (407,000)
 ------------------------------------------------------------
 Long-term obligations and
    receivable                   $ 9,764,000    $ 6,107,000
 ============================================================

       The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable lease terms in excess of one year as of January 2, 1999:

------------------------------------- -----------------------
                                        $   10,031,000
1999
2000                                         9,596,000
2001                                         9,058,000
2002                                         9,088,000
2003                                         8,919,000
2004-2017                                   79,142,000
------------------------------------- -----------------------

                                           125,834,000
Total minimum lease payments
Lease minimum amounts receivable
  under noncancelable subleases            (94,826,000)
------------------------------------- -----------------------
Net minimum lease payments              $   31,008,000
------------------------------------- -----------------------

       Rental expenses, net of rental income from subleases, for all operating leases amounted to $4,589,000, $3,912,000 and $3,813,000 in fiscal years 1998,
1997 and 1996, respectively. These amounts include $957,000, $1,029,000 and $1,012,000, respectively, for contingent rentals.

(9)    Stock Option Plans
       The Company has stock option plans which provide for the grant of either incentive or nonqualified stock options to key employees. The exercise price of each option is equal to the market price of the Company's stock on the date of grant. Options granted are exercisable for seven years from the date of grant and vest ratably over the first three years. Such vesting may be accelerated by the Stock Option Committee of the Board of Directors or upon a change in control of the Company, as defined by the plans.
       Financial Accounting Standard (FAS) No. 123 allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in FAS No. 123 has been applied. In fiscal 1996, the Company adopted the disclosure requirements of SFAS No. 123. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings would have been reduced to the following pro forma amounts below:

----------------- ------------- -------------- -------------
                      1998          1997           1996
----------------- ------------- -------------- -------------
Net earnings
  As reported       $8,518,000    $7,637,000     $6,465,000
  Pro forma          8,181,000     7,417,000      6,305,000
----------------- ------------- -------------- -------------
Earnings per
 share-diluted
  As reported            $1.23         $1.06          $0.90
  Pro forma               1.18          1.04           0.88
================= ============= ============== =============

       Since the compensation cost is reflected over the vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered, the full impact of calculating the compensation cost under SFAS No. 123 is not reflected in the pro forma net earnings presented above. The fair value of each option grant is estimated on the date of grant using the
Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996:

------------------------- ---------- ----------- -----------
                            1998        1997        1996
------------------------- ---------- ----------- -----------
Dividend yield               2.00%      2.06%       2.50%
Expected volatility         26.81%     25.62%      20.92%
Risk-free interest rate      5.49%      6.36%       5.35%
Expected term of grant    5.5 years  5.5 years   6.0 years
========================= ========== =========== ===========

       As of January 2, 1999, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 1998, 1997 and 1996:

------------------------------ -------------- ---------------
                                                 Weighted
                                  Number         average
                                 of shares       exercise
                                                  prices
------------------------------ -------------- ---------------
Shares under option at
  December 30, 1995               705,549         $ 5.15
   Granted                        132,900          10.50
   Exercised                     (166,950)          5.13
   Forfeited                       (2,799)          5.09
------------------------------ -------------- ---------------
Shares under option at
  December 28, 1996               668,700           6.22
   Granted                        143,700           9.67
   Exercised                     (173,100)          4.72
------------------------------ -------------- ---------------
Shares under option at
  January 3, 1998                 639,300           7.40
   Granted                        151,500          15.00
   Exercised                     (118,050)          6.83
------------------------------ -------------- ---------------
Shares under option at
  January 2, 1999                 672,750           9.21
============================== ============== ===============
Shares reserved for grant at
  January 2, 1999                 221,400
============================== ============== ===============
Options granted in
  January 1999                    165,700         $16.13
============================== ============== ===============

       When options were exercised, the Company realized certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital.
       Exercise prices for options outstanding as of January 2, 1999 ranged from $4.42 to $15.00. The weighted average remaining contractual life of these options is approximately 4 1/2 years. Nonqualified stock options outstanding at January 2, 1999 were exercisable for 402,750 shares.

(10)   Preferred Stock
       The Company has 3,000 shares of preferred stock authorized. Prior to 1995, all of the shares were issued and outstanding. In fiscal years 1995 and 1996, the Company repurchased all of the shares issued. Therefore, at January 2, 1999 and January 3, 1998, no shares of preferred stock were issued nor outstanding.

       The Company also has 1,000,000 shares of $0.05 par value class B preferred stock authorized, none of which has been issued. These shares are issuable in such series and with such relative rights and preferences as may be determined from time to time by the Board of Directors.

(11)   Common Stock
       On July 25, 1997, the Board of Directors authorized a three-for-two common stock split, effected in the form of a 50% stock dividend distributed on September 5, 1997 to shareholders of record on August 20, 1997. All historical share amounts, per share amounts, stock option data and market prices of the Company's common stock prior to the dividend distribution date have been restated to retroactively reflect the stock split.
       Prior to January 6, 1999, common shares issued and issuable included one associated common stock purchase right which entitled shareholders to purchase one share of common stock from the Company at an exercise price equivalent to $14 per share. The rights became exercisable after a person acquired beneficial ownership of 20% or more of the Company's common stock. The rights did not have any voting rights and would have been redeemed at a price of $0.0067 per right. On January 6, 1999, these rights expired pursuant to their terms.

(12)   Earnings Per Share
       Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding and common stock equivalents during the year. Common stock equivalents used in computing diluted earnings per share related to stock options which, if exercised, would have a dilutive effect on earnings per share.
       The Company's calculations of earnings per share-basic and earnings per share-diluted were as follows:

------------------- ------------ ------------ -------------
                       1998         1997          1996
------------------- ------------ ------------ -------------
Net earnings
 available for
 common
 shareholders        $8,518,000   $7,637,000   $6,465,000
Weighted average
 shares
 outstanding          6,749,000    6,871,000    6,944,000
Earnings per
 share-basic              $1.26        $1.11        $0.93
------------------- ------------ ------------ -------------
Net earnings
 available for
 common
 shareholders        $8,518,000   $7,637,000   $6,465,000
Weighted average
 shares
 outstanding          6,749,000    6,871,000    6,944,000
Stock options'
 dilutive effect        174,000      277,000      243,000
Weighted average
 shares and
 equivalents
 outstanding          6,923,000    7,148,000    7,187,000
Earnings per
 share-diluted            $1.23        $1.06        $0.90
------------------- ------------ ------------ -------------

(13)   Segment Reporting
       In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, "Disclosures about Segments of An Enterprise and Related Information," which the Company has adopted for its fiscal 1998. Based on management responsibility, the Company has identified two business segments, wholesale and retail, in which it operates.
       The wholesale segment represents the Company's business activities relating to food wholesale distribution. At January 2, 1999, the Company provided products to 68 franchised units, 18 corporate stores and a number of independent retail stores. The wholesale segment includes warehousing, transportation and other logistical functions, and derives its revenues primarily from the sale of groceries, produce, dairy, meat and cigarette products to the Company's franchised, corporate and independent retail customers. The retail segment relates to the Company's retail supermarket activities. Revenues are realized through the sale of groceries, dairy, produce, meat, bakery, deli and other merchandise by the Company's corporate retail stores to retail consumers.
       The accounting policies of the two segments are the same as those described in the Summary of Significant Accounting Policies. The Company's management utilizes several measurement tools in evaluating each segment's performance and each segment's resource requirements. However, the principal measurement tools are consistent with the Company's consolidated financial statements and accordingly are reported on a similar basis. Wholesale operating profits on sales through the Company's corporate stores are allocated to the retail segment. The "corporate" heading includes corporate-related items, principally cash and equivalents. As it relates to operating income, "corporate" heading includes corporate-related items allocated to the appropriate segments.

       Summarized financial information concerning the Company's reportable segments is shown in the following table (in thousands).

------------------------ ------------ ------------ ------------
Sales                        1998         1997         1996
------------------------ ------------ ------------ ------------
Wholesale sales          $ 404,047    $ 399,197    $ 382,354
Intracompany sales        (123,912)    (107,988)    (103,886)
Net wholesale sales        280,135      291,209      278,468
Retail sales               204,750      181,797      175,453
------------------------ ------------ ------------ ------------
Total                    $ 484,885    $ 473,006    $ 453,921
======================== ============ ============ ============

------------------------ ------------ ------------ ------------
Operating Income             1998         1997         1996
------------------------ ------------ ------------ ------------
Wholesale                $   9,749    $   9,029    $   8,499
Retail                       3,741        3,079        2,038
Total operating income
                            13,490       12,108       10,537
Interest income              1,242        1,157          842
Interest expense              (816)        (847)        (867)
------------------------ ------------ ------------ ------------
Earnings before income
   taxes                 $  13,916    $  12,418    $  10,512
------------------------ ------------ ------------ ------------

------------------------ ------------ ------------ ------------
Capital Expenditures         1998         1997         1996
------------------------ ------------ ------------ ------------
Wholesale                $    149     $    365     $     378
Retail                      2,443        3,628         1,087
Corporate                   1,255          875         1,955
------------------------ ------------ ------------ ------------
Total                    $  3,847     $  4,868     $   3,420
======================== ============ ============ ============

------------------------ ------------ ------------ ------------
Depreciation and
   Amortization              1998         1997         1996
------------------------ ------------ ------------ ------------
Wholesale                $     818    $     985    $     950
Retail                       2,338        1,881        2,095
Corporate                    1,919        1,651        1,406
------------------------ ------------ ------------ ------------
Total                    $   5,075    $   4,517    $   4,451
======================== ============ ============ ============

------------------------ ------------ ------------ ------------
Identifiable Assets          1998         1997         1996
------------------------ ------------ ------------ ------------
Wholesale                $  32,040    $  32,244    $  42,655
Retail                      26,550       25,972       21,073
Corporate                   46,506       40,650       34,476
------------------------ ------------ ------------ ------------
Total                    $ 105,096    $  98,866    $  98,204
======================== ============ ============ ============

Unaudited Quarterly Financial Information
       The Company generally includes sixteen weeks in its first quarter and twelve weeks in each subsequent quarter. In fiscal 1997, the fourth quarter consisted of thirteen weeks. Summarized quarterly and annual financial information for fiscal years 1998 and 1997 follows:

---------------------------------------------------- ----------------------------------------------------------------------
(dollars and shares in thousands, except per share                     Fiscal Year Ended January 2, 1999
data)
---------------------------------------------------- ----------------------------------------------------------------------
                                             First           Second            Third           Fourth            Year
--------------------------------------- ---------------- ---------------- ---------------- ---------------- ---------------
Net sales                                   $142,142         $114,068         $112,550         $116,125         $484,885
Gross profit                                  23,063           18,450           18,091           18,466           78,070
Net earnings                                   1,711            2,025            1,994            2,788            8,518
Earnings per share - basic                      0.25             0.30             0.29             0.42             1.26
Earnings per share - diluted                    0.24             0.29             0.29             0.41             1.23
Weighted average shares and
  equivalents outstanding                      7,140            7,014            6,937            6,773            6,923
--------------------------------------- ---------------- ---------------- ---------------- ---------------- ---------------

---------------------------------------------------- ----------------------------------------------------------------------
(dollars and shares in thousands, except per share           Fiscal Year Ended January 3, 1998
data)
---------------------------------------------------- ----------------------------------------------------------------------
                                            First           Second            Third           Fourth            Year
-------------------------------------- ---------------- ---------------- ---------------- ---------------- ----------------
Net sales                                  $138,826         $109,844         $105,826         $118,510         $473,006
Gross profit                                 22,077           17,197           16,417           18,216           73,907
Net earnings                                  1,587            1,791            1,734            2,525            7,637
Earnings per share - basic                     0.23             0.26             0.25             0.37             1.11
Earnings per share - diluted                   0.22             0.25             0.24             0.35             1.06
Weighted average shares and
  equivalents outstanding                     7,104            7,051            7,026            7,293            7,255
-------------------------------------- ---------------- ---------------- ---------------- ---------------- ----------------

Common Stock Information
       The Company's common stock is traded over-the-counter on the Nasdaq Stock Market under the symbol SAVO. There are approximately 1,000 beneficial holders of the Company's common stock. An analysis of the high and low last sale stock prices by quarter and for the last three years are as follows:


------------ ---------------------- ---------------------- ---------------------- ---------------------- ----------------------
                     First                 Second                  Third                 Fourth                  Year
------------ ---------------------- ---------------------- ---------------------- ---------------------- ----------------------
               High        Low        High        Low         High        Low        High        Low        High        Low
------------ ---------- ----------- ---------- ----------- ----------- ---------- ----------- ---------- ----------- ----------
1998           $17.75      $15.00      $17.50     $15.50      $16.00      $15.13     $16.50      $15.50     $17.75      $15.00
1997            11.50        9.33       12.50      10.67       17.00       12.25      16.50       15.13      17.00        9.33
1996            11.00        9.33       10.00       8.17        9.00        8.17      10.00        8.67      11.00        8.17
------------ ---------- ----------- ---------- ----------- ----------- ---------- ----------- ---------- ----------- ----------

     Cash dividends paid per share were:

---------------- ------------------ ------------------ ------------------ ------------------ ------------------
                       First             Second              Third             Fourth              Year
---------------- ------------------ ------------------ ------------------ ------------------ ------------------
1998                   $0.07              $0.07             $0.08              $0.08               $0.30
1997                    0.06               0.07              0.07               0.07                0.27
1996                    0.05               0.05              0.07               0.07                0.24
---------------- ------------------ ------------------ ------------------ ------------------ ------------------

       Under the Company's loan agreements, approximately $11.9 million of retained earnings were available for the payment of cash dividends, stock repurchases and other restricted payments at January 2, 1999.

o 1997 and 1996 stock prices and dividend information have been adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend on September 5, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives, strategies or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties including, but not limited, to the following: (1) presence of intense competitive market activity in the Company's market areas; (2) ability to identify and develop new market locations for expansion purposes; (3) continuing ability to obtain reasonable vendor marketing funds for promotional purposes; (4) ongoing advancing information technology requirements; (5) ongoing nominal food price inflation; (6) the Company's ability to continue to recruit, train and retain quality franchise and corporate retail store operators; and (7) the potential recognition of repositioning charges resulting from potential closures, conversions and consolidations of retail stores due principally to the competitive nature of the industry and to the quality of the Company's retail store operators. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Results of Operations

The following table sets forth certain items from the Company's Consolidated Statements of Earnings as a percent of net sales and the year-to-year percentage changes in the amounts of such line items.

-------------------------------------- -------------------------------------------------- --- ---------------------------------
                                                     Percent of net sales                            Percentage change
-------------------------------------- -------------------------------------------------- --- ---------------------------------
                                                                                                   1998             1997
                                            1998             1997             1996               vs. 1997         vs. 1996
-------------------------------------- ---------------- ---------------- ---------------- --- ---------------- ----------------
Net sales                                    100.0%           100.0%           100.0%              2.5%               4.2%
Cost of products sold                         83.9%            84.4%            84.0%              1.9%               4.6%
Operating and administrative expenses
                                              13.3%            13.1%            13.6%              4.5%              (0.2%)
Earnings before income taxes                   2.9%             2.6%             2.3%             12.1%              18.1%
Net earnings                                   1.8%             1.6%             1.4%             11.5%              18.1%
-------------------------------------- ---------------- ---------------- ---------------- --- ---------------- ----------------

                                  1998 vs. 1997

Net Sales

       Net sales for the 52-week period ended January 2, 1999 increased 2.5% to $484.9 million, compared to $473.0 million for the 53-week period ended January 3, 1998. Sales for 1998, adjusted for the extra week in fiscal 1997, increased 4.5% compared to the prior year. Fiscal 1998 sales surpassed the Company's previous record sales for a 52-week year. While the Company's total sales were $484.9 million in 1998, the Company's "virtual chain" of 86 stores generated retail volume approximating $730 million in 1998.
       Wholesale sales in 1998 increased 1.2% to $404.0 million, compared to $399.2 million in 1997. On a comparative 52-week period, 1998 wholesale sales increased 3.2% over 1997. The improvement in wholesale sales volume was principally attributable to the opening of one new corporate store in Appleton, Wisconsin in October 1997; the replacement of two noncompetitive corporate Appleton stores with expanded and remodeled facilities as part of the acquisition from a competitor; the opening of one new market store in Poynette, Wisconsin in January 1998; and the completion of franchise facility projects in Howards Grove, Waupaca and Lomira, Wisconsin in 1998. Wholesale sales was, however, negatively impacted by the closure of the Plover facility in September 1997 and the conversion of one Oshkosh store from franchise to corporate in October 1997. There are currently six additional facility projects in various phases of planning or construction, with completions scheduled throughout the first six months of 1999. These projects involve four major franchise expansion projects in Beaver Dam, Kiel, Crivitz and Randolph, Wisconsin; one replacement franchise store in Fort Atkinson, Wisconsin; and one new market franchise unit in Cottage Grove, Wisconsin. The four expansion stores, upon completion, will increase their aggregate square footage of selling space by approximately 40%. Based on the Company's internal wholesale price index, except for tobacco products, inflation did not have a significant effect on sales between years.
       Retail sales improved 12.6% to $204.8 million in 1998, compared to $181.8 million in 1997. On a comparative 52-week period, 1998 retail sales increased 14.8% compared to fiscal 1997. The improvement in retail sales volume was principally attributable to the opening of the three new Appleton corporate stores. This improvement was, however, offset by the two closed stores. The Company's retail sales volume was also positively impacted by the Oshkosh store that was converted from franchise to corporate in October 1997. Finally, during fiscal 1998, the Company continued to recognize the benefits of the Piggly Wiggly Preferred Club(R) electronic card marketing program. This unique card marketing program continues to grant special incentives to higher purchase level shoppers and it continues to reward customers with weekly savings without clipping in-ad coupons. Additionally, customers are encouraged to return to Piggly Wiggly supermarkets with special "Pig Deal" next trip savings offers issued automatically by participating manufacturers. This card marketing program is available to all of the Company's "virtual chain" stores.

Cost of Products Sold
       Cost of products sold, as a percent of sales, decreased 0.5% to 83.9% in 1998 from 84.4% in 1997. This decrease was a direct result of increased higher margin corporate retail sales due principally to the net one additional corporate store in Appleton and the additional corporate store in Oshkosh since October 1997. Lower margin net wholesale sales as a percentage of sales decreased to 57.8% compared to 61.6% in 1997. Conversely, higher margin retail sales as a percentage of sales increased to 42.2% compared to 38.4% in 1997. Based solely on current franchise projects outstanding, the Company anticipates the wholesale sales percentage to increase nominally in 1999.

Operating and Administrative Expenses
       Fiscal 1998 operating and administrative expenses, as a percentage of sales, increased to 13.3%, compared to 13.1% in 1997. This increase of 0.2%, or $2.8 million, was principally attributable to higher operating expenses relating to the additional stores in Appleton and Oshkosh. Fiscal 1998 depreciation attributable to retail increased to $2.3 million from $1.9 million in 1997. This increase in retail operating expenses was partially offset by lower administrative expenses in the wholesale segment. During 1998, particularly in the last two quarters, the Company experienced lower provisions for workers compensation and general liability due to reduced frequency and severity of claims. The Company's overall experience ratio has improved due to improved loss control programs.
       Due to the highly competitive nature of the industry, certain franchise operators and corporate retail stores continue to experience operational difficulties in their respective marketplaces. As a result, the Company continues to incur receivable realization charges from a number of underperforming franchise operators. During fiscal 1998, the Company incurred realization charges relating to wholesale bad debts and retail subsidies totaling $1.5 million, compared to $2.0 million in 1997. Although certain franchise retail operations have improved, the Company continues to evaluate various business initiatives relating to the operations of its underperforming stores. These initiatives include, but are not limited to, the sale and subsequent conversion of these stores, the closure of these supermarkets or the implementation of other operational changes. As with prior years, implementation of any of these options can result in the Company incurring certain repositioning or restructuring charges involving the termination costs of replaced, closed or sold stores. These actions can negatively impact earnings results in the short-term, but the Company believes that such actions will help improve the Company's long-term profitability. Fiscal 1998 and 1997 repositioning charges totaled $0.2 million and $1.1 million, respectively. The fiscal 1998 repositioning costs were principally attributable to the occupancy costs of closing and terminating two franchise operations in Wisconsin. Fiscal 1997 repositioning charges were more significant due principally to the $0.7 million costs relating to the Company's closing of the Plover franchised store and the $0.3 million charge for closing the Company's two noncompetitive stores in Appleton.

Net Earnings
       The Company's fiscal 1998 operating income increased 11.4% to $13.5 million, compared to $12.1 million in 1997. After allocating wholesale operating profits on sales through the Company's corporate stores to the Company's retail segment, the wholesale segment recognized $9.7 million in operating income while the retail segment recognized $3.7 million. Fiscal 1998 earnings before income taxes increased 12.1% to $13.9 million, compared to $12.4 million in 1997. As a percent of sales, earnings before income taxes increased to 2.9% in 1998 from 2.6% in 1997.
       Net earnings for 1998 increased 11.5% to $8.5 million, compared to $7.6 million in 1997. With continuing improvements in sales and productivity, the Company's net earnings-to-sales ratio for 1998 improved to 1.8%, compared to 1.6% for fiscal 1997. The Company's net earnings-to-sales ratio ranks as one of the best in its industry. Additionally, the Company has had earnings performance of 24 consecutive quarters showing increased earnings over the prior year's quarter.
       Diluted earnings per share increased 16.0% to $1.23 from $1.06 in 1997. On a percentage basis, diluted earnings per share increased more than net earnings due to additional share repurchases in fiscal 1998 which reduced the weighted average shares and equivalents outstanding.

                                  1997 vs. 1996

Net Sales
       Net sales for the 53-week period ended January 3, 1998 increased 4.2% to $473.0 million, compared to $453.9 million for the 52-week period ended December 28, 1996. Sales, adjusted for the extra week in fiscal 1997, increased 2.3% compared to 1996. Wholesale volume in 1997 increased 4.4% to $399.2 million, compared to $382.4 million in 1996. Retail sales increased 3.6% to $181.8 million in 1997, compared to $175.5 million in 1996. On a comparative 52 week period, 1997 wholesale and retail sales increased 2.4% and 1.7%, respectively, from 1996. The improvement in sales volume in 1997 was attributable to the increased business volume resulting from the October 1997 completion of the two-year implementation of the Piggly Wiggly Preferred Club electronic card marketing program. Fiscal 1997 sales also benefited from additions and enhancements to the Company's "virtual chain" base of franchised and corporate supermarkets. In April 1997, the Company converted an independent operator in Milton, Wisconsin from a competing wholesaler into a Piggly Wiggly franchise unit. In October 1997, the Company converted a franchise unit in Oshkosh, Wisconsin into a corporate retail supermarket. During fiscal 1997, the Company also completed one new market corporate store, one new market franchise store, one replacement franchise store and three additions to existing franchise stores.

These completed projects added approximately 115,000 of aggregate store selling space. In fiscal 1997, sales were negatively impacted by closures of two underperforming corporate stores and one underperforming franchise unit and the impact of additional competitive activity due to new stores in certain markets. At January 3, 1998, the Company had 68 franchised and 18 corporate supermarkets, compared to 68 franchised and 16 corporate stores at December 28 ,1996. Based on the Company's internal wholesale price index, inflation did not have a significant effect on sales between years.
       In the fall of 1997, the Company acquired two operating supermarkets in the Menasha and Appleton, Wisconsin market areas from a competitor. The Company renovated the Menasha store subsequent to the purchase and the Company opened this corporate store in November 1997 and closed its noncompetitive south side Appleton store. The Company then temporarily closed the acquired Appleton store for renovation. This newly renovated store was opened in August 1998. Upon its completion, the Company closed its noncompetitive north side Appleton store. These two replacement corporate supermarkets aggregated 85,000 square feet of store selling space, an increase of 93% over the combined 44,000 square feet of the closed units.

Cost of Products Sold
       Fiscal 1997 cost of products sold, as a percent of sales, increased 0.4% to 84.4%, compared to 84.0% in 1996. This increase was principally a direct result of the increased ratio of lower margin wholesale sales to total sales. The percentage of net wholesale sales to total sales increased to 61.6% in 1997, compared to 61.3% in 1996.

Operating and Administrative Expenses
       Operating and administrative expenses, as a percent of sales, decreased 0.5% to 13.1% in 1997 from 13.6% in 1996. Total operating and administrative expenses in 1997 decreased due principally to the closing of two smaller underperforming corporate retail stores in the fall of 1996. Additionally, the Company experienced lower provisions for self-insured health and casualty programs due to reduced frequency and severity of claims. These decreases were particularly evident during the fourth quarter of 1997. Total depreciation and amortization expense between years were comparable at approximately $4.5 million. However, depreciation attributable to retail decreased by about 10% between years due principally to the closures of two corporate stores in the fall of 1996. Certain variable operating expenses, such as wages and salaries, increased due to higher sales volume.
       Due to the competitive nature of the industry, certain franchise operators and corporate retail stores continued to experience operational difficulties in their respective marketplaces. As a result, the Company continued to incur significant receivable realization charges from a number of underperforming franchise operators. Total 1997 and 1996 realization charges relating to wholesale bad debts and retail subsidies were $2.0 million and $2.3 million, respectively. For 1997 and 1996, retail repositioning and restructuring charges amounted to $1.1 million and $0.3 million, respectively. The increase in retail repositioning costs in 1997 compared to 1996 was principally attributable to (1) the closure of an underperforming franchise supermarket in Plover, Wisconsin during 1997 resulting in a $700,000 pretax charge to operations; and
(2) the closing and termination costs relating to two smaller noncompetitive corporate stores that were replaced by the two acquired stores from a competitor resulting in a $300,000 pretax charge to operations. Additionally, the Company incurred charges approximating $300,000 relating to market development and start-up costs due to the opening of the new market corporate store in Appleton, Wisconsin and the conversion of the acquired Menasha supermarket into the Piggly Wiggly format.

Net Earnings
       The Company's 1997 earnings before income taxes increased 18.1% to $12.4 million, compared to $10.5 million in 1996. As a percent of sales, earnings before income taxes increased to 2.6% in 1997 from 2.3% in 1996. After allocating to the retail segment the wholesale operating profits on sales made to the Company's corporate stores, the wholesale segment contributed $9.0 million and $8.5 million to 1997 and 1996 pretax earnings, respectively. Additionally, retail segment contributed $3.1 million and $2.0 million, respectively, to the 1997 and 1996 pretax earnings. Net earnings for 1997 increased 18.1% to $7.6 million compared $6.5 million in 1996. With continued improvements in sales volume and productivity, the Company's net earnings-to-sales ratio for 1997 improved to 1.6%, compared to 1.4% for 1996. Additionally, 1997 diluted earnings per share increased 17.8% to $1.06 from $0.90 in 1996.

Liquidity and Capital Resources
       The Company's favorable 1998 operating results continued to enhance its strong financial position. During fiscal 1997, the primary source of liquidity was cash generated from operations. Total cash generated from operations for fiscal 1998 was $21.6 million, compared to $8.2 million in 1997. Cash flow from operations increased significantly between years due principally to the decrease in outstanding receivables from franchise operators. This was due in large part to timing of cash receipts and the minimal balance for short-term financing support for purchase of facilities and equipment for new stores. In fiscal 1998, the balance of the short-term financing support was less than $100,000; in fiscal 1997, the balance was $2.4 million. Although inventory levels based on replacement cost increased by $2.6 million, this increment overall did not negatively affect cash flows due to the corresponding increase in accounts payable.
       Net cash outflows for investing activities totaled $3.3 million in 1998 compared to $6.9 million in 1997. This decrease in outflows was attributable to the $2.7 million outlay the Company incurred in 1997 in acquiring two retail stores from a competitor. Additionally, total capital expenditures decreased to $3.8 million in 1998, compared to $4.9 million in 1997. Of the total capital expenditures of $3.8 million, the Company invested $2.4 million for retail upgrades. For 1999, the Company's capital budget is estimated at $3.3 million, of which $750,000 has been committed as of January 2, 1999. Of this $3.3 million total, the Company has allocated $1.5 million for retail upgrades, $750,000 for technology hardware and software, and $325,000 for distribution upgrades. The Company expects to finance these projects from internally generated capital.
       Net cash outflows for financing activities were $7.1 million in 1998 compared to $6.0 million in 1997. Total stock repurchases was higher in 1998 due in large part to a block repurchase of 235,000 shares from an affiliate at $14.50 per share. In September 1998, the Company completed its existing $5.0 million stock repurchase program that commenced in January 1997. This was the Company's fourth announced stock repurchase program over the past seven years that have been fully completed by the Company. The Company's Board of Directors subsequently authorized a new stock repurchase program permitting the Company to repurchase up to an additional $5.0 million of its common stock from time to time in the open market, pursuant to privately negotiated transactions, or otherwise. As of January 2, 1999, the full authorized amount remains available for stock repurchase. Since the first stock repurchase program commenced in
January 1992, the Company has repurchased over 2.2 million shares, or approximately 25%, of its issued common stock.
       In summary, cash and equivalents for fiscal 1998 increased $11.2 million, resulting in a year-end balance of $34.3 million. Of this year-end cash balance, approximately $25 million was invested in short-term investments with maturities of less than three months, such as taxable money market funds and commercial paper with strong credit ratings. The Company does not use any form of derivative securities for hedging or for other reasons.
       The Company is generally the prime lessee of new retail store facilities, which it then subleases to independent franchise operators. All new facilities in 1998 were financed by operating lease agreements The Company also leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for transportation equipment. Contingent rentals for 1998 and 1997 were both approximately $1.0 million. At January 2, 1999, the Company had recorded $10.0 million of minimum lease payments required to be paid under operating leases in 1999 and $6.5 million of amounts receivable under noncancelable subleases in 1999. Additionally, at January 2, 1999, the Company had $9.8 million of long-term capital lease obligations, $6.1 million of which represented noncurrent receivables from wholesale customers under capital leases.
       The Company typically provides short-term financing support to its wholesale customers for the purchase of facilities and equipment for new or remodeled stores. After being provided, this financing support is subsequently refinanced, typically through banks, with the Company being reimbursed. As part of the financing program, the Company had contingent liabilities under bank note guarantees totaling $16.1 million at January 2, 1999.

All of the loan guarantees are substantially collateralized, principally with equipment and inventory and, to a lesser extent, with building facilities.
       At January 2, 1999, the Company's ratio of total liabilities to shareholders' investment was 0.98, which was very comparable to 0.96 at January 3, 1998. At January 2, 1999, the Company had available the entire amount of its unsecured revolving bank credit facilities totaling $16.0 million.
       The Company believes its cash, working capital and debt-to-equity positions continue to compare very favorably to most industry competitors. Additionally, the Company believes that its financial condition and cash flow from operations will continue to provide it with adequate long-term flexibility to finance anticipated capital requirements without adversely impacting its financial position or liquidity.

Year 2000 Issues
       The Company is dependent on computer hardware, software and other business systems ("IT systems") and non-information technology systems, such as communication equipment, tractors and trailers, refrigeration controllers, scales, and other equipment containing embedded microprocessor technology ("non-IT systems"). The Company uses these IT and non-IT systems in several critical operating areas including product procurement and merchandising, retail store and warehouse distribution operations; inventory order entry and labor management; and accounting, administrative and maintenance systems.
       In 1997, the Company began evaluating its IT and non-IT systems in order to identify and adjust date sensitive systems for year 2000 compliance. As part of this undertaking, the Company established a team, headed by the Company's Vice President of Business Systems Support Group. The team is staffed primarily with internal professionals within the business systems group and some outside consultants on an as-needed basis. The team leader reports periodically on the year 2000 status to the Company's Executive Committee and its Board of Directors.
       The team developed a plan to assess its IT and non-IT systems for year 2000 compliance requirements. The plan consists of three main project phases:
(1) to make an inventory listing of all IT and non-IT systems that may be subject to the year 2000 issue along with an assessment as to the scope of the issue as it related to these systems; (2) to remediate any and all year 2000 compliance problems; and (3) to test, validate and implement systems subsequent to remediation.
       At the end of the first quarter of 1998, the Company had substantially completed the first phase of the project. An inventory list of all systems have been identified and documented. Nearly half of all IT and non-IT systems previously identified have also been remediated at this time. The Company believes it will complete all remaining remediation efforts for existing systems over the next few months. Insofar as testing, validation and implementation are concerned, the Company has tested some of its core IT systems and has determined that they are projected to be year 2000 compliant by mid-1999. With regard to non-IT systems, the Company also expects these systems to be year 2000 compliant in 1999. The Company estimates it will cost less than $500,000 to become year 2000 compliant approximately $350,000 of which will be charged to operations in 1999.
       As part of its year 2000 project, the Company has identified business relationships with third parties, including suppliers, vendors, financial institutions and other service providers, which the Company believes are critical to its business operations. The Company has been communicating with these third parties through correspondence and/or interviews to ascertain the extent to which they are addressing their year 2000 compliance issues. The Company will continue to assess and monitor the progress of these third parties in resolving year 2000 issues. The Company undertakes a certain amount of risk by relying on the third parties' own year 2000 assessment. Because of this, the Company believes that a key vendor's failure to resolve its year 2000 issues is the most likely worst case scenario for the Company. Such failure could result in the Company not being able to procure products from a key vendor on a timely basis. The Company does not expect this most likely worst case scenario to have a material adverse impact on its core retail and wholesale businesses due principally to the Company's network of alternative suppliers and vendors. The Company will, however, develop contingency plans to work with these key third parties in 1999.

Company Business
       The Company is engaged in distributing food and related products at wholesale and retail. At January 2,

1999, the Company franchised 68 and operated 18 corporate retail supermarkets under the Piggly Wiggly name in its eastern and northeastern Illinois market areas. In a 1998 agreement with Piggly Wiggly Company, owner of the national Piggly Wiggly franchise, the Company expanded its exclusive geographic marketing and operating area to include all of Wisconsin, Michigan's Upper Peninsula, portions of Minnesota and Iowa, and additional counties in Illinois.
       The Company is the prime supplier to its franchised and corporate supermarkets. The Company also serves as a wholesaler to other smaller independent retail store in its market areas. The Company supplies grocery, frozen food, dairy and produce to its customers through its 364,000 square foot distribution center in Sheboygan, Wisconsin. Also, the Company provides its customers with fresh, froze and processed meats, eggs and deli items through a third party distribution facility in Milwaukee, Wisconsin on a contract basis.
       The Company employs approximately 1,700 persons, nearly 1,250 of whom are employed in the corporate retail segment operations. A majority of the Company's retail employees are employed on a part-time basis. Of the Company's remaining employees, approximately 210 are engaged in warehousing, distribution and trucking activities, and nearly 240 are corporate and administrative personnel.