Form 10-K405, Exhibit 13
period 2000-01-01
SCHULTZ SAV O STORES INC
filed 2000-03-22
CIK 87588


                                                                                                                   Exhibit 13
                                                                                                                   ----------
                                                Five-Year Financial Highlights
================================================================================================================================
(dollars in thousands, except per share data)                                  Fiscal Year (a) (b)
--------------------------------------------------------------------------------------------------------------------------------
                                                        1999            1998           1997           1996            1995
--------------------------------------------------------------------------------------------------------------------------------
Consolidated statements of earnings data:
  Net sales                                          $ 496,959       $ 484,885      $ 473,006      $ 453,921       $ 439,646
  Gross profit                                          80,350          78,070         73,907         72,429          70,516
  Earnings before income taxes                          13,656          13,916         12,418         10,512           9,500
  Provision for income taxes                             5,298           5,398          4,781          4,047           3,660
  Net earnings                                           8,358           8,518          7,637          6,465           5,840
  Earnings per share - basic                              1.32            1.26           1.11           0.93            0.82
  Earnings per share - diluted                            1.30            1.23           1.06           0.90            0.79
  Cash dividends per share                                0.34            0.30           0.27           0.24            0.15
  Weighted average shares and equivalents
    outstanding (c)                                      6,438           6,923          7,148          7,187           7,402
  Net earnings-to-sales ratio                             1.68%           1.76%          1.61%          1.42%           1.33%
Consolidated balance sheet data
(at fiscal year-end):
  Working capital                                    $  29,797       $  32,884      $  29,217      $  28,579       $  24,855
  Total assets                                          93,627         104,316         98,866         98,204          94,435
  Current obligations under capital leases and
    current maturities of long-term debt                   842             792            866          1,047           1,114
  Long-term debt                                         2,865           3,021          3,165          3,375           3,719
  Long-term obligations under capital leases             9,069           9,764         11,177         12,368          13,268
  Total shareholders' investment                        47,969          53,085         50,384         47,035          43,288
Other data:
  Capital additions                                  $   3,209       $   3,847      $   4,868      $   3,420       $   3,545
  Depreciation and amortization                          4,959           5,075          4,517          4,451           4,467


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

MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING

The management of Schultz Sav-O Stores, Inc. is responsible for the preparation, objectivity and integrity of the Company's consolidated financial statements contained in the Company's 1999 Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and informed judgments.

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


/s/ James H. Dickelman   /s/ John H. Dahly         /s/ Armand C. Go
James H. Dickelman       John H. Dahly             Armand C. Go
Chairman, President and  Executive Vice President, Vice President, Treasurer and
Chief Executive Officer  Chief Financial Officer   Chief Accounting Officer
                         and Secretary

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Schultz Sav-O Stores, Inc.


We have audited the accompanying consolidated balance sheets of Schultz Sav-O Stores, Inc. and its subsidiary as of January 1, 2000 and January 2, 1999 and the related consolidated statements of earnings, cash flows and shareholders' investment for each of the three fiscal years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schultz Sav-O Stores, Inc. and its subsidiary as of January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                                     /s/ Arthur Andersen LLP
Milwaukee, Wisconsin                                     Arthur Andersen LLP
February 4, 2000

                                               CONSOLIDATED BALANCE SHEETS
                                        As of January 1, 2000 and January 2, 1999
------------------------------------------------------------------------------------------------------------------
Assets                                                                              1999               1998
------------------------------------------------------------------------------------------------------------------
Current assets:
    Cash and equivalents                                                       $ 22,433,000      $  34,334,000
    Receivables                                                                   6,629,000          5,453,000
    Inventories                                                                  26,313,000         23,951,000
    Other current assets                                                          3,410,000          2,385,000
    Deferred income taxes                                                         3,900,000          4,376,000
------------------------------------------------------------------------------------------------------------------
    Total current assets                                                         62,685,000         70,499,000
------------------------------------------------------------------------------------------------------------------

Noncurrent receivable under capital subleases                                     4,531,000          6,107,000
Property under capital leases, net                                                3,462,000          2,499,000
Other noncurrent assets                                                           2,664,000          3,524,000
Property and equipment, net                                                      20,285,000         21,687,000
==================================================================================================================

Total assets                                                                   $ 93,627,000      $ 104,316,000
==================================================================================================================


Liabilities and Shareholders' Investment
------------------------------------------------------------------------------------------------------------------
Current liabilities:
    Accounts payable                                                           $ 19,545,000      $  24,018,000
    Accrued salaries and benefits                                                 5,284,000          5,040,000
    Accrued insurance                                                             3,002,000          3,020,000
    Retail repositioning reserve                                                    450,000            685,000
    Other accrued liabilities                                                     3,765,000          4,060,000
    Current obligations under capital leases                                        696,000            656,000
    Current maturities of long-term debt                                            146,000            136,000
------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                    32,888,000         37,615,000
------------------------------------------------------------------------------------------------------------------

Long-term obligations under capital leases                                        9,069,000          9,764,000
Long-term debt                                                                    2,865,000          3,021,000
Deferred income taxes                                                               836,000            831,000
Shareholders' investment:
    Common stock, $0.05 par value, authorized 20,000,000 shares,
      issued 8,750,342 in 1999 and 1998                                             438,000            438,000
    Additional paid-in capital                                                   14,961,000         14,359,000
    Retained earnings                                                            63,995,000         57,792,000
    Treasury stock at cost, 2,808,997 shares in 1999 and 2,155,463
      shares in 1998                                                            (31,425,000)       (19,504,000)
------------------------------------------------------------------------------------------------------------------
    Total shareholders' investment                                               47,969,000         53,085,000
------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' investment                                 $ 93,627,000      $ 104,316,000
==================================================================================================================
See notes to consolidated financial statements.

                                        CONSOLIDATED STATEMENTS OF EARNINGS
                                        For fiscal years 1999, 1998 and 1997
------------------------------------------------------------------------------------------------------------------------
                                                                   1999                1998                1997
------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $   496,959,000     $   484,885,000     $   473,006,000
Cost and expenses:
   Cost of products sold                                          416,609,000         406,815,000         399,099,000
   Operating and administrative expenses                           67,108,000          64,580,000          61,799,000
------------------------------------------------------------------------------------------------------------------------
Operating income                                                   13,242,000          13,490,000          12,108,000
Interest income                                                     1,175,000           1,242,000           1,157,000
Interest expense                                                     (761,000)           (816,000)           (847,000)
------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                       13,656,000          13,916,000          12,418,000
Provision for income taxes                                          5,298,000           5,398,000           4,781,000
------------------------------------------------------------------------------------------------------------------------
Net earnings                                                  $     8,358,000     $     8,518,000     $     7,637,000
------------------------------------------------------------------------------------------------------------------------
Earnings per share - basic                                              $1.32               $1.26               $1.11
========================================================================================================================
Earnings per share - diluted                                            $1.30               $1.23               $1.06
========================================================================================================================
See notes to consolidated financial statements.

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        For fiscal years 1999, 1998 and 1997

------------------------------------------------------------------------------------------------------------------------
                                                                   1999                1998                1997
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net earnings                                               $     8,358,000     $     8,518,000     $     7,637,000
   Adjustments to reconcile net earnings to net cash
     Provided by operating activities:
   Depreciation and amortization                                    4,959,000           5,075,000           4,517,000
   Deferred income taxes                                              481,000            (422,000)         (1,053,000)
   Changes in current assets and liabilities:
     Receivables                                                   (1,176,000)          4,265,000          (4,042,000)
     Inventories                                                   (2,362,000)         (2,210,000)          1,476,000
     Other current assets                                            (630,000)          1,222,000            (746,000)
     Accounts payable                                              (4,473,000)          2,713,000             741,000
     Accrued liabilities                                              310,000           2,264,000            (491,000)
------------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                            5,467,000          21,425,000           8,039,000
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Capital expenditures                                            (3,209,000)         (3,847,000)         (4,868,000)
   Receipt of principal amounts under capital subleases               407,000             443,000             505,000
   Acquisition of retail stores                                             -                   -          (2,701,000)
   Other investing activities                                         311,000             300,000             339,000
------------------------------------------------------------------------------------------------------------------------
Net cash flows from investing activities                           (2,491,000)         (3,104,000)         (6,725,000)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Payment for acquisition of treasury stock                      (12,864,000)         (5,031,000)         (3,835,000)
   Payment of cash dividends                                       (2,155,000)         (2,025,000)         (1,879,000)
   Exercise of stock options                                          924,000             806,000             817,000
   Principal payments on capital lease obligations                   (655,000)           (665,000)           (702,000)
   Principal payments on long-term debt                              (146,000)           (210,000)           (354,000)
   Other financing activities                                          19,000              14,000                   -
------------------------------------------------------------------------------------------------------------------------
Net cash flows from financing activities                          (14,877,000)         (7,111,000)         (5,953,000)
------------------------------------------------------------------------------------------------------------------------
Cash and equivalents
   Net change                                                     (11,901,000)         11,210,000          (4,639,000)
   Balance, beginning of year                                      34,334,000          23,124,000          27,763,000
------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                          $    22,433,000     $    34,334,000     $    23,124,000
========================================================================================================================
See notes to consolidated financial statements.

                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                                        For fiscal years 1999, 1998 and 1997
-------------------------------------------------------------------------------------------------------------------------------
                                                   1999                         1998                         1997
-------------------------------------------------------------------------------------------------------------------------------
                                          Shares        Amount       Shares          Amount        Shares          Amount
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.05 par
  Beginning of year                      8,750,342       438,000    8,750,342         438,000     5,833,570         292,000
  Three-for-two stock split effected
  in the form of a 50% stock
  dividend, net of fractional shares             -             -            -               -     2,916,772         146,000
-------------------------------------------------------------------------------------------------------------------------------
  End of year                            8,750,342       438,000    8,750,342         438,000     8,750,342         438,000
-------------------------------------------------------------------------------------------------------------------------------
Additional Paid-in Capital
  Beginning of year                                   14,359,000                   13,940,000                    13,331,000
  Tax benefits from exercise of
   stock options                                         602,000                      419,000                       609,000
-------------------------------------------------------------------------------------------------------------------------------
  End of year                                         14,961,000                   14,359,000                    13,940,000
-------------------------------------------------------------------------------------------------------------------------------
Retained Earnings
  Beginning of year                                   57,792,000                   51,299,000                    45,654,000
  Net earnings                                         8,358,000                    8,518,000                     7,637,000
  Cash dividends
    Common stock ($0.34 per share
    in 1999, $0.30 per share in 1998
    and $0.27 per share in 1997)                      (2,155,000)                  (2,025,000)                   (1,879,000)
  Three-for-two stock split effected
  in the form of a 50% stock
  dividend, net of fractional shares                           -                            -                      (113,000)
-------------------------------------------------------------------------------------------------------------------------------
  End of year                                         63,995,000                   57,792,000                    51,299,000
-------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
  Beginning of year                     (2,155,463)  (19,504,000)  (1,938,463)    (15,293,000)   (1,214,472)    (12,242,000)
  Acquisition of treasury stock           (821,600)  (12,864,000)    (335,950)     (5,031,000)     (289,856)     (3,835,000)
  Exercise of stock options                166,750       924,000      118,050         806,000       173,100         817,000
  Three-for-two stock split effected
  in the form of a 50% stock
  dividend, net of fractional shares             -             -            -               -      (607,235)        (33,000)
  Other                                      1,316        19,000          900          14,000             -               -
-------------------------------------------------------------------------------------------------------------------------------
  End of year                           (2,808,997)  (31,425,000)   (2,155,463)   (19,504,000)   (1,938,463)    (15,293,000)
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' investment,
  end of year                                        $47,969,000                  $53,085,000                   $50,384,000
-------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      For fiscal years 1999, 1998 and 1997

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

(2)  Summary of Significant Accounting Policies
Fiscal year
     The Company's fiscal year ends on the Saturday closest to December 31. The 1999 and 1998 fiscal years were 52-week periods ended January 1, 2000 and January 2, 1999, respectively. The 1997 fiscal year was a 53-week period ended January 3, 1998.

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

Receivables
     Receivables are shown net of allowance for doubtful accounts of $4,300,000 at January 1, 2000 and January 2, 1999.

Inventories
     Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. For meat and produce, cost is determined on the first-in, first-out (FIFO) method. At January 1, 2000 and January 2, 1999, 81% and 78%, respectively, of all inventories were accounted for under the LIFO method.

     The excess of current cost over the stated LIFO cost of inventory was $9,872,000 and $10,032,000 at January 1, 2000 and January 2, 1999, respectively.

Other current assets
     Other current assets at January 1, 2000 and January 2, 1999 consisted of the following:

---------------------------------------------------------------------
                                          1999              1998
---------------------------------------------------------------------
Prepaid expenses                       $1,500,000        $1,086,000
Property held for resale                1,088,000           578,000
Retail systems and
   supplies for resale                    496,000           314,000
Receivable under capital
   subleases                              326,000           407,000
=====================================================================
Other current assets                   $3,410,000        $2,385,000
=====================================================================

Property and equipment, net
     Property and equipment are stated at cost. Depreciation is amortized on the straight-line method over the estimated useful lives of the assets. Equipment generally has a useful life of 4 to 7 years, computer hardware and software have a useful life of 3 to 5 years, buildings and land improvements have a useful life of 10 to 35 years, and leasehold improvements generally have a useful life of 10 to 20 years. Facility remodeling and upgrade costs on leased stores are capitalized as leasehold improvements and are amortized over the shorter of the remaining lease term or the useful life of the asset. Upon disposal, the appropriate asset cost and accumulated depreciation are retired. Gains and losses on disposition are included in earnings.
     Property and equipment, net, at January 1, 2000 and January 2, 1999 consisted of the following:
---------------------------------------------------------------------
                                          1999              1998
---------------------------------------------------------------------
Land and buildings                    $18,842,000       $18,731,000
Leasehold improvements                  5,772,000         5,578,000
Equipment and fixtures                 35,375,000        33,266,000
---------------------------------------------------------------------
                                       59,989,000        57,575,000
Less accumulated
   depreciation and
   amortization                       (39,704,000)      (35,888,000)
---------------------------------------------------------------------
Property and equipment, net           $20,285,000       $21,687,000
=====================================================================

Other noncurrent assets
     Other noncurrent assets, net of accumulated amortization of $2,716,000 and $2,140,000, at January 1, 2000 and January 2, 1999 consisted of the following:

---------------------------------------------------------------------
                                          1999              1998
---------------------------------------------------------------------
Capitalized software, net              $1,475,000        $1,393,000
Goodwill, net                             777,000           836,000
Other intangibles, net                    227,000           318,000
Other                                     185,000           977,000
=====================================================================
Total                                  $2,664,000        $3,524,000
=====================================================================

     The Company regularly reviews the carrying value of capitalized software cost. A loss may be recognized when the value of estimated undiscounted cash flow benefit related to the asset falls below the unamortized cost.

Accounts payable
     Accounts payable includes $6,277,000 and $8,225,000 at January 1, 2000 and January 2, 1999, respectively, of issued checks that have not cleared the Company's disbursing bank accounts.

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

Supplementary disclosure of cash flow information
     Interest and taxes paid included in the Company's cash flow from operations were as follows:
-----------------------------------------------------------
                      1999          1998          1997
-----------------------------------------------------------
Interest paid      $  760,000    $  822,000   $   878,000
Taxes paid          4,649,000     4,956,000     5,911,000
-----------------------------------------------------------

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

Reclassifications
     Certain 1998 and 1997 amounts previously reported have been reclassified to conform to the 1999 presentation.

(3)  Acquisition
     In 1997, the Company acquired substantially all of the assets of two retail supermarkets located in the greater Appleton, Wisconsin area from a competitor for $2,701,000 in cash. The acquisition was accounted for as a purchase. Accordingly, the assets of the acquired retail stores were incorporated with the Company's consolidated balance sheets as of January 3, 1998. The purchase price was allocated based upon the relative fair market values of assets acquired. The excess of the purchase price over assets acquired totaled $890,000 and is currently being amortized over 15 years. The Company financed the acquisition solely through working capital from operations. One of the stores opened as a corporate store in November 1997 and the second store was remodeled and opened, also as a corporate store, in August 1998.

(4)  Long-Term Debt
     The Company has a loan agreement providing unsecured revolving credit facilities totaling $16,000,000 through April 30, 2001. This arrangement provides for borrowings at rates not to exceed the bank's prime rate. There are no compensating balance requirements. There were no borrowings under this agreement during 1999 or 1998.
     Long-term debt at January 1, 2000 and January 2, 1999 consisted of the following:

 -----------------------------------------------------------------------
                                          1999              1998
 -----------------------------------------------------------------------
 Mortgage note, 9.675%, due in
    monthly installments of
    $33,026 including interest
    due through June 2012              $2,878,000        $2,990,000
 Land contract, 10.0%, due in
    annual installments of
    $33,333 through March
    2003                                  133,000           167,000
 -----------------------------------------------------------------------
                                        3,011,000         3,157,000
 Less current maturities                 (146,000)         (136,000)

 =======================================================================
 Long-term debt                        $2,865,000        $3,021,000
 =======================================================================
     At January 1, 2000, the fair value of the financial instruments were not materially different from the carrying value. The revolving credit and term note agreements contain various covenants including, among others, the maintenance of defined working capital, net worth requirements, certain debt-equity ratios, restrictions against pledging of or liens upon certain assets, mergers, significant changes in ownership and limitations on restricted payments.
     The total amount of long-term debt due in each of the fiscal years 2000 through 2004 will be $146,000, $168,000, $182,000, $197,000 and $180,000, respectively, and $2,138,000 from 2005 to 2012.
     Interest expense consisted of the following:

 ------------------------------------------------------------------------
                               1999          1998         1997
 ------------------------------------------------------------------------
 Interest on long-
   term debt                 $302,000      $315,000     $350,000
 Imputed interest-
   capital leases             445,000       473,000      497,000
 Other                         14,000        28,000            -
 ========================================================================
 Interest expense            $761,000      $816,000     $847,000
 ========================================================================

(5)  Income Taxes
     The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

-------------------------------------------------------------------------
                               1999          1998         1997
 ------------------------------------------------------------------------
 Federal income tax              34.0%         34.2%        34.1%
State income taxes, net of
   federal income tax
   benefit                        4.5           4.7          4.6
Other, net                        0.3          (0.1)        (0.2)
=========================================================================
Effective income tax rate        38.8%         38.8%        38.5%
=========================================================================

     Components of provision for income taxes consisted of the following:

-------------------------------------------------------------------------
                               1999          1998         1997
 ------------------------------------------------------------------------
  Currently payable
    Federal                $3,934,000    $4,779,000   $4,877,000
    State                     883,000     1,041,000      957,000
 Deferred                     481,000      (422,000)  (1,053,000)
 ========================================================================
 Provision for
 income taxes              $5,298,000    $5,398,000   $4,781,000
 ========================================================================

     The components of deferred income tax assets and liabilities at January 1, 2000 and January 2, 1999 were as follows:

 ------------------------------------------------------------------------
                                          1999         1998
 ------------------------------------------------------------------------
 Deferred income tax assets:
   Bad debt reserve                      $1,677,000   $1,677,000
   Accrued insurance                      1,182,000    1,170,000
   Capital lease accounting                 727,000      712,000
   Vacation pay                             652,000      629,000
   Retail repositioning reserve             176,000      267,000
   Other                                    747,000    1,130,000
 ------------------------------------------------------------------------
 Total deferred income tax assets         5,161,000    5,585,000
 ------------------------------------------------------------------------
 Deferred income tax
 liabilities:
    Property and equipment               (2,025,000)  (1,975,000)
    Pension                                 (72,000)     (65,000)
 ------------------------------------------------------------------------
 Total deferred income tax
    liabilities                          (2,097,000)  (2,040,000)
 ========================================================================
 Net deferred income tax assets          $3,064,000   $3,545,000
 ========================================================================

     The Company currently has no requirements for a valuation allowance for its deferred income tax assets. The net deferred income tax assets as of January 1, 2000 and January 2, 1999 were classified in the balance sheet as follows:

-------------------------------------------------------------------------
                                         1999           1998
-------------------------------------------------------------------------
Current deferred income tax
   asset                                 $3,900,000   $4,376,000
Noncurrent deferred income tax
   liability                               (836,000)    (831,000)
=========================================================================
Net deferred income tax assets           $3,064,000   $3,545,000
=========================================================================


(6)  Commitments and Contingent Liabilities
     The Company has projected capital expenditures for fiscal 2000 at $5,400,000. Commitments approximating $2,715,000 were made as of January 1, 2000.
     As of January 1, 2000, the Company was contingently liable under guarantees of bank note agreements of wholesale customers totaling $17,897,000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.

(7)  Retirement Plans
     The Company has a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of its non-union eligible employees. Annual provisions are based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. Provisions for the three fiscal years ended 1999, 1998 and 1997 were $930,000, $890,000 and $835,000, respectively. The plan allows participants to make pretax contributions. The Company then matches certain percentages of employee contributions. The Company's matching contributions for 1999, 1998 and 1997 were $90,000, $82,000 and $79,000, respectively.
     The Company has union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense was $1,696,000, $1,616,000 and $1,456,000 in fiscal years 1999,
1998 and 1997, respectively.

(8)  Leases
     The Company leases most of its retail stores under lease agreements with original lease periods of 15 to 20 years and typically with five-year renewal options. Exercise of such options is dependent on, among others, the level of business conducted at the location. Executory costs, such as maintenance and real estate taxes, are generally the Company's responsibility. In a majority of situations, the Company will enter into a lease for a store and sublease the store to a wholesale customer. Additionally, the Company leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for tractors and trailers. Contingent rental expense associated with the Company's capital leases and sublease income was not material to the Company's financial statements.
     Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by the Company under capital leases at January 1, 2000 and January 2, 1999 was as follows:

 ------------------------------------------------------------------
                                          1999         1998
 ------------------------------------------------------------------
 Investments in leased property
    under capital leases                 $6,514,000   $5,264,000
 Less accumulated amortization           (3,052,000)  (2,765,000)
 ==================================================================
 Property under capital leases, net      $3,462,000   $2,499,000
 ==================================================================

     Amortization of leased property under capital leases, included in operating and administrative expenses, amounted to $287,000 for each of the fiscal years 1999, 1998 and 1997, respectively.
     The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of January 1, 2000:

 ------------------------------------------------------------
                                   Capital        Capital
                                    lease        sublease
                                 obligations    receivables
 ------------------------------------------------------------
 2000                            $ 1,841,000    $   907,000
 2001                              1,841,000        907,000
 2002                              1,841,000        907,000
 2003                              1,852,000        918,000
 2004                              1,656,000        923,000
 2005-2009                         7,089,000      3,499,000
 ------------------------------------------------------------
 Total minimum lease payments     16,120,000      8,061,000
 Less interest                    (6,355,000)    (3,204,000)
 ------------------------------------------------------------
 Present value of minimum lease
    payments and amounts
    receivable                     9,765,000      4,857,000
 Less current portion               (696,000)      (326,000)
 ------------------------------------------------------------
 Long-term obligations and
    receivable                   $ 9,069,000    $ 4,531,000
 ============================================================

     The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable lease terms in excess of one year as of January 1, 2000:

------------------------------------------------------------
2000                                    $   10,430,000
2001                                         9,912,000
2002                                         9,778,000
2003                                         9,609,000
2004                                         9,275,000
2005-2020                                   82,386,000
------------------------------------------------------------

Total minimum lease payments               131,390,000
Less minimum amounts receivable
  under noncancelable subleases           (103,182,000)
------------------------------------------------------------
Net minimum lease payments              $   28,208,000
------------------------------------------------------------

     Rental expenses, net of rental income from subleases, for all operating leases amounted to $5,010,000, $4,589,000 and $3,912,000 in fiscal years 1999,
1998 and 1997, respectively. These amounts include $1,054,000, $957,000 and $1,029,000, respectively, for contingent rentals.

(9)  Stock Option Plans
     The Company has stock option plans which provide for the grant of either incentive or nonqualified stock options to key employees. The exercise price of each option is equal to the market price of the Company's stock on the date of grant. Prior to year 2000, options granted are exercisable for seven years from the date of grant. Beginning in January 2000, options granted are now exercisable for ten years from the date of grant. The options continue to vest ratably over the first three years. Such vesting may be accelerated by the Stock Option Committee of the Board of Directors or upon a change in control of the Company, as defined by the plans.
     Financial Accounting Standard (FAS) No. 123 allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in FAS No. 123 has been applied. In fiscal 1996, the Company adopted the disclosure requirements of FAS No. 123. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FAS No. 123, the Company's net earnings would have been reduced to the following pro forma amounts below:

--------------------------------------------------------------
                      1999          1998           1997
--------------------------------------------------------------
Net earnings
  As reported       $8,358,000    $8,518,000     $7,637,000
  Pro forma          8,012,000     8,181,000      7,417,000
--------------------------------------------------------------
Earnings per
 share-diluted
  As reported            $1.30         $1.23          $1.06
  Pro forma               1.24          1.18           1.04
==============================================================

     Since the compensation cost is reflected over the vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered, the full impact of calculating the compensation cost under FAS No. 123 is not reflected in the pro forma net earnings presented above for 1997. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997:

--------------------------------------------------------------
                            1999        1998        1997
--------------------------------------------------------------
Dividend yield               2.00%      2.00%       2.06%
Expected volatility         25.91%     26.81%      25.62%
Risk-free interest rate      4.75%      5.49%       6.36%
Expected term of grant    5.5 years  5.5 years   5.5 years
==============================================================

     The fair values of each option granted in 1999, 1998 and 1997 were $4.27, $4.28 and $2.82, respectively.
     As of January 1, 2000, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 1999, 1998 and 1997:

---------------------------------------------------------------
                                                 Weighted
                                  Number         average
                                 of shares       exercise
                                                  prices
---------------------------------------------------------------
Shares under option at
  December 28, 1996               668,700         $ 6.22
   Granted                        143,700           9.67
   Exercised                     (173,100)          4.72
---------------------------------------------------------------
Shares under option at
  January 3, 1998                 639,300           7.40
   Granted                        151,500          15.00
   Exercised                     (118,050)          6.83
---------------------------------------------------------------
Shares under option at
  January 2, 1999                 672,750           9.21
   Granted                        165,700          16.13
   Exercised                     (166,750)          5.54
  Forfeited                       (27,500)         14.81
---------------------------------------------------------------
Shares under option at
  January 1, 2000                 644,200          11.70
===============================================================
Shares reserved for grant at
  January 1, 2000                 583,200
===============================================================
Options granted in
  January 2000                    162,200         $12.00
===============================================================

     When options were exercised, the Company realized certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital.
     Exercise prices for options outstanding as of January 1, 2000 ranged from $5.08 to $16.13. The weighted average remaining contractual life of these options is approximately 4 years. Nonqualified stock options outstanding at January 1, 2000, January 2, 1999 and January 3, 1998 were exercisable for 363,900, 402,750 and 362,900 shares. These shares were exercisable at the weighted average prices of $9.29, $6.96 and $5.86 at January 1, 2000, January 2, 1999 and January 3, 1998, respectively.

(10)  Common Stock
     On July 25, 1997, the Board of Directors authorized a three-for-two common stock split, effected in the form of a 50% stock dividend distributed on September 5, 1997 to shareholders of record on August 20, 1997. All historical share amounts, per share amounts, stock option data and market prices of the Company's common stock prior to the dividend distribution date have been restated to retroactively reflect the stock split.
     Prior to January 6, 1999, common shares issued and issuable included one associated common stock purchase right which entitled shareholders to purchase one share of common stock from the Company at an exercise price equivalent to $14 per share. The rights became exercisable after a person acquired beneficial ownership of 20% or more of the Company's common stock. The rights did not have any voting rights and would have been redeemed at a price of $0.0067 per right. On January 6, 1999, these rights expired pursuant to their terms.

(11)  Earnings Per Share
     Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding and common stock equivalents during the year. Common stock equivalents used in computing diluted earnings per share related to stock options which, if exercised, would have a dilutive effect on earnings per share.
     The Company's calculations of earnings per share-basic and earnings per share-diluted were as follows:

-------------------------------------------------------------
                       1999         1998          1997
-------------------------------------------------------------
Net earnings
 available for
 common
 shareholders        $8,358,000   $8,518,000   $7,637,000
Weighted
 average shares
 outstanding          6,336,000    6,749,000    6,871,000
Earnings per
 share-basic              $1.32        $1.26        $1.11
-------------------------------------------------------------
Net earnings
 available for
 common
 shareholders        $8,358,000   $8,518,000   $7,637,000
Weighted
 average shares
 outstanding          6,336,000    6,749,000    6,871,000
Stock options'
 dilutive effect        102,000      174,000      277,000
Weighted
 average shares
 and equivalents
 outstanding          6,438,000    6,923,000    7,148,000
Earnings per
 share-diluted            $1.30        $1.23        $1.06
-------------------------------------------------------------

(12)  Segment Reporting
     The Company's operations are classified into two reportable business segments, wholesale and retail. The operational performance of both wholesale and retail segments are managed and evaluated by management.
     The wholesale segment represents the Company's business activities relating to food wholesale distribution. At January 1, 2000, the Company provided products to 69 franchised units, 19 corporate stores and a number of independent retail stores. The wholesale segment includes warehousing, transportation and other logistical functions, and derives its revenues primarily from the sale of groceries, produce, dairy, meat and cigarette products to the Company's franchised, corporate and independent retail customers. The retail segment relates to the Company's retail supermarket activities. Revenues are realized through the sale of groceries, dairy, produce, meat, bakery, deli and other merchandise by the Company's corporate retail stores to retail consumers.
     The accounting policies of the two segments are the same as those described in the Summary of Significant Accounting Policies. The Company's management utilizes several measurement tools in evaluating each segment's performance and each segment's resource requirements. However, the principal measurement tools are consistent with the Company's consolidated financial statements and accordingly are reported on a similar basis. Wholesale operating profits on sales through the Company's corporate stores are allocated to the retail segment. The "corporate" heading includes corporate-related items, principally cash and equivalents. As it relates to operating income, "corporate" heading includes corporate-related items allocated to the appropriate segments.

     Summarized  financial  information   concerning  the  Company's  reportable
segments is shown in the following table (in thousands).

----------------------------------------------------------------
Sales                        1999         1998         1997
----------------------------------------------------------------
Wholesale sales          $ 411,913    $ 404,047    $ 399,197
Intracompany sales        (123,376)    (123,912)    (107,988)
                         ---------------------------------------
Net wholesale sales        288,537      280,135      291,209
Retail sales               208,422      204,750      181,797
================================================================
Total                    $ 496,959    $ 484,885    $ 473,006
================================================================

----------------------------------------------------------------
Earnings before
 income taxes                1999         1998         1997
----------------------------------------------------------------
Wholesale                $   9,870    $   9,749    $   9,029
Retail                       3,372        3,741        3,079
                         ---------------------------------------
Total operating
  income
                            13,242       13,490       12,108
Interest income              1,175        1,242        1,157
Interest expense              (761)        (816)        (847)
================================================================
Earnings before
   income taxes          $  13,656    $  13,916    $  12,418
================================================================

----------------------------------------------------------------
Capital Expenditures         1999         1998         1997
----------------------------------------------------------------
Wholesale                $     199    $     149    $     365
Retail                       1,869        2,443        3,628
Corporate                    1,141        1,255          875
================================================================
Total                    $   3,209    $   3,847    $   4,868
================================================================

----------------------------------------------------------------
Depreciation and
   Amortization              1999         1998         1997
----------------------------------------------------------------
Wholesale                $     705    $     818    $     985
Retail                       2,339        2,338        1,881
Corporate                    1,915        1,919        1,651
================================================================
Total                    $   4,959    $   5,075    $   4,517
================================================================

----------------------------------------------------------------
Identifiable Assets          1999         1998         1997
----------------------------------------------------------------
Wholesale                $  33,941    $  32,040    $  32,244
Retail                      28,546       26,550       25,972
Corporate                   31,140       45,726       40,650
================================================================
Total                    $  93,627    $ 104,316    $  98,866
================================================================

Unaudited Quarterly Financial Information
     The Company generally includes sixteen weeks in its first quarter and twelve weeks in each subsequent quarter. Summarized quarterly and annual financial information for fiscal years 1999 and 1998 follows:

---------------------------------------------------------------------------------------------------------------------------
(dollars and shares in thousands, except per share data)    Fiscal Year Ended January 1, 2000
---------------------------------------------------------------------------------------------------------------------------
                                            First            Second           Third            Fourth            Year
---------------------------------------------------------------------------------------------------------------------------
Net sales                                  $146,951         $115,124         $113,406         $121,478         $496,959
Gross profit                                 23,796           18,748           18,353           19,453           80,350
Net earnings                                  1,831            2,038            1,673            2,816            8,358
Earnings per share - basic                     0.28             0.32             0.27             0.47             1.32
Earnings per share - diluted                   0.27             0.31             0.26             0.46             1.30
Weighted average shares and
  equivalents outstanding                     6,756            6,601            6,421            6,095            6,438
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
(dollars and shares in thousands, except per share data)    Fiscal Year Ended January 2, 1999
---------------------------------------------------------------------------------------------------------------------------
                                            First            Second           Third            Fourth            Year
---------------------------------------------------------------------------------------------------------------------------
Net sales                                  $142,142         $114,068         $112,550         $116,125         $484,885
Gross profit                                 23,063           18,450           18,091           18,466           78,070
Net earnings                                  1,711            2,025            1,994            2,788            8,518
Earnings per share - basic                     0.25             0.30             0.29             0.42             1.26
Earnings per share - diluted                   0.24             0.29             0.29             0.41             1.23
Weighted average shares and
  equivalents outstanding                     7,140            7,014            6,937            6,773            6,923
---------------------------------------------------------------------------------------------------------------------------

Common Stock Information

     The Company's common stock is traded over-the-counter on the Nasdaq Stock Market under the symbol SAVO. There are approximately 980 beneficial holders of the Company's common stock. An analysis of the high and low last sale stock prices by quarter and for the last three years are as follows:

---------------------------------------------------------------------------------------------------------------------------
                 First                   Second                  Third                 Fourth                  Year
---------------------------------------------------------------------------------------------------------------------------
            High        Low         High       Low         High        Low        High        Low        High        Low
1999       $17.38      $15.88      $17.13     $16.00      $16.50      $15.75     $15.75      $11.25     $17.38      $11.25
1998        17.75       15.00       17.50      15.50       16.00       15.13      16.50       15.50      17.75       15.00
1997        11.50        9.33       12.50      10.67       17.00       12.25      16.50       15.13      17.00        9.33
---------------------------------------------------------------------------------------------------------------------------

     Cash dividends paid per share were:

------------------------------------------------------------------------------
            First       Second         Third         Fourth           Year
------------------------------------------------------------------------------
1999        $0.08        $0.08        $0.09          $0.09            $0.34
1998         0.07         0.07         0.08           0.08             0.30
1997         0.06         0.07         0.07           0.07             0.27
------------------------------------------------------------------------------

     Under the Company's loan agreements, approximately $2,000,000 of retained earnings were available for the payment of cash dividends, stock repurchases and other restricted payments at January 1, 2000.

o The 1997 stock price and dividend information have been adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend on September 5, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this report are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives, strategies or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties including, but not limited, to the following: (1) presence of intense competitive market activity in the Company's market areas; (2) ability to identify and develop new market locations for expansion purposes; (3) continuing ability to obtain reasonable vendor marketing funds for promotional purposes; (4) ongoing advancing information technology requirements; (5) ongoing nominal food price inflation; (6) the Company's ability to continue to recruit, train and retain quality franchise and corporate retail store operators; and (7) the potential recognition of repositioning charges resulting from potential closures, conversions and consolidations of retail stores due principally to the competitive nature of the industry and to the quality of the Company's retail store operators. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Results of Operations

The following table sets forth certain items from the Company's Consolidated Statements of Earnings as a percent of net sales and the year-to-year percentage changes in the amounts of such line items.

--------------------------------------------------------------------------------
                                  Percent of net sales     Percentage change
--------------------------------------------------------------------------------
                                                            1999         1998
                               1999     1998     1997      vs. 1998     vs. 1997
--------------------------------------------------------------------------------
Net sales                      100.0%   100.0%   100.0%       2.5%         2.5%
Cost of products sold           83.8%    83.9%    84.4%       2.4%         1.9%
Operating and administrative
 expenses                       13.5%    13.3%    13.1%       3.9%         4.5%
Earnings before income taxes     2.7%     2.9%     2.6%      (1.9%)       12.1%
Net earnings                     1.7%     1.8%     1.6%      (1.9%)       11.5%
--------------------------------------------------------------------------------

1999 vs. 1998

Net Sales
     Net sales for 1999 were $497.0 million, compared to $484.9 million for 1998. The increase of $12.1 million, or 2.5%, was due to increased wholesale and retail sales. Wholesale sales in 1999 increased 3.0% to $288.5 million, compared to $280.1 million in 1998. The wholesale sales improvement was attributable to the following:
[] The completion of franchise store facility projects in Fort Atkinson, Crivitz, Beaver Dam, Randolph and Kiel, Wisconsin during the first half of 1999;
[] The opening of one new market franchise store in Cottage Grove, Wisconsin in May 1999; q The completion of franchise store facility projects in Waupaca and Lomira, Wisconsin during the second quarter of 1998;
[] The successful conversion to the Piggly Wiggly program of two new market franchise stores in Niagara and Winneconne, Wisconsin from other wholesalers during the third quarter of 1999; and
[] A series of successful marketing events, including the 50th anniversary of Piggly Wiggly in Wisconsin held in October and November of 1999.
Net wholesale sales were, however, negatively impacted by the Company's two consolidations which were completed in November 1998 and January 1999 resulting in two franchise store closures.
     Retail sales increased 1.8% to $208.4 million in 1999, compared to $204.8 million in 1998. This improvement in retail sales volume was primarily attributable to the Company's opening of its replacement corporate store in Appleton, Wisconsin in August 1998 and the continued success of various marketing and promotional events. To a lesser extend, retail sales also increased due to the conversion of one franchise store in Oshkosh, Wisconsin into a corporate store in November 1999. Competitive pressures in certain market areas, however, had an adverse impact on the Company's retail sales in 1999.
     There are currently seven additional facility projects in various phases of planning or construction, with completions scheduled throughout 2000. These projects involve two additions or expansions to existing franchise facilities in Jackson and Kaukauna, Wisconsin, one expansion of a corporate supermarket in Racine, Wisconsin, one new franchise market store in Kewaskum, Wisconsin and three replacement franchise stores in Pardeeville, New Holstein and Slinger, Wisconsin, respectively. The three expansion stores, upon completion, will increase their aggregate square footage of selling space by approximately 25%. Additionally, the Company will begin the planning stages for the replacement of its corporate Zion, Illinois store in 2000. The Company expects this project to be completed in 2001. As part of the Company's continuing efforts to recruit new customers, the Company converted an independent operator in Markesan, Wisconsin from another wholesaler to a Piggly Wiggly supermarket in early February 2000. Based on the Company's internal wholesale price index, except for tobacco products, inflation did not have a significant effect on sales between years.

Cost of Products Sold
     Cost of products sold, as a percent of sales, decreased nominally to 83.8% in 1999 from 83.9% in 1998. Lower margin net wholesale sales, as a percentage of sales, increased nominally to 58.1% compared to 57.8% in 1998. Conversely, higher margin retail sales, as a percentage of sales, decreased to 41.9% in 1999 compared to 42.2% in 1998. Based solely on current franchise projects outstanding and the three recent conversions from independent operators in Niagara, Winneconne and Markesan, Wisconsin to Piggly Wiggly, the Company anticipates its wholesale sales percentage to increase in 2000.

Operating and Administrative Expenses
     Operating and administrative expenses, as a percent of sales, increased to 13.5% in 1999, compared to 13.3% in 1998. This increase of 0.2%, or $2.5 million, was principally attributable to a number of factors. From the retail business segment, the Company incurred additional expenses of approximately $850,000 relating to both the Appleton store that was opened in August 1998 and to the Oshkosh store that was converted from a franchise store to a corporate store in November 1999. From the wholesale business segment, the Company incurred additional realization charges of nearly $800,000 in 1999 compared to 1998. Additionally, the Company incurred and expensed more than $500,000 for its comprehensive analysis and evaluation of the Company's ongoing core business (non-Y2K related) requirements.
     Due to the continuing competitive nature of the industry, certain franchise operators and corporate retail stores continue to experience operational difficulties in their respective marketplaces. As a result, the Company continues to incur significant receivable realization charges from a number of under-performing franchise operators. Total 1999 and 1998 realization charges relating to wholesale bad debts and retail subsidies were $2.3 million and $1.5 million, respectively. Although certain franchise retail operations have improved, the Company continues to evaluate various business initiatives relating to the operations of its under-performing and non-competitive stores. These initiatives include, but are not limited to, the sale and subsequent conversion of these stores, the closure of these supermarkets or the implementation of other operational changes. As with prior years, implementation of any of these options can result in the Company incurring certain repositioning or restructuring charges involving the termination costs of replaced, sold or closed stores. These actions can negatively impact earnings results in the short-term, but the Company believes that such actions will help the Company's long-term profitability. During 1999, the Company did not incur any repositioning charges, compared to $200,000 for 1998.

Net Earnings
     The Company's fiscal 1999 operating income decreased 1.8% to $13.2 million, compared to $13.5 million in 1998. After allocating wholesale operating profits on sales through the Company's corporate stores to retail, the wholesale segment yielded $9.9 million in operating income while the retail segment contributed $3.3 million. Fiscal 1999 earnings before income taxes decreased 1.9% to $13.7 million, compared to $13.9 million in 1998. As a percent of sales, earnings before income taxes decreased to 2.7% in 1999 from 2.9% in 1998.
     Net earnings for 1999 decreased 1.9% to $8.4 million, compared to $8.5 million in 1998. Due principally to the intense competitiveness in certain market areas, the Company's net earnings-to-sales ratio decreased nominally to 1.7% in 1999, compared to 1.8% in 1998. In spite of the nominal decline, the Company's net earnings-to-sales ratio continues to rank as one of the best in the wholesale grocery industry. Diluted earnings per share for 1999 increased 5.7% to $1.30 from $1.23 in 1998. Although net earnings decreased nominally in 1999 compared to 1998, diluted earnings per share increased due to the Company's repurchases of 821,600 shares which reduced the weighted average shares and equivalents outstanding.

                                  1998 vs. 1997

Net Sales
     Net sales for the 52-week period ended January 2, 1999 increased 2.5% to $484.9 million, compared to $473.0 million for the 53-week period ended January 3, 1998. Sales for 1998, adjusted for the extra week in fiscal 1997, increased 4.5% compared to the prior year.
     Wholesale sales in 1998 increased 1.2% to $404.0 million, compared to $399.2 million in 1997. On a comparative 52-week period, 1998 wholesale sales increased 3.2% over 1997. The improvement in wholesale sales volume was principally attributable to the opening of one new market store in Poynette, Wisconsin in January 1998; and the completion of franchise facility projects in Howards Grove, Waupaca and Lomira, Wisconsin in 1998. Wholesale sales were, however, negatively impacted by the closure of the Plover facility in September 1997 and the conversion of one Oshkosh store from franchise to corporate in October 1997. Based on the Company's internal wholesale price index, except for tobacco products, inflation did not have a significant effect on sales between years.
     Retail sales improved 12.6% to $204.8 million in 1998, compared to $181.8 million in 1997. On a comparative 52-week period, 1998 retail sales increased 14.8% compared to fiscal 1997. The improvement in retail sales volume was principally attributable to the opening of three new Appleton corporate stores in 1997 and 1998. This improvement was, however, partially offset by the two closed stores. The Company's retail sales volume was also positively impacted by the Oshkosh store that was converted from franchise to corporate in October 1997. Finally, during fiscal 1998, the Company more fully realized the benefits of the Piggly Wiggly Preferred Club(R) electronic card marketing program.

Cost of Products Sold
     Cost of products sold, as a percent of sales, decreased 0.5% to 83.9% in 1998 from 84.4% in 1997. This decrease was a direct result of increased higher margin corporate retail sales due principally to the net one additional corporate store in Appleton and the additional corporate store in Oshkosh since October 1997. Lower margin net wholesale sales as a percentage of sales decreased to 57.7% compared to 61.6% in 1997. Conversely, higher margin retail sales as a percentage of sales increased to 42.3% compared to 38.4% in 1997.

Operating and Administrative Expenses
     Fiscal 1998 operating and administrative expenses, as a percentage of sales, increased to 13.3%, compared to 13.1% in 1997. This increase of 0.2%, or $2.8 million, was principally attributable to higher operating expenses relating to the additional stores in Appleton and Oshkosh. This increase in retail operating expenses was partially offset by lower administrative expenses in the wholesale segment. During 1998, particularly in the last two quarters, the Company experienced lower provisions for workers compensation and general liability due to reduced frequency and severity of claims.
     Due to the highly competitive nature of the industry, certain franchise operators and corporate retail stores continued to experience operational difficulties in their respective marketplaces. As a result, the Company continued to incur receivable realization charges from a number of under-performing franchise operators. During fiscal 1998, the Company incurred realization charges relating to wholesale bad debts and retail subsidies totaling $1.5 million, compared to $2.0 million in 1997. Fiscal 1998 and 1997 repositioning charges totaled $200,000 and $1.1 million, respectively. The fiscal 1998 repositioning costs were principally attributable to the occupancy costs of closing and terminating two franchise operations in Wisconsin. Fiscal 1997 repositioning charges were more significant due principally to the $700,000 costs relating to the Company's closing of the Plover franchised store and the $300,000 charge for closing the Company's two non-competitive stores in Appleton.

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

Liquidity and Capital Resources
     The Company's favorable 1999 operating results continued to enhance its strong financial position. During fiscal 1999, the primary source of liquidity was cash generated from operations. Total cash generated from operations for fiscal 1999 was $5.5 million, compared to $21.4 million in 1998. Cash flow from operations decreased significantly between years due principally to the significant decrease in outstanding payables to vendors. This was due in large part to timing of cash payments. Although inventory levels increased between years, the Company paid for the additional inventory on or before January 1, 2000.
     Net cash outflows for investing activities totaled $2.5 million in 1999 compared to $3.1 million in 1998. This decrease in outflows was primarily attributable to reduced capital expenditures in 1999, compared to 1998. Of the total capital expenditures of $3.2 million, the Company invested more than $1.8 million for retail upgrades. The wholesale and corporate capital expenditures were principally technology-related upgrades. For 2000, the Company's capital budget is estimated at $5.4 million, of which $2.7 million has been committed as of January 1, 2000. Of this $5.4 million total, the Company has allocated $3.5 million for retail replacement units and upgrades, $500,000 for technology hardware and software, and $400,000 for distribution upgrades. This capital budget of $5.4 million is exclusive of any capital expenditure the Company may incur in 2000 as a result of its comprehensive evaluation of the core business systems. Similar to prior years, the Company expects to finance these projects from internally generated capital.
     Net cash outflows for financing activities were $14.9 million in 1999 compared to $7.1 million in 1998. The Company repurchased 821,600 shares of its own stock in 1999 aggregating $12.9 million. This was significantly higher than total repurchases of $5.0 million in 1998. The Company's Board of Directors amended the stock repurchase program twice during 1999, permitting the Company to repurchase up to an additional $15.0 million of its common stock from time to time in the open market, pursuant to privately negotiated transactions, or otherwise. As of January 1, 2000, only $2.1 million remained available for stock repurchases. Since the first stock repurchase program commenced in January 1992, the Company has repurchased over 3,000,000 shares, or approximately one-third, of its issued common stock.
     In summary, cash and equivalents for fiscal 1999 decreased $11.9 million, resulting in a year-end balance of $22.4 million. Of this year-end cash balance, approximately $10.7 million was invested in short-term investments with maturities of less than three months, such as taxable money market funds and commercial paper with strong credit ratings. The Company does not use any form of derivative securities for hedging or for other reasons.
     The Company is generally the prime lessee of new retail store facilities, which it then subleases to independent franchise operators. All new facilities in 1999 were financed through operating lease agreements. The Company also leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for transportation equipment. Contingent rentals for 1999 and 1998 were both approximately $1.0 million. At January 1, 2000, the Company had recorded $10.4 million of minimum lease payments required to be paid under operating leases in 2000. Additionally, at January 1, 2000, the Company had $9.1 million of long-term capital lease obligations, $4.5 million of which represented long-term receivables from wholesale customers under capital leases.
     The Company typically provides short-term financing support to its wholesale customers for the purchase of facilities and equipment for new or remodeled stores. After being provided, this financing support is subsequently refinanced, typically through banks, with the Company being reimbursed. As part of the financing program, the Company had contingent liabilities under bank note guarantees totaling $17.9 million at January 1, 2000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory and, to a lesser extent, with building facilities.
     At January 1, 2000, the Company's ratio of total liabilities to shareholders' investment was 0.95, which was comparable to the ratio of 0.97 at January 2, 1999. At January 1, 2000, the Company had available the entire amount of its unsecured revolving bank credit facilities totaling $16.0 million.

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

Year 2000
      The Company completed its comprehensive review, testing, validation and implementation of all information technology (IT) and non-IT systems before the end of 1999. This project included an evaluation of internally developed software, third party software, technology hardware, third party interfaces and assessments of third party Y2K compliance. During 1999, the Company incurred approximately $320,000 relating to its Y2K remediation efforts. Majority of the cost incurred pertained to necessary technological hardware and software which were appropriately capitalized.
      Based on all system tests performed after January 1, 2000, the Company did not experience any material Y2K problem. The Company believes that all of its IT and non-IT systems are currently operating properly, and the Company does not anticipate any material or significant problem to arise in the future.

Company Business
     The Company is engaged in distributing food and related products at wholesale and retail. At January 1, 2000, the Company franchised 69 and operated 19 corporate retail supermarkets under the Piggly Wiggly name in its eastern and northeastern Illinois market areas.
     The Company is the prime supplier to its franchised and corporate supermarkets. The Company also serves as a wholesaler to other smaller independent retail stores in its market areas. The Company supplies grocery, frozen food, dairy and produce to its customers through its 364,000 square foot distribution center in Sheboygan, Wisconsin. Also, the Company provides its customers with fresh, frozen and processed meats, eggs and deli items through a third party distribution facility in Milwaukee, Wisconsin on a contract basis.
     The Company employs approximately 1,790 persons, nearly 1,330 of whom are employed in the corporate retail segment operations. A majority of the Company's retail employees are employed on a part-time basis. Of the Company's remaining employees, approximately 200 are engaged in warehousing, distribution and trucking activities, and nearly 260 are corporate and administrative personnel.