Form 10-K405, Exhibit 13
period 2000-12-30
SCHULTZ SAV O STORES INC
filed 2001-03-29
CIK 87588

EXHIBIT 13

                         Five-Year Financial Highlights

========================================= ============================================================================
(dollars in thousands, except per share                               Fiscal Year (a) (b)
data)
----------------------------------------- --------------- -------------- --------------- -------------- --------------
                                               2000           1999            1998           1997           1996
----------------------------------------- --------------- -------------- --------------- -------------- --------------
Consolidated statements of earnings
data:
  Net sales                                $  502,056      $  496,959     $  484,885      $  473,006     $  453,921
  Gross profit                                 82,753          80,350         78,070          73,907         72,429
  Earnings before income taxes                 12,762          13,656         13,916          12,418         10,512
  Provision for income taxes                    4,849           5,298          5,398           4,781          4,047
  Net earnings                                  7,913           8,358          8,518           7,637          6,465
  Earnings per share - basic                     1.33            1.32           1.26            1.11           0.93
  Earnings per share - diluted                   1.33            1.30           1.23            1.06           0.90
  Cash dividends per share                       0.36            0.34           0.30            0.27           0.24
  Weighted average shares and
   equivalents outstanding (c)                  5,951           6,438          6,923           7,148          7,187
  Net earnings-to-sales ratio                   1.58%           1.68%          1.76%           1.61%          1.42%
Consolidated balance sheet data
(at fiscal year-end):
  Working capital                          $   30,721      $   29,797     $   32,884      $   29,217     $   28,579
  Total assets                                104,899          93,627        104,316          98,866         98,204
  Current obligations under capital
   leases and current maturities of
   long-term debt                                 954             842            792             866          1,047
  Long-term debt                                2,685           2,865          3,021           3,165          3,375
  Long-term obligations under capital
   leases                                       8,284           9,069          9,764          11,177         12,368
  Total shareholders' investment               49,513          47,969         53,085          50,384         47,035
Other data:
  Capital additions                        $    5,278      $    3,209     $    3,847      $    4,868     $    3,420
  Depreciation and amortization                 5,215           4,959          5,075           4,517          4,451


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

         (c) The weighted average shares and equivalents outstanding for 1997 and 1996 have been retroactively restated to account for the three-for-two stock split on September 5, 1997.


              MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING


         The management of Schultz Sav-O Stores, Inc. is responsible for the preparation, objectivity and integrity of the Company's consolidated financial statements contained in the Company's 2000 Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and informed judgments.

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



Elwood F. Winn                            Armand C. Go
President and                             Vice President, Chief Financial
Chief Executive Officer                   Officer, Treasurer and Secretary

Report of Independent Public Accountants



To the Board of Directors and Shareholders of Schultz Sav-O Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Schultz Sav-O Stores, Inc. (a Wisconsin Corporation) and its subsidiary as of December 30, 2000 and January 1, 2000 and the related consolidated statements of earnings, cash flows and shareholders' investment for each of the three fiscal years in the period ended December 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schultz Sav-O Stores, Inc. and its subsidiary as of December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
February 8, 2001

                                           CONSOLIDATED BALANCE SHEETS
                                   As of December 30, 2000 and January 1, 2000
----------------------------------------------------------------------------- --------------------- --------------------
Assets                                                                                2000                 1999
----------------------------------------------------------------------------- --------------------- --------------------
Current assets:
     Cash and equivalents                                                      $     31,309,000       $     22,433,000
     Receivables                                                                     11,691,000              6,629,000
     Inventories                                                                     24,259,000             26,313,000
     Other current assets                                                             2,916,000              3,410,000
     Deferred income taxes                                                            4,102,000              3,900,000
----------------------------------------------------------------------------- --------------------- --------------------
     Total current assets                                                            74,277,000             62,685,000
----------------------------------------------------------------------------- --------------------- --------------------
Noncurrent receivable under capital subleases                                         4,163,000              4,531,000
Property under capital leases, net                                                    3,051,000              3,462,000
Other noncurrent assets                                                               1,995,000              2,664,000
Property and equipment, net                                                          21,413,000             20,285,000
----------------------------------------------------------------------------- --------------------- --------------------
Total assets                                                                   $    104,899,000       $     93,627,000
============================================================================= ===================== ====================


Liabilities and Shareholders' Investment
----------------------------------------------------------------------------- --------------------- --------------------
Current liabilities:
     Accounts payable                                                          $     27,700,000       $     19,545,000
     Accrued salaries and benefits                                                    5,673,000              5,284,000
     Accrued insurance                                                                3,032,000              3,002,000
     Retail repositioning reserve                                                       495,000                450,000
     Other accrued liabilities                                                        5,702,000              3,765,000
     Current obligations under capital leases                                           785,000                696,000
     Current maturities of long-term debt                                               169,000                146,000
----------------------------------------------------------------------------- --------------------- --------------------
     Total current liabilities                                                       43,556,000             32,888,000
----------------------------------------------------------------------------- --------------------- --------------------

Long-term obligations under capital leases                                            8,284,000              9,069,000
Long-term debt                                                                        2,685,000              2,865,000
Deferred income taxes                                                                   861,000                836,000
Shareholders' investment:
     Common stock, $0.05 par value, authorized 20,000,000 shares,
       issued 8,750,342 in 2000 and 1999                                                438,000                438,000
     Additional paid-in capital                                                      15,174,000             14,961,000
     Retained earnings                                                               69,767,000             63,995,000
     Treasury stock at cost, 3,165,213 shares in 2000 and 2,808,997
       shares in 1999                                                               (35,866,000)           (31,425,000)
----------------------------------------------------------------------------- --------------------- --------------------
     Total shareholders' investment                                                  49,513,000             47,969,000
----------------------------------------------------------------------------- --------------------- --------------------
Total liabilities and shareholders' investment                                 $    104,899,000       $     93,627,000
============================================================================= ===================== ====================

See notes to consolidated financial statements.

                                             CONSOLIDATED STATEMENTS OF EARNINGS
                                             For fiscal years 2000, 1999 and 1998
----------------------------------------------------------- ------------------- ------------------- --------------------
                                                                   2000                1999                1998
----------------------------------------------------------- ------------------- ------------------- --------------------
Net sales                                                    $    502,056,000     $  496,959,000     $   484,885,000
Cost of products sold                                             419,303,000        416,609,000         406,815,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Gross profit                                                       82,753,000         80,350,000          78,070,000
Operating and administrative expenses                              70,488,000         67,108,000          64,580,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Operating income                                                   12,265,000         13,242,000          13,490,000
Interest income                                                     1,349,000          1,175,000           1,242,000
Interest expense                                                    (852,000)           (761,000)          (816,000)
----------------------------------------------------------- ------------------- ------------------- --------------------
Earnings before income taxes                                       12,762,000         13,656,000          13,916,000
Provision for income taxes                                          4,849,000          5,298,000           5,398,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Net earnings                                                 $      7,913,000     $    8,358,000     $     8,518,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Earnings per share - basic                                              $1.33              $1.32               $1.26
=========================================================== =================== =================== ====================
Earnings per share - diluted                                            $1.33              $1.30               $1.23
=========================================================== =================== =================== ====================


See notes to consolidated financial statements.

                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             For fiscal years 2000, 1999 and 1998
----------------------------------------------------------- ------------------- ------------------- --------------------
                                                                   2000                1999                1998
----------------------------------------------------------- ------------------- ------------------- --------------------

Cash flows from operating activities:
Net earnings                                                   $     7,913,000    $     8,358,000     $      8,518,000
Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization                                   5,215,000          4,959,000            5,075,000
     Deferred income taxes                                            (177,000)           481,000             (422,000)
     Changes in current assets and liabilities:
         Receivables                                                (5,062,000)        (1,176,000)           4,265,000
         Inventories                                                 2,054,000         (2,362,000)          (2,210,000)
         Other current assets                                          544,000           (630,000)           1,222,000
         Accounts payable                                            8,155,000         (4,473,000)           2,713,000
         Accrued liabilities                                         2,612,000            310,000            2,264,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Net cash flows from operating activities                            21,254,000          5,467,000           21,425,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Cash flows from investing activities:
     Capital expenditures                                           (5,278,000)        (3,209,000)          (3,847,000)
     Receipt of principal amounts under capital subleases              326,000            407,000              443,000
     Other investing activities                                          8,000            311,000              300,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Net cash flows from investing activities                            (4,944,000)        (2,491,000)          (3,104,000)
----------------------------------------------------------- ------------------- ------------------- --------------------
Cash flows from financing activities:
     Payment for acquisition of treasury stock                      (6,067,000)       (12,864,000)          (5,031,000)
     Payment of cash dividends                                      (2,141,000)        (2,155,000)          (2,025,000)
     Exercise of stock options                                       1,602,000            924,000              806,000
     Principal payments on capital lease obligations                  (696,000)          (655,000)            (665,000)
     Principal payments on long-term debt                             (156,000)          (146,000)            (210,000)
     Other financing activities                                         24,000             19,000               14,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Net cash flows from financing activities                            (7,434,000)       (14,877,000)          (7,111,000)
----------------------------------------------------------- ------------------- ------------------- --------------------
Cash and equivalents:
     Net change                                                      8,876,000        (11,901,000)          11,210,000
     Balance, beginning of year                                     22,433,000         34,334,000           23,124,000
----------------------------------------------------------- ------------------- ------------------- --------------------
Balance, end of year                                           $    31,309,000    $    22,433,000     $     34,334,000
=========================================================== =================== =================== ====================


See notes to consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                                             For fiscal years 2000, 1999 and 1998
----------------------------------------------------------------------------------------------------------------------
                                         2000                         1999                          1998
----------------------------------------------------------------------------------------------------------------------
                                 Shares        Amount         Shares         Amount        Shares         Amount
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.05 par
  Beginning of year             8,750,342       $438,000     8,750,342        $438,000     8,750,342       $438,000
----------------------------------------------------------------------------------------------------------------------
  End of year                   8,750,342        438,000     8,750,342         438,000     8,750,342        438,000
======================================================================================================================
Additional Paid-in Capital
  Beginning of year                           14,961,000                    14,359,000                   13,940,000
  Tax benefits from exercise
   of stock options                              213,000                       602,000                      419,000
----------------------------------------------------------------------------------------------------------------------
  End of year                                 15,174,000                    14,961,000                   14,359,000
======================================================================================================================
Retained Earnings
  Beginning of year                           63,995,000                    57,792,000                   51,299,000
  Net earnings                                 7,913,000                     8,358,000                    8,518,000
  Cash dividends
    Common stock ($0.36 per
     share in 2000, $0.34
     per share in 1999 and
     $0.30 per share in 1998)                 (2,141,000)                   (2,155,000)                  (2,025,000)
----------------------------------------------------------------------------------------------------------------------
  End of year                                 69,767,000                    63,995,000                   57,792,000
======================================================================================================================
Treasury Stock
  Beginning of year            (2,808,997)   (31,425,000)   (2,155,463)    (19,504,000)   (1,938,463)   (15,293,000)
  Acquisition of treasury
   stock                         (558,540)    (6,067,000)     (821,600)    (12,864,000)     (335,950)    (5,031,000)
  Exercise of stock options       200,100      1,602,000       166,750         924,000       118,050        806,000
  Other                             2,224         24,000         1,316          19,000           900         14,000
----------------------------------------------------------------------------------------------------------------------
  End of year                  (3,165,213)   (35,866,000)   (2,808,997)    (31,425,000)   (2,155,463)   (19,504,000)
======================================================================================================================
Shareholders' investment,
end of year                                  $49,513,000                   $47,969,000                  $53,085,000
======================================================================================================================



See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For fiscal years 2000, 1999 and 1998


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

(2)  Summary of Significant Accounting Policies

Fiscal year

         The Company's fiscal year ends on the Saturday closest to December 31. The 2000, 1999 and 1998 fiscal years were 52-week periods ended December 30, 2000, January 1, 2000, and January 2, 1999, respectively.

Revenue recognition

         Wholesale revenue is recognized at the time products are shipped, as shipments are F.O.B. shipping point. Retail revenue is recognized at the point of sale.

Principles of consolidation

         The consolidated financial statements include the accounts of Schultz Sav-O Stores, Inc. and its wholly-owned subsidiary, PW Trucking, Inc. Intercompany accounts and transactions have been eliminated.

Cash and equivalents

         Cash and equivalents consist of demand deposits at commercial banks and highly liquid investments with a maturity of three months or less when purchased. Cash equivalents are stated at cost which approximate market value.

Receivables

         Receivables are shown net of allowance for doubtful accounts of $3,850,000 and $4,300,000 at December 30, 2000 and January 1, 2000,
respectively.

Inventories

         Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. For meat and produce, cost is determined on the first-in, first-out (FIFO) method. At December 30, 2000 and January 1, 2000, 79% and 81%, respectively, of all inventories were accounted for under the LIFO method.

         The excess of current cost over the stated LIFO cost of inventory was $10,284,000 and $9,872,000 at December 30, 2000 and January 1, 2000,
respectively.

Other current assets

         Other current assets at December 30, 2000 and January 1, 2000 consisted of the following:

       ---------------------------------------- -------------- ----------------
                                                     2000            1999
       ---------------------------------------- -------------- ----------------
       Prepaid expenses                           $1,417,000      $1,500,000
       Property held for resale                      647,000       1,088,000
       Retail systems and supplies for resale        484,000         496,000
       Receivable under capital subleases            368,000         326,000
       ---------------------------------------- -------------- ----------------
       Other current assets                       $2,916,000      $3,410,000
       ======================================== ============== ================

Property and equipment, net

         Property and equipment are stated at cost. Depreciation is amortized on the straight-line method over the estimated useful lives of the assets. Equipment generally has a useful life of 4 to 7 years; computer hardware and software have a useful life of 3 to 5 years; buildings and land improvements have a useful life of 10 to 35 years; and leasehold improvements generally have a useful life of 10 to 20 years. Facility remodeling and upgrade costs on leased stores are capitalized as leasehold improvements and are amortized over the shorter of the remaining lease term or the useful life of the asset. Upon disposal, the appropriate asset cost and accumulated depreciation are retired. Gains and losses on disposition are included in earnings.

         Property and equipment, net, at December 30, 2000 and January 1, 2000 consisted of the following:

----------------------------------------------- --------------- ---------------
                                                    2000            1999
----------------------------------------------- --------------- ---------------
Land and buildings                                $18,939,000     $18,842,000
Leasehold improvements                              5,609,000       5,772,000
Equipment and fixtures                             39,032,000      35,375,000
----------------------------------------------- --------------- ---------------
                                                   63,580,000      59,989,000
Less accumulated depreciation and amortization    (42,167,000)    (39,704,000)
----------------------------------------------- --------------- ---------------
Property and equipment, net                       $21,413,000     $20,285,000
=============================================== =============== ===============

Other noncurrent assets

         Other noncurrent assets, net of accumulated amortization of $3,385,000 and $2,716,000, at December 30, 2000 and January 1, 2000 consisted of the following:

        -------------------------------- ---------------- ------------------
                                             2000              1999
        -------------------------------- ---------------- ------------------
        Capitalized software, net             $963,000        $1,475,000
        Goodwill, net                          717,000           777,000
        Other intangibles, net                 136,000           227,000
        Other                                  179,000           185,000
        -------------------------------- ---------------- ------------------
        Total                               $1,995,000        $2,664,000
        ================================ ================ ==================

         The Company regularly reviews the carrying value of capitalized software cost. A loss may be recognized when the value of estimated undiscounted cash flow benefit related to the asset falls below the unamortized cost.

Accounts payable

         Accounts payable includes $11,537,000 and $6,277,000 at December 30, 2000 and January 1, 2000, respectively, of issued checks that have not cleared the Company's disbursing bank accounts.

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

Supplementary disclosure of cash flow information

         Interest and taxes paid included in the Company's cash flow from operations were as follows:

       -------------------- ---------------- ---------------- -----------------
                                  2000           1999               1998
       -------------------- ---------------- ---------------- -----------------
       Interest paid             $851,000       $760,000           $822,000
       Taxes paid               4,873,000      4,649,000          4,956,000
       -------------------- ---------------- ---------------- -----------------

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

Reclassifications

         Certain 1999 and 1998 amounts previously reported have been reclassified to conform to the 2000 presentation.

New accounting pronouncements

         In September 2000, the Financial Accounting Standards Board issued its final consensus on Emerging Issues Task Force ("EITF") Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs". The Company has historically presented shipping revenues as a component of net sales and the related costs of getting goods to the warehouse as part of cost of goods sold and the costs of shipping goods to customers as part of operating and administrative expenses. Shipping and handling costs included in operating and administrative expenses were $5,567,000, $5,355,000 and $5,201,000, in 2000,
1999, and 1998, respectively.

         In May 2000, the EITF also issued No. 00-14, "Accounting for Certain Sales Incentives". Issue 00-14 addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. This pronouncement will be adopted during fiscal 2001. Management is in the process of quantifying the potential impact of this change.

(3)  Long-Term Debt

         The Company has a loan agreement providing unsecured revolving credit facilities totaling $16,000,000 through April 30, 2003. This arrangement provides for borrowings at rates not to exceed the bank's prime rate. There are no compensating balance requirements. There were no borrowings under this agreement during 2000 or 1999.

         Long-term debt at December 30, 2000 and January 1, 2000 consisted of the following:

 -------------------------------------------------------------------------------
                                                       2000           1999
 -------------------------------------------------------------------------------
 Mortgage note, 9.675%, due in monthly               $2,754,000     $2,878,000
    installments of $33,026 including interest
    due through June 2012
 Land contract, 10.0%, due in annual
    installments of $33,333 through March 2003          100,000        133,000
 -------------------------------------------------------------------------------
                                                      2,854,000      3,011,000
 Less current maturities                               (169,000)      (146,000)
 -------------------------------------------------------------------------------
 Long-term debt                                      $2,685,000     $2,865,000
 ===============================================================================

         At December 30, 2000, the fair value of the long-term debt was not materially different from the carrying value. The revolving credit and term note agreements contain various covenants including, among others, the maintenance of defined working capital, net worth requirements, certain debt-equity ratios, restrictions against pledging of or liens upon certain assets, mergers, significant changes in ownership and limitations on restricted payments.

         The total amount of long-term debt due in each of the fiscal years 2001 through 2005 will be $169,000, $182,000, $196,000, $180,000 and $198,000, respectively, and $1,929,000 from 2006 to 2012.

     Interest expense consisted of the following:

     ---------------------------------------------------------------------------
                                          2000          1999         1998
     ---------------------------------------------------------------------------
     Interest on long-term debt          $287,000       $302,000    $315,000
     Imputed interest-capital leases      565,000        445,000     473,000
     Other                                      -         14,000      28,000
     ---------------------------------------------------------------------------
     Interest expense                    $852,000       $761,000    $816,000
     ===========================================================================

(4)  Income Taxes

         The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

            --------------------------------------------------------------------
                                                    2000      1999       1998
            --------------------------------------------------------------------
            Federal income tax                     34.0%      34.0%     34.2%
            State income taxes, net of federal
               income tax benefit                   4.8        4.5       4.7
            Other, net                             (0.8)       0.3      (0.1)
            --------------------------------------------------------------------
            Effective income tax rate              38.0%      38.8%     38.8%
            ====================================================================

         Components of provision for income taxes consisted of the following:

       -------------------------------------------------------------------------
                                          2000         1999          1998
       -------------------------------------------------------------------------
       Currently payable
          Federal                       $4,076,000    $3,934,000   $4,779,000
          State                            950,000       883,000    1,041,000
       Deferred                           (177,000)      481,000     (422,000)
       -------------------------------------------------------------------------
       Provision for income taxes       $4,849,000    $5,298,000   $5,398,000
       =========================================================================

         The components of deferred income tax assets and liabilities at December 30, 2000 and January 1, 2000 were as follows:

        -----------------------------------------------------------------------
                                                    2000            1999
        -----------------------------------------------------------------------
        Deferred income tax assets:
             Bad debt reserve                     $1,502,000      $1,677,000
             Accrued insurance                     1,195,000       1,182,000
             Capital lease accounting                743,000         727,000
             Vacation pay                            718,000         652,000
             Retail repositioning reserve            193,000         176,000
             Other                                   585,000         747,000
        -----------------------------------------------------------------------
        Total deferred income tax assets           4,936,000       5,161,000
        -----------------------------------------------------------------------
        Deferred income tax liabilities:
             Property and equipment               (1,618,000)     (2,025,000)
             Pension                                 (77,000)        (72,000)
        -----------------------------------------------------------------------
        Total deferred income tax liabilities     (1,695,000)     (2,097,000)
        -----------------------------------------------------------------------
        Net deferred income tax assets            $3,241,000      $3,064,000
        =======================================================================

         The Company currently has no requirements for a valuation allowance for its deferred income tax assets. The net deferred income tax assets as of December 30, 2000 and January 1, 2000 were classified in the balance sheet as follows:

   ------------------------------------------ ---------------- ----------------
                                                  2000              1999

   ------------------------------------------ ---------------- ----------------
   Current deferred income tax asset             $4,102,000       $3,900,000
   Noncurrent deferred income tax liability        (861,000)        (836,000)
   ------------------------------------------ ---------------- ----------------
   Net deferred income tax assets                $3,241,000       $3,064,000
   ========================================== ================ ================

(5)  Commitments and Contingent Liabilities

         As of December 30, 2000, the Company was contingently liable under guarantees of bank note agreements of wholesale customers totaling $17,985,000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.

         Capital expenditure commintments made by the Company as of December 30, 2000 were approximately $4,150,000.

 (6)  Retirement Plans

         The Company has a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of its non-union eligible employees. Annual provisions are based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. Provisions for the three fiscal years ended 2000, 1999 and 1998 were $975,000, $930,000 and $890,000, respectively. The plan allows participants to make pretax contributions. The Company then matches certain percentages of employee contributions. The Company's matching contributions for 2000, 1999 and 1998 were $95,000, $90,000 and $82,000, respectively.

         The Company has union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense was $1,814,000, $1,696,000 and $1,616,000 in fiscal years 2000, 1999 and 1998, respectively.

 (7)  Leases

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

         Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by the Company under capital leases at December 30, 2000 and January 1, 2000 was as follows:

        -----------------------------------------------------------------------
                                                  2000              1999
        -----------------------------------------------------------------------
        Investments in leased property under
          capital leases                        $6,514,000        $6,514,000
        Less accumulated amortization           (3,463,000)       (3,052,000)
        -----------------------------------------------------------------------
        Property under capital leases, net      $3,051,000        $3,462,000
        =======================================================================

         Amortization of leased property under capital leases, included in operating and administrative expenses, amounted to $411,000, $287,000 and $287,000 in fiscal years 2000, 1999, 1998, respectively.

         The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of December 30, 2000:

--------------------------------------------------------------------------------
                                             Capital lease     Capital sublease
                                              obligations        receivables
--------------------------------------------------------------------------------
2001                                            $1,841,000          $907,000
2002                                             1,841,000           907,000
2003                                             1,852,000           918,000
2004                                             1,656,000           923,000
2005                                             1,698,000           932,000
2006-2009                                        5,391,000         2,567,000
--------------------------------------------------------------------------------
Total minimum lease payments                    14,279,000         7,154,000
Less interest                                   (5,210,000)       (2,623,000)
--------------------------------------------------------------------------------
Present value of minimum lease payments
   and amounts receivable                        9,069,000         4,531,000
Less current portion                              (785,000)         (368,000)
--------------------------------------------------------------------------------
Long-term obligations and receivable            $8,284,000        $4,163,000
================================================================================

         The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable lease terms in excess of one year as of December 30, 2000:

      ------------------------------------------------------ ------------------
      2001                                                      $11,641,000
      2002                                                       11,523,000
      2003                                                       11,309,000
      2004                                                       10,860,000
      2005                                                       10,437,000
      2006-2020                                                  87,468,000
      ------------------------------------------------------ ------------------
      Total minimum lease payments                              143,238,000
      Less minimum amounts receivable under noncancelable
        subleases                                              (106,787,000)
      ------------------------------------------------------ ------------------
      Net minimum lease payments                                $36,451,000
      ------------------------------------------------------ ------------------

         Rental expenses, net of rental income from subleases, for all operating leases amounted to $5,260,000, $5,010,000 and $4,589,000 in fiscal years 2000,
1999 and 1998, respectively. These amounts include $1,035,000, $1,054,000 and $957,000, respectively, for contingent rentals.

(8)  Stock Option Plans

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

         In fiscal 1996, the Company adopted the disclosure requirements of FAS No. 123. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FAS No. 123, the Company's net earnings would have been reduced to the following pro forma amounts below:

   ----------------------------- --------------- --------------- ---------------
                                      2000             1999            1998
   ----------------------------- --------------- --------------- ---------------
   Net earnings
     As reported                    $7,913,000      $8,358,000      $8,518,000
     Pro forma                       7,577,000       8,012,000       8,181,000
   ----------------------------- --------------- --------------- ---------------
   Earnings per share-diluted
     As reported                         $1.33           $1.30           $1.23
     Pro forma                            1.27            1.24            1.18
   ============================= =============== =============== ===============

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998:

   ----------------------------- ---------------- --------------- --------------
                                      2000             1999            1998
   ----------------------------- ---------------- --------------- --------------
   Dividend yield                     2.00%            2.00%           2.00%
   Expected volatility               25.01%           25.91%          26.81%
   Risk-free interest rate            6.57%            4.75%           5.49%
   Expected term of grant           5.5 years       5.5 years       5.5 years
   ============================= ================ =============== ==============

         The fair values of each option granted in 2000, 1999 and 1998 were $3.48, $4.27 and $4.28, respectively.

         As of December 30, 2000, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 2000, 1999 and 1998:

     ----------------------------------- ------------------ --------------------
                                                             Weighted average
                                          Number of shares    exercise prices
     ----------------------------------- ------------------ --------------------
     Shares under option at
       January 3, 1998                         639,300             $7.40
          Granted                              151,500             15.00
          Exercised                           (118,050)             6.83
     ----------------------------------- ------------------ --------------------
     Shares under option at
       January 2, 1999                         672,750              9.21
          Granted                              165,700             16.13
          Exercised                           (166,750)             5.54
          Forfeited                            (27,500)            14.81
     ----------------------------------- ------------------ --------------------
     Shares under option at
       January 1, 2000                         644,200             11.70
          Granted                              187,200             11.84
          Exercised                           (200,100)             8.01
          Forfeited                            (28,600)            14.38
     ----------------------------------- ------------------ --------------------
     Shares under option at
       December 30, 2000                       602,700             12.85
     =================================== ================== ====================
     Shares reserved for grant at
       December 30, 2000                       424,600
     =================================== ================== ====================
     Options granted in
       February 2001                           252,000            $11.63
     =================================== ================== ====================

         When options were exercised, the Company realized certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital.

         Exercise prices for options outstanding as of December 30, 2000 ranged from $6.50 to $16.13. The weighted average remaining contractual life of these options is approximately 4 years. Nonqualified stock options outstanding at December 30, 2000, January 1, 2000 and January 2, 1999 were exercisable for 289,500, 363,900 and 402,750 shares. These shares were exercisable at the weighted average prices of $12.09, $9.29 and $6.96 at December 30, 2000, January 2, 1999 and January 3, 1998, respectively.

(9)  Common Stock

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

(10)  Earnings Per Share

         Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding and common stock equivalents during the year. Common stock equivalents used in computing diluted earnings per share related to stock options which, if exercised, would have a dilutive effect on earnings per share. The Company had antidilutive shares for 2000, 1999 and 1998 of $441,000, $153,700 and none, respectively.

         The Company's calculations of earnings per share-basic and earnings per share-diluted were as follows:

------------------------------------- ------------- ------------- -------------
                                          2000           1999         1998
------------------------------------- ------------- ------------- -------------
Net earnings available for common
  shareholders                          $7,913,000    $8,358,000    $8,518,000
Weighted average shares outstanding      5,935,000     6,336,000     6,749,000
Earnings per share-basic                     $1.33         $1.32         $1.26
------------------------------------- ------------- ------------- -------------
Net earnings available for common
  shareholders                          $7,913,000    $8,358,000    $8,518,000
Weighted average shares outstanding      5,935,000     6,336,000     6,749,000
Stock options' dilutive effect              16,000       102,000       174,000
Weighted average shares and
  equivalents outstanding                5,951,000     6,438,000     6,923,000
Earnings per share-diluted                   $1.33         $1.30         $1.23
------------------------------------- ------------- ------------- -------------

(11)  Segment Reporting

         The Company's operations are classified into two reportable business segments, wholesale and retail. The operational performance of both wholesale and retail segments are managed and evaluated by management.

         The wholesale segment represents the Company's business activities relating to food wholesale distribution. At December 30, 2000, the Company provided products to 71 franchised units, 19 corporate stores and a number of independent retail stores. The wholesale segment includes warehousing, transportation and other logistical functions, and derives its revenues primarily from the sale of groceries, produce, dairy, meat and cigarette products to the Company's franchised, corporate and independent retail customers. The retail segment relates to the Company's retail supermarket activities. Revenues are realized through the sale of groceries, dairy, produce, meat, bakery, deli and other merchandise by the Company's corporate retail stores to retail consumers.

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

         Summarized financial information concerning the Company's reportable segments is shown in the following table (in thousands).

--------------------------------- --------------- --------------- --------------
Sales                                  2000            1999          1998
--------------------------------- --------------- --------------- --------------
Wholesale sales                   $     409,437   $     411,913   $   404,047
Intracompany sales                     (114,910)       (123,376)     (123,912)
                                  --------------- --------------- --------------
Net wholesale sales                     294,527         288,537       280,135
Retail sales                            207,529         208,422       204,750
--------------------------------- --------------- --------------- --------------
Total                             $     502,056   $     496,959   $   484,885
================================= =============== =============== ==============

--------------------------------- --------------- --------------- --------------
Earnings before income taxes           2000            1999          1998
--------------------------------- --------------- --------------- --------------
Wholesale                         $       9,351   $       9,870   $     9,749
Retail                                    2,914           3,372         3,741
                                  --------------- --------------- --------------
Total operating income                   12,265          13,242        13,490
Interest income                           1,349           1,175         1,242
Interest expense                           (852)           (761)         (816)
--------------------------------- --------------- --------------- --------------
Earnings before income taxes      $      12,762   $      13,656   $    13,916
================================= =============== =============== ==============

--------------------------------- --------------- --------------- --------------
Capital Expenditures                   2000            1999          1998
--------------------------------- --------------- --------------- --------------
Wholesale                         $         378   $         199   $       149
Retail                                    2,214           1,869         2,443
Corporate                                 2,686           1,141         1,255
--------------------------------- --------------- --------------- --------------
Total                             $       5,278   $       3,209   $     3,847
================================= =============== =============== ==============

--------------------------------- --------------- --------------- --------------
Depreciation and Amortization          2000            1999          1998
--------------------------------- --------------- --------------- --------------
Wholesale                         $         829   $         820   $       933
Retail                                    3,001           2,450         2,457
Corporate                                 1,385           1,689         1,685
--------------------------------- --------------- --------------- --------------
Total                             $       5,215   $       4,959   $     5,075
================================= =============== =============== ==============

--------------------------------- --------------- --------------- --------------
Identifiable Assets                    2000            1999          1998
--------------------------------- --------------- --------------- --------------
Wholesale                         $      31,764   $      33,941   $    32,040
Retail                                   28,260          28,546        26,550
Corporate                                44,875          31,140        45,726
--------------------------------- --------------- --------------- --------------
Total                             $     104,899   $      93,627   $   104,316
================================= =============== =============== ==============

Unaudited Quarterly Financial Information

         The Company generally includes sixteen weeks in its first quarter and twelve weeks in each subsequent quarter. Summarized quarterly and annual financial information for fiscal years 2000 and 1999 follows:

--------------------------------------------- ---------------------------------------------------------------------
(dollars and shares in thousands,
except per Share data)                                     Fiscal Year Ended December 30, 2000
--------------------------------------------- ---------------------------------------------------------------------
                                           First         Second          Third          Fourth           Year
-------------------------------------- -------------- -------------- --------------- -------------- ---------------
Net sales                                  $147,688       $116,459       $116,341        $121,568       $502,056
Gross profit                                 24,459         19,471         18,843          19,980         82,753
Net earnings                                  1,869          1,903          1,555           2,586          7,913
Earnings per share - basic                     0.31           0.32           0.26            0.44           1.33
Earnings per share - diluted                   0.31           0.32           0.26            0.44           1.33
Weighted average shares and
  equivalents outstanding                     5,999          5,989          5,951           5,916          5,951
-------------------------------------- -------------- -------------- --------------- -------------- ---------------

--------------------------------------------- ---------------------------------------------------------------------
(dollars and shares in thousands,
except per share data)                                     Fiscal Year Ended January 1, 2000
--------------------------------------------- ---------------------------------------------------------------------
                                           First         Second          Third          Fourth           Year
-------------------------------------- -------------- -------------- --------------- -------------- ---------------
Net sales                                  $146,951       $115,124       $113,406        $121,478       $496,959
Gross profit                                 23,796         18,748         18,353          19,453         80,350
Net earnings                                  1,831          2,038          1,673           2,816          8,358
Earnings per share - basic                     0.28           0.32           0.27            0.47           1.32
Earnings per share - diluted                   0.27           0.31           0.26            0.46           1.30
Weighted average shares and
  equivalents outstanding                     6,756          6,601          6,421           6,095          6,438
-------------------------------------- -------------- -------------- --------------- -------------- ---------------

Common Stock Information

         The Company's common stock is traded over-the-counter on the Nasdaq Stock Market under the symbol SAVO. There are approximately 1,200 shareholders of the Company's common stock. An analysis of the high and low last sale stock prices by quarter and for the last three years are as follows:

-------- ------------------ ------------------- ------------------- ------------------- ------------------
               First              Second              Third               Fourth              Year
-------- ------------------ ------------------- ------------------- ------------------- ------------------
          High      Low       High      Low       High      Low       High      Low      High      Low
2000      $13.00   $ 9.88    $12.00    $10.25    $12.06    $10.50    $12.00    $10.63    $13.00   $ 9.88
1999       17.38    15.88     17.13     16.00     16.50     15.75     15.75     11.25     17.38    11.25
1998       17.75    15.00     17.50     15.50     16.00     15.13     16.50     15.50     17.75    15.00
-------- -------- --------- --------- --------- --------- --------- --------- --------- -------- ---------

         Cash dividends paid per share were:

-------- ------------------ ------------------ ------------------ ------------------ ------------------
               First             Second              Third             Fourth              Year
-------- ------------------ ------------------ ------------------ ------------------ ------------------
2000           $0.09              $0.09              $0.09              $0.09              $0.36
1999            0.08               0.08               0.09               0.09               0.34
1998            0.07               0.07               0.08               0.08               0.30
-------- ------------------ ------------------ ------------------ ------------------ ------------------

         Under the Company's loan agreements, approximately $6,100,000 of retained earnings were available for the payment of cash dividends, stock repurchases and other restricted payments at December 30, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

         Certain matters discussed in this report are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects", "projects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives, strategies or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties including, but not limited to, the following:
(i) presence of intense competitive market activity in the Company's market areas; (ii) ability to identify and develop new market locations and opportunities for expansion purposes; (iii) continuing ability to obtain reasonable vendor marketing funds for promotional purposes; (iv) ongoing advancing information technology requirements, which may require the Company to spend substantial capital expenditures and can dilute the Company's earnings for a significant period; and (v) the Company's ability to continue to recruit, train and retain quality franchise and corporate retail store operators. Due principally to the competitive nature of the industry and to the quality of its retail store operators, the Company continues to evaluate various courses of action relating to its underperforming retail operations. These courses of action include closures, conversions and consolidations of retail stores. Implementation of these actions can result in certain repositioning charges to the Company. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Results of Operations

         The following table sets forth certain items from the Company's Consolidated Statements of Earnings as a percent of net sales and the year-to-year percentage changes in the amounts of such line items.

--------------------------------------- ------------------------------------------ ------------------------------
                                                  Percent of net sales                   Percentage change
--------------------------------------- ------------------------------------------ ------------------------------
                                            2000          1999           1998          2000            1999
                                                                                     vs. 1999        vs. 1998
--------------------------------------- ------------- -------------- ------------- -------------- ---------------
Net sales                                  100.0%        100.0%         100.0%          1.0%           2.5%
Gross margin                                16.5%         16.2%          16.1%          3.0%           2.9%
Operating and administrative expenses       14.0%         13.5%          13.3%          5.0%           3.9%
Earnings before income taxes                 2.5%          2.7%           2.9%         (6.5%)         (1.9%)
Net earnings                                 1.6%          1.7%           1.8%         (5.3%)         (1.9%)
--------------------------------------- ------------- -------------- ------------- -------------- ---------------



2000 vs. 1999

Net Sales

         Net sales for 2000 were $502.1 million, compared to $497.0 million for 1999. This was the first time in the Company's history that the half-billion dollar annual sales volume milestone was reached. The increase of $5.1 million, or 1.0%, was due to increased net wholesale sales. Net wholesale sales in 2000 increased 2.1% to $294.5 million, compared to $288.5 million in 1999. The net wholesale sales improvement was attributable to the following:

         o The successful conversion to the Piggly Wiggly program of two new market franchise stores in Niagara and Winneconne, Wisconsin from other wholesalers during the third quarter of 1999;

         o The successful conversion to the Piggly Wiggly program of one new market franchise unit in Markesan, Wisconsin from another wholesaler in January 2000; and

         o The completion of one new market franchise supermarket in Kewaskum, Wisconsin in June 2000.

The conversion of one franchise supermarket into a corporate store in November 1999 and additional competitive activities in certain franchise market areas offset some of the net wholesales sales volume increase. Retail sales decreased nominally to $207.5 million in 2000, compared to $208.4 million in 1999. This decrease was principally attributable to several of the Company's retail stores experiencing intense competitive pressures.

         As part of the Company's continuing efforts to expand its "virtual chain" program, a new 55,000 square-foot franchise replacement supermarket was completed in January 2001 in Slinger, Wisconsin. There are currently four additional facility projects in various phases of planning or construction with completions scheduled throughout 2001. These projects include one replacement franchise unit in Campbellsport, Wisconsin; one expanded franchise store in Mequon, Wisconsin; and two replacement corporate stores in Sheboygan, Wisconsin and Zion, Illinois, respectively. Additionally, the Company announced on January 31, 2001, an agreement to convert a retail supermarket owned and operated by Kohler Company into a Piggly Wiggly franchise unit before the end of the second quarter of 2001. These five facility projects and one new market franchise store will increase aggregate selling space by nearly 75,000 square feet and should contribute to potentially increased wholesale sales in 2001. Based on the Company's internal wholesale price index, inflation did not have a significant effect on sales between years.

Gross Margin

         Gross margin increased to 16.5% in 2000 from 16.2% in 1999. This improvement, primarily due to retail operations, was attributable to merchandising and product promotional mix changes that were initiated in the beginning of 2000. During 1999 gross margin was adversely impacted by certain merchandising promotional events such as the 50th anniversary of Piggly Wiggly promotion.

Operating and Administrative Expenses

         Operating and administrative expenses, as a percent of sales, increased to 14.0% in 2000, compared to 13.5% in 1999. This increase of 0.5%, or $3.4 million, was principally attributable to the following factors:

         o Due primarily to three retail union health and accident rate increases between September 1, 1999 and February 1, 2000, the Company incurred additional health and accident insurance expenses of approximately $1.1 million, or an increase of 33%, compared to 1999 levels. The Company believes that further rate increases are possible during 2001.

         o Due to the extremely tight labor market in Wisconsin, especially in Sheboygan, additional overtime hours were necessary to operate the Company's distribution facility. This resulted in the Company incurring incremental distribution payroll costs approximating $500,000.

         o As the Company continued its efforts to evaluate various strategic alternatives, one-time professional fees in excess of $400,000 were incurred. The Company continues to evaluate various acquisition and strategic alternatives.

         Due to the continuing competitive nature of the industry, certain franchise operators and corporate retail stores continue to experience operational challenges in their respective marketplaces. As a result, the Company continues to incur significant receivable realization charges from a number of underperforming franchise operators. Total 2000 and 1999 realization charges relating to wholesale bad debts and retail subsidies were $1.7 million and $2.3 million, respectively. Although certain franchise retail operations have improved, the Company continues to evaluate various business initiatives relating to the operations of its underperforming and noncompetitive stores. These initiatives include, but are not limited to, the sale and subsequent conversion of these stores, the closure of these supermarkets or the implementation of other operational changes. As with prior years, implementation of any of these options would likely result in the Company incurring certain repositioning or restructuring charges involving the termination costs of replaced, sold or closed stores. These actions would likely negatively impact earnings results in the short-term, however, the Company would likely only take such action if it believes that such actions will help the Company's long-term profitability. While the Company did not incur any significant repositioning expenses during fiscal 2000 and 1999, the Company believes there is a greater likelihood that additional repositioning expenses may be incurred in 2001 as the Company further evaluates its options with regard to certain stores.

Net Earnings

         The Company's fiscal 2000 operating income decreased 7.4% to $12.3 million, compared to $13.2 million in 1999. After allocating wholesale operating profits on sales through the Company's corporate stores to retail, the wholesale segment yielded $9.4 million in operating income while the retail segment contributed $2.9 million, compared to $9.9 million wholesale and $3.3 million retail for fiscal 1999. Fiscal 2000 earnings before income taxes decreased 6.5% to $12.8 million, compared to $13.7 million in 1999. As a percent of sales, earnings before income taxes decreased to 2.5% in 2000 from 2.7% in 1999.

         Net earnings for 2000 decreased 5.3% to $7.9 million, compared to $8.4 million in 1999. Due principally to the intense competitiveness in certain market areas, the Company's net earnings-to-sales ratio decreased nominally to 1.58% in 2000, compared to 1.68% in 1999. As a result of significant Company stock repurchases in 2000 and 1999, diluted earnings per share for 2000 increased 2.3% to $1.33 from $1.30 in 1999. The Company's weighted average common shares and equivalents were 5,951,000 and 6,438,000 for 2000 and 1999, respectively.

1999 vs. 1998

Net Sales

         Net sales for 1999 were $497.0 million, compared to $484.9 million for 1998. The increase of $12.1 million, or 2.5%, was due to increased wholesale and retail sales volume. Net wholesale sales in 1999 increased 3.0% to $288.5 million, compared to $280.1 million in 1998. The wholesale sales improvement was attributable to the following:

         o The completion of two Wisconsin franchise store facility projects during the second quarter of 1998;

         o The completion of five Wisconsin franchise store facility projects during the first half of 1999;

         o        The opening of one new market franchise store in May 1999;

         o The successful conversion to the Piggly Wiggly program of two new market franchise stores from other wholesalers during the third quarter of 1999; and

         o A series of successful marketing events, including the 50th anniversary of Piggly Wiggly in Wisconsin held in October and November of 1999.

Net wholesale sales were, however, negatively impacted by the Company's two consolidations which were completed in November 1998 and January 1999 resulting in two franchise store closures.

         Retail sales increased 1.8% to $208.4 million in 1999, compared to $204.8 million in 1998. This improvement in retail sales volume was primarily attributable to the Company's opening of its replacement corporate store in Appleton, Wisconsin in August 1998 and the continued success of various marketing and promotional events. To a lesser extent, retail sales also increased due to the conversion of one franchise store into a corporate store in November 1999. Competitive pressures in certain market areas, however, had an adverse impact on the Company's retail sales in 1999.

         During 1999 the Company had seven facility projects, all but one of which were completed in 2000. These projects included expansions in Kaukauna and Jackson, Wisconsin; one corporate replacement store in Racine, Wisconsin; two replacement supermarkets in Pardeeville and New Holstein, Wisconsin; and one new market store in Kewaskum, Wisconsin.

Gross Margin

         Gross margin increased nominally to 16.2% in 1999 from 16.1% in 1998. This nominal increase was offset by lower margin sales from the successful 50th anniversary promotion.

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

         Due to the continuing competitive nature of the industry, certain franchise operators and corporate retail stores experienced operational difficulties in their respective marketplaces. As a result, the Company continued to incur significant realization charges from a number of underperforming franchise operators. Total 1999 and 1998 realization charges relating to wholesale bad debts and retail subsidies were $2.3 million and $1.5 million, respectively. Although certain franchise retail operations improved, the Company continued to evaluate various business initiatives relating to the operations of its underperforming and noncompetitive stores. These initiatives included, but were not limited to, the sale and subsequent conversion of these stores, the closure of these supermarkets or the implementation of other operational changes. During 1999, the Company did not incur any repositioning charges, compared to $200,000 for 1998.


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

         Net earnings for 1999 decreased 1.9% to $8.4 million, compared to $8.5 million in 1998. Due principally to the intense competitiveness in certain market areas, the Company's net earnings-to-sales ratio decreased to 1.68% in 1999, compared to 1.76% in 1998. Diluted earnings per share for 1999 increased 5.7% to

$1.30 from $1.23 in 1998. Although net earnings decreased nominally in 1999 compared to 1998, diluted earnings per share increased due to the Company's repurchases of 821,600 shares which reduced the weighted average shares and equivalents outstanding.

Liquidity and Capital Resources

         During fiscal 2000 the primary source of liquidity was cash generated from operations. Total cash generated from operations for fiscal 2000 was $21.3 million, compared to $5.5 million in 1999. Cash flow from operations increased significantly between years due principally to timing of cash receipts, cash payments and changes in short-term financing to the Company's wholesale customers.

         Net cash outflows for investing activities totaled $4.9 million in 2000 compared to $2.5 million in 1999. This increase in outflows was primarily attributable to increased capital expenditures in 2000, compared to 1999. Of the total capital expenditures of $5.3 million in 2000, the Company invested more than $2.2 million for retail upgrades. Approximately 55% of the retail expenditures related to equipment purchases for the replacement supermarket in Racine, Wisconsin. The remainder of the retail expenditures was used for other corporate retail store equipment and technological upgrades. The wholesale and corporate capital expenditures of $3.1 million in 2000, compared to $1.3 million in 1999, were principally technology-related upgrades. For 2001 the Company's capital budget is estimated at $7.1 million, of which $4.15 million was committed as of December 30, 2000. Of this $7.1 million total, the Company has allocated $4.5 million for retail replacement units and upgrades, $1.1 for technology hardware and software and $1.1 for distribution upgrades. This capital budget of $7.1 million is exclusive of any capital expenditures the Company may incur in 2001 as a result of its comprehensive evaluation of the core business systems. The Company expects to finance these projects from internally generated capital. If the Company decides to channel its working capital to certain strategic growth needs, the Company can also avail itself of its current unused and unsecured bank revolving line of credit totaling $16 million.

         Net cash outflows for financing activities were $7.4 million in 2000 compared to $14.9 million in 1999. The Company repurchased 558,540 shares of its own stock in 2000 aggregating $6.1 million, compared to 821,600 shares for $12.9 million during 1999. The Company's Board of Directors amended the stock repurchase program twice during 2000, increasing the stock repurchase program from $15 million to eventually $25 million of repurchase authority as of the end of the year. As of December 30, 2000, only $7.4 million remained available for stock repurchases. Since the first stock repurchase program commenced in January 1992, the Company has repurchased nearly 3,500,000 shares, or approximately 40%, of its outstanding common stock.

         In summary, cash and equivalents for fiscal 2000 increased $8.9 million, resulting in a year-end balance of $31.3 million. Of this year-end cash balance, approximately $21.9 million was invested in short-term investments with maturities of less than three months, such as taxable money market funds and commercial paper with strong credit ratings. The Company does not use any form of derivative securities for hedging or for other reasons.

         The Company is generally the prime lessee of new retail store facilities, which it then subleases to independent franchise operators. All new facilities in 2000 were financed through operating lease agreements. The Company also leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for transportation equipment. Contingent rentals for 2000 and 1999 were both approximately $1.0 million. At December 30, 2000, the Company had recorded $11.6 million of minimum lease payments required to be paid under operating leases in 2001. Additionally, at December 30, 2000, the Company had $8.3 million of long-term capital lease obligations, $4.2 million of which represented long-term receivables from wholesale customers under capital leases.

         The Company typically provides short-term financing support to its wholesale customers for the purchase of facilities and equipment for new or remodeled stores. After being provided, this financing support is subsequently refinanced, typically through banks, with the Company being reimbursed. As part of the financing program, the Company had contingent liabilities under bank note guarantees totaling nearly $18.0 million at December 30, 2000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory and, to a lesser extent, with building facilities.

         At December 30, 2000, the Company's ratio of total liabilities to shareholders' investment was 1.12, compared to a ratio of 0.95 at January 1, 2000.

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

Company Business

         The Company is engaged in distributing food and related products at wholesale and retail. At December 30, 2000, the Company franchised 71 and operated 19 corporate retail supermarkets under the Piggly Wiggly name in its eastern and northeastern Illinois market areas.

         The Company is the prime supplier to its franchised and corporate supermarkets. The Company also serves as a wholesaler to other smaller independent retail stores in its market areas. The Company supplies grocery, frozen food, dairy and produce to its customers through its 364,000 square-foot distribution center in Sheboygan, Wisconsin. Also, the Company provides its customers with fresh, frozen and processed meats, eggs and deli items through a third-party distribution facility in Milwaukee, Wisconsin on a contract basis.

         The Company employs approximately 1,750 persons, nearly 1,300 of whom are employed in the corporate retail segment operations. A majority of the Company's retail employees are employed on a part-time basis. Of the Company's remaining employees, approximately 200 are engaged in warehousing, distribution and trucking activities, and nearly 250 are corporate and administrative personnel.