Form 10-K405/A, Exhibit 13
period 2000-12-30
SCHULTZ SAV O STORES INC
filed 2001-06-01
CIK 87588

                                                                                                       EXHIBIT 13

                                           Five-Year Financial Highlights
======================================================================================================================
(dollars in thousands, except per
share data)                                                                 Fiscal Year (a) (b)
----------------------------------------------------------------------------------------------------------------------
                                               2000           1999            1998           1997           1996
----------------------------------------------------------------------------------------------------------------------
Consolidated statements of earnings
data:
  Net sales                                $  502,056      $  496,959     $  484,885      $  473,006     $  453,921
  Gross profit                                 82,753          80,350         78,070          73,907         72,429
  Earnings before income taxes                 12,762          13,656         13,916          12,418         10,512
  Provision for income taxes                    4,849           5,298          5,398           4,781          4,047
  Net earnings                                  7,913           8,358          8,518           7,637          6,465
  Earnings per share - basic                     1.33            1.32           1.26            1.11           0.93
  Earnings per share - diluted                   1.33            1.30           1.23            1.06           0.90
  Cash dividends per share                       0.36            0.34           0.30            0.27           0.24
  Weighted average shares and
   equivalents outstanding (c)                  5,951           6,438          6,923           7,148          7,187
Consolidated balance sheet data
 (at fiscal year-end):
  Working capital                          $   30,721      $   29,797     $   32,884      $   29,217     $   28,579
  Total assets                                104,899          93,627        104,316          98,866         98,204
  Current obligations under capital
   leases and current maturities of
   long-term debt                                 954             842            792             866          1,047
  Long-term debt                                2,685           2,865          3,021           3,165          3,375
  Long-term obligations under capital
   leases                                       8,284           9,069          9,764          11,177         12,368
  Total shareholders' investment               49,513          47,969         53,085          50,384         47,035
Other data:
  Net earnings-to-sales ratio (d)               1.58%           1.68%          1.76%           1.61%          1.42%
  Capital additions                        $    5,278      $    3,209     $    3,847      $    4,868     $    3,420
  Depreciation and amortization                 5,215           4,959          5,075           4,517          4,451

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

          (d) The net earnings-to-sales ratio represents the net margin realized by the Company from each dollar of sale. This ratio is used by many companies in our industry to measure the profitability of their sales.

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



Elwood F. Winn                         Armand C. Go
President and                          Vice President, Chief Financial Officer,
Chief Executive Officer                Treasurer and Secretary

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

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
February 8, 2001

                                               CONSOLIDATED BALANCE SHEETS
                                       As of December 30, 2000 and January 1, 2000
------------------------------------------------------------------------------------------------------------------------
Assets                                                                                2000                 1999
------------------------------------------------------------------------------------------------------------------------
Current assets:
     Cash and equivalents                                                      $     31,309,000       $     22,433,000
     Receivables                                                                     11,691,000              6,629,000
     Inventories                                                                     24,259,000             26,313,000
     Other current assets                                                             2,916,000              3,410,000
     Deferred income taxes                                                            4,102,000              3,900,000
------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                            74,277,000             62,685,000
------------------------------------------------------------------------------------------------------------------------
Noncurrent receivable under capital subleases                                         4,163,000              4,531,000
Property under capital leases, net                                                    3,051,000              3,462,000
Other noncurrent assets                                                               1,995,000              2,664,000
Property and equipment, net                                                          21,413,000             20,285,000
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                   $    104,899,000       $     93,627,000
========================================================================================================================


Liabilities and Shareholders' Investment
------------------------------------------------------------------------------------------------------------------------
Current liabilities:
     Accounts payable                                                          $     27,700,000       $     19,545,000
     Accrued salaries and benefits                                                    5,673,000              5,284,000
     Accrued insurance                                                                3,032,000              3,002,000
     Retail repositioning reserve                                                       495,000                450,000
     Other accrued liabilities                                                        5,702,000              3,765,000
     Current obligations under capital leases                                           785,000                696,000
     Current maturities of long-term debt                                               169,000                146,000
------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                       43,556,000             32,888,000
------------------------------------------------------------------------------------------------------------------------

Long-term obligations under capital leases                                            8,284,000              9,069,000
Long-term debt                                                                        2,685,000              2,865,000
Deferred income taxes                                                                   861,000                836,000
Shareholders' investment:
     Common stock, $0.05 par value, authorized 20,000,000 shares, issued
       8,750,342 in 2000 and 1999                                                       438,000                438,000
     Additional paid-in capital                                                      15,174,000             14,961,000
     Retained earnings                                                               69,767,000             63,995,000
     Treasury stock at cost, 3,165,213 shares in 2000 and 2,808,997
       shares in 1999                                                               (35,866,000)           (31,425,000)
------------------------------------------------------------------------------------------------------------------------
     Total shareholders' investment                                                  49,513,000             47,969,000
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' investment                                 $    104,899,000       $     93,627,000
========================================================================================================================

See notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF EARNINGS
                                          For fiscal years 2000, 1999 and 1998

------------------------------------------------------------------------------------------------------------------------
                                                                   2000                1999                1998
------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $    502,056,000     $  496,959,000     $   484,885,000
Cost of products sold                                             419,303,000        416,609,000         406,815,000
------------------------------------------------------------------------------------------------------------------------
Gross profit                                                       82,753,000         80,350,000          78,070,000
Operating and administrative expenses                              70,488,000         67,108,000          64,580,000
------------------------------------------------------------------------------------------------------------------------
Operating income                                                   12,265,000         13,242,000          13,490,000
Interest income                                                     1,349,000          1,175,000           1,242,000
Interest expense                                                    (852,000)           (761,000)          (816,000)
------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                       12,762,000         13,656,000          13,916,000
Provision for income taxes                                          4,849,000          5,298,000           5,398,000
------------------------------------------------------------------------------------------------------------------------
Net earnings                                                 $      7,913,000     $    8,358,000     $     8,518,000
------------------------------------------------------------------------------------------------------------------------
Earnings per share - basic                                              $1.33              $1.32               $1.26
========================================================================================================================
Earnings per share - diluted                                            $1.33              $1.30               $1.23
========================================================================================================================
See notes to consolidated financial statements.


                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          For fiscal years 2000, 1999 and 1998
------------------------------------------------------------------------------------------------------------------------
                                                                   2000                1999                 1998
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                                   $     7,913,000    $     8,358,000     $      8,518,000
Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization                                   5,215,000          4,959,000            5,075,000
     Deferred income taxes                                            (177,000)           481,000             (422,000)
     Changes in current assets and liabilities:
         Receivables                                                (5,062,000)        (1,176,000)           4,265,000
         Inventories                                                 2,054,000         (2,362,000)          (2,210,000)
         Other current assets                                          544,000           (630,000)           1,222,000
         Accounts payable                                            8,155,000         (4,473,000)           2,713,000
         Accrued liabilities                                         2,612,000            310,000            2,264,000
------------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                            21,254,000          5,467,000           21,425,000
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Capital expenditures                                           (5,278,000)        (3,209,000)          (3,847,000)
     Receipt of principal amounts under capital
       subleases                                                       326,000            407,000              443,000
     Other investing activities                                          8,000            311,000              300,000
------------------------------------------------------------------------------------------------------------------------
Net cash flows from investing activities                            (4,944,000)        (2,491,000)          (3,104,000)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Payment for acquisition of treasury stock                      (6,067,000)       (12,864,000)          (5,031,000)
     Payment of cash dividends                                      (2,141,000)        (2,155,000)          (2,025,000)
     Exercise of stock options                                       1,602,000            924,000              806,000
     Principal payments on capital lease obligations                  (696,000)          (655,000)            (665,000)
     Principal payments on long-term debt                             (156,000)          (146,000)            (210,000)
     Other financing activities                                         24,000             19,000               14,000
------------------------------------------------------------------------------------------------------------------------
Net cash flows from financing activities                            (7,434,000)       (14,877,000)          (7,111,000)
------------------------------------------------------------------------------------------------------------------------
Cash and equivalents:
     Net change                                                      8,876,000        (11,901,000)          11,210,000
     Balance, beginning of year                                     22,433,000         34,334,000           23,124,000
------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                           $    31,309,000    $    22,433,000     $     34,334,000
========================================================================================================================
See notes to consolidated financial statements.


                                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                                          For fiscal years 2000, 1999 and 1998
----------------------------------------------------------------------------------------------------------------------
                                         2000                         1999                          1998
------------------------------------------------------------------------------------------------------------------------
                                 Shares        Amount         Shares         Amount        Shares         Amount
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.05
 par
  Beginning of year             8,750,342       $438,000     8,750,342        $438,000     8,750,342       $438,000
----------------------------------------------------------------------------------------------------------------------
  End of year                   8,750,342        438,000     8,750,342         438,000     8,750,342        438,000
----------------------------------------------------------------------------------------------------------------------
Additional Paid-in
 Capital
  Beginning of year                           14,961,000                    14,359,000                   13,940,000
  Tax benefits from
   exercise of stock
   options                                       213,000                       602,000                      419,000
----------------------------------------------------------------------------------------------------------------------
  End of year                                 15,174,000                    14,961,000                   14,359,000
----------------------------------------------------------------------------------------------------------------------
Retained Earnings
  Beginning of year                           63,995,000                    57,792,000                   51,299,000
  Net earnings                                 7,913,000                     8,358,000                    8,518,000
  Cash dividends
    Common stock ($0.36
     per share in 2000,
     $0.34 per share in
     1999 and $0.30 per
     share in 1998)                           (2,141,000)                   (2,155,000)                  (2,025,000)
----------------------------------------------------------------------------------------------------------------------
  End of year                                 69,767,000                    63,995,000                   57,792,000
----------------------------------------------------------------------------------------------------------------------
Treasury Stock
  Beginning of year            (2,808,997)   (31,425,000)   (2,155,463)    (19,504,000)   (1,938,463)   (15,293,000)
  Acquisition of treasury
   stock                         (558,540)    (6,067,000)     (821,600)    (12,864,000)     (335,950)    (5,031,000)
  Exercise of stock options       200,100      1,602,000       166,750         924,000       118,050        806,000
  Other                             2,224         24,000         1,316          19,000           900         14,000
----------------------------------------------------------------------------------------------------------------------
  End of year                  (3,165,213)   (35,866,000)   (2,808,997)    (31,425,000)   (2,155,463)   (19,504,000)
----------------------------------------------------------------------------------------------------------------------
Shareholders'
investment, end of year                      $49,513,000                   $47,969,000                  $53,085,000
----------------------------------------------------------------------------------------------------------------------

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

Receivables

          The Company records receivables primarily from its wholesale customers, most of which are franchised customers. The Company continuously monitors the financial viability of its customers and provides an allowance for doubtful accounts related to both credit worthiness and retail subsidies that are provided to these customers. Receivables are shown net of allowance for doubtful accounts of $3,850,000 and $4,300,000 at December 30, 2000 and January 1, 2000, respectively.

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

Other current assets

          Other current assets at December 30, 2000 and January 1, 2000 consisted of the following:

          ---------------------------------------------------------------------
                                                        2000         1999
          ---------------------------------------------------------------------
          Prepaid expenses                             $1,417,000   $1,500,000
          Property held for resale                        647,000    1,088,000
          Retail systems and supplies for resale          484,000      496,000
          Receivable under capital subleases              368,000      326,000
          ---------------------------------------------------------------------
          Other current assets                         $2,916,000   $3,410,000
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

          Property and equipment, net, at December 30, 2000 and January 1, 2000 consisted of the following:

       ------------------------------------------------------------------------
                                                         2000         1999
       ------------------------------------------------------------------------
       Land and buildings                              $18,939,000  $18,842,000
       Leasehold improvements                            5,609,000    5,772,000
       Equipment and fixtures                           39,032,000   35,375,000
       ------------------------------------------------------------------------
                                                        63,580,000   59,989,000
       Less accumulated depreciation and amortization  (42,167,000) (39,704,000)
       ------------------------------------------------------------------------
       Property and equipment, net                     $21,413,000  $20,285,000
       ========================================================================

Other noncurrent assets

          Other noncurrent assets, net of accumulated amortization of $3,385,000 and $2,716,000, at December 30, 2000 and January 1, 2000 consisted of the following:

            ------------------------------------------------------------------
                                                 2000            1999
            ------------------------------------------------------------------
            Capitalized software, net             $963,000      $1,475,000
            Goodwill, net                          717,000         777,000
            Other intangibles, net                 136,000         227,000
            Other                                  179,000         185,000
            ------------------------------------------------------------------
            Total                               $1,995,000      $2,664,000
            ==================================================================

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

Retail repositioning reserve

          Estimated repositioning and termination expenses associated with the closure, replacement or disposal of stores, consisting primarily of lease payments, related facility costs (taxes, utilities and maintenance), and severance payments, are charged to operating and administrative expenses upon the decision to close, replace or dispose of a store as soon as the amounts are reasonably estimated. At December 30, 2000, the remaining capital repositioning reserve was $495,000, which was comprised of $275,000 of remaining lease costs and $220,000 of related facility costs. It is expected that these costs will be completely expended by the end of 2002.

Financial instruments

          The Company's financial instruments consist of various debt facilities and cash equivalents. At December 30, 2000, the fair market value of the financial instruments was not materially different from the carrying value.

Supplementary disclosure of cash flow information

          Interest and taxes paid included in the Company's cash flow from operations were as follows:

          -----------------------------------------------------------------
                                    2000          1999          1998
          -----------------------------------------------------------------
          Interest paid            $851,000      $760,000      $822,000
          Taxes paid              4,873,000     4,649,000     4,956,000
          -----------------------------------------------------------------

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

          Long-term debt at December 30, 2000 and January 1, 2000 consisted of the following:

     ---------------------------------------------------------------------------
                                                           2000        1999
     ---------------------------------------------------------------------------
     Mortgage note, 9.675%, due in monthly               $2,754,000  $2,878,000
        installments of $33,026 including interest due
        through June 2012
     Land contract, 10.0%, due in annual installments
        of $33,333 through March 2003                       100,000     133,000
     ---------------------------------------------------------------------------
                                                          2,854,000   3,011,000
     Less current maturities                               (169,000)   (146,000)
     ---------------------------------------------------------------------------
     Long-term debt                                      $2,685,000  $2,865,000
     ===========================================================================

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

         Interest expense consisted of the following:

         --------------------------------------------------------------------
                                               2000       1999       1998
         --------------------------------------------------------------------
         Interest on long-term debt           $287,000    $302,000  $315,000
         Imputed interest-capital leases       565,000     445,000   473,000
         Other                                       -      14,000    28,000
         --------------------------------------------------------------------
         Interest expense                     $852,000    $761,000  $816,000
         ====================================================================

(4)  Income Taxes

          The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

          ---------------------------------------------------------------------
                                                    2000      1999       1998
          ---------------------------------------------------------------------
          Federal income tax                       34.0%      34.0%     34.2%
          State income taxes, net of federal
             income tax benefit                     4.8        4.5       4.7
          Other, net                               (0.8)       0.3      (0.1)
          ---------------------------------------------------------------------
          Effective income tax rate                38.0%      38.8%     38.8%
          =====================================================================

          Components of provision for income taxes consisted of the following:

          ---------------------------------------------------------------------
                                           2000        1999         1998
          ---------------------------------------------------------------------
          Currently payable
             Federal                     $4,076,000   $3,934,000  $4,779,000
             State                          950,000      883,000   1,041,000
          Deferred                         (177,000)     481,000    (422,000)
          ---------------------------------------------------------------------
          Provision for income taxes     $4,849,000   $5,298,000  $5,398,000
          =====================================================================

          The components of deferred income tax assets and liabilities at December 30, 2000 and January 1, 2000 were as follows:

        ---------------------------------------------------------------------
                                                  2000            1999
        ---------------------------------------------------------------------
        Deferred income tax assets:
             Bad debt reserve                   $1,502,000      $1,677,000
             Accrued insurance                   1,195,000       1,182,000
             Capital lease accounting              743,000         727,000
             Vacation pay                          718,000         652,000
             Retail repositioning reserve          193,000         176,000
             Other                                 585,000         747,000
        ---------------------------------------------------------------------
        Total deferred income tax assets         4,936,000       5,161,000
        ---------------------------------------------------------------------
        Deferred income tax liabilities:
             Property and equipment             (1,618,000)     (2,025,000)
             Pension                               (77,000)        (72,000)
        ---------------------------------------------------------------------
        Total deferred income tax liabilities   (1,695,000)     (2,097,000)
        ---------------------------------------------------------------------
        Net deferred income tax assets          $3,241,000      $3,064,000
        =====================================================================

          The Company currently has no requirements for a valuation allowance for its deferred income tax assets. The net deferred income tax assets as of December 30, 2000 and January 1, 2000 were classified in the balance sheet as follows:

        --------------------------------------------------------------------
                                                    2000         1999
        --------------------------------------------------------------------
        Current deferred income tax asset          $4,102,000  $3,900,000
        Noncurrent deferred income tax liability     (861,000)   (836,000)
        --------------------------------------------------------------------
        Net deferred income tax assets             $3,241,000  $3,064,000
        ====================================================================

(5)  Commitments and Contingent Liabilities

          As of December 30, 2000, the Company was contingently liable under guarantees of bank note agreements of wholesale customers totaling $17,985,000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.

          Capital expenditure commitments made by the Company as of December 30, 2000 were approximately $4,150,000.

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

          Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by the Company under capital leases at December 30, 2000 and January 1, 2000 was as follows:

         --------------------------------------------------------------------
                                                    2000          1999
         --------------------------------------------------------------------
         Investments in leased property under     $6,514,000    $6,514,000
           capital leases
         Less accumulated amortization            (3,463,000)   (3,052,000)
         --------------------------------------------------------------------
         Property under capital leases, net       $3,051,000    $3,462,000
         ====================================================================

          Amortization of leased property under capital leases, included in operating and administrative expenses, amounted to $411,000, $287,000 and $287,000 in fiscal years 2000, 1999, 1998, respectively.

          The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of December 30, 2000:

         -----------------------------------------------------------------------
                                                 Capital lease  Capital sublease
                                                  obligations     receivables
         -----------------------------------------------------------------------
         2001                                       $1,841,000       $907,000
         2002                                        1,841,000        907,000
         2003                                        1,852,000        918,000
         2004                                        1,656,000        923,000
         2005                                        1,698,000        932,000
         2006-2009                                   5,391,000      2,567,000
         -----------------------------------------------------------------------
         Total minimum lease payments               14,279,000      7,154,000
         Less interest                              (5,210,000)    (2,623,000)
         -----------------------------------------------------------------------
         Present value of minimum lease payments     9,069,000      4,531,000
            and amounts receivable
         Less current portion                         (785,000)      (368,000)
         -----------------------------------------------------------------------
         Long-term obligations and receivable       $8,284,000     $4,163,000
         =======================================================================

          The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable lease terms in excess of one year as of December 30, 2000:

       ----------------------------------------------------------------------
       2001                                                    $11,641,000
       2002                                                     11,523,000
       2003                                                     11,309,000
       2004                                                     10,860,000
       2005                                                     10,437,000
       2006-2020                                                87,468,000
       ----------------------------------------------------------------------
       Total minimum lease payments                            143,238,000
       Less minimum amounts receivable under
         noncancelable subleases                              (106,787,000)
       ----------------------------------------------------------------------
       Net minimum lease payments                              $36,451,000
       ----------------------------------------------------------------------

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

          In fiscal 1996, the Company adopted the disclosure requirements of FAS No. 123. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FAS No. 123, the Company's net earnings would have been reduced to the following pro forma amounts below:

       ------------------------------------------------------------------------
                                        2000            1999          1998
       ------------------------------------------------------------------------
       Net earnings
         As reported                  $7,913,000     $8,358,000    $8,518,000
         Pro forma                     7,577,000      8,012,000     8,181,000
       ------------------------------------------------------------------------
       Earnings per share-diluted
         As reported                       $1.33          $1.30         $1.23
         Pro forma                          1.27           1.24          1.18
       ========================================================================

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998:

       -----------------------------------------------------------------------
                                        2000          1999          1998
       -----------------------------------------------------------------------
       Dividend yield                   2.00%         2.00%         2.00%
       Expected volatility             25.01%        25.91%        26.81%
       Risk-free interest rate          6.57%         4.75%         5.49%
       Expected term of grant         5.5 years    5.5 years     5.5 years
       =======================================================================

          The fair values of each option granted in 2000, 1999 and 1998 were $3.48, $4.27 and $4.28, respectively.

          As of December 30, 2000, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 2000, 1999 and 1998:

        -----------------------------------------------------------------------
                                           Number of shares   Weighted average
                                                               exercise prices
        -----------------------------------------------------------------------
        Shares under option at
          January 3, 1998                        639,300            $7.40
             Granted                             151,500            15.00
             Exercised                          (118,050)            6.83
        -----------------------------------------------------------------------
        Shares under option at
          January 2, 1999                        672,750             9.21
             Granted                             165,700            16.13
             Exercised                          (166,750)            5.54
             Forfeited                           (27,500)           14.81
        -----------------------------------------------------------------------
        Shares under option at
          January 1, 2000                        644,200            11.70
             Granted                             187,200            11.84
             Exercised                          (200,100)            8.01
             Forfeited                           (28,600)           14.38
        -----------------------------------------------------------------------
        Shares under option at
          December 30, 2000                      602,700            12.85
        =======================================================================
        Shares reserved for grant at
          December 30, 2000                      424,600
        =======================================================================
        Options granted in
          February 2001                          252,000           $11.63
        =======================================================================

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

          The Company's calculations of earnings per share-basic and earnings per share-diluted were as follows:

     ---------------------------------------------------------------------------
                                             2000          1999         1998
     ---------------------------------------------------------------------------
     Net earnings available for common     $7,913,000   $8,358,000    $8,518,000
       shareholders
     Weighted average shares outstanding    5,935,000    6,336,000     6,749,000
     Earnings per share-basic                   $1.33        $1.32         $1.26
     ---------------------------------------------------------------------------
     Net earnings available for common     $7,913,000   $8,358,000    $8,518,000
       shareholders
     Weighted average shares outstanding    5,935,000    6,336,000     6,749,000
     Stock options' dilutive effect            16,000      102,000       174,000
     Weighted average shares and
       equivalents outstanding              5,951,000    6,438,000     6,923,000
     Earnings per share-diluted                 $1.33        $1.30         $1.23
     ---------------------------------------------------------------------------

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

          Summarized financial information concerning the Company's reportable segments is shown in the following table (in thousands).

     -------------------------------------- ---------------- --------------- ----------------
     Sales                                       2000             1999            1998
     -------------------------------------- ---------------- --------------- ----------------
     Wholesale sales                        $     409,437    $     411,913   $     404,047
     Intracompany sales                          (114,910)        (123,376)       (123,912)
                                            ---------------- --------------- ----------------
     Net wholesale sales                          294,527          288,537         280,135
     Retail sales                                 207,529          208,422         204,750
     -------------------------------------- ---------------- --------------- ----------------
     Total                                  $     502,056    $     496,959   $     484,885
     ====================================== ================ =============== ================

     -------------------------------------- ---------------- --------------- ----------------
     Earnings before income taxes                2000             1999            1998
     -------------------------------------- ---------------- --------------- ----------------
     Wholesale                              $       9,351    $       9,870   $       9,749
     Retail                                         2,914            3,372           3,741
                                            ---------------- --------------- ----------------
     Total operating income                        12,265           13,242          13,490
     Interest income                                1,349            1,175           1,242
     Interest expense                                (852)            (761)           (816)
     -------------------------------------- ---------------- --------------- ----------------
     Earnings before income taxes           $      12,762    $      13,656   $      13,916
     ====================================== ================ =============== ================

     -------------------------------------- ---------------- --------------- ----------------
     Capital Expenditures                        2000             1999            1998
     -------------------------------------- ---------------- --------------- ----------------
     Wholesale                              $         378    $         199   $         149
     Retail                                         2,214            1,869           2,443
     Corporate                                      2,686            1,141           1,255
     -------------------------------------- ---------------- --------------- ----------------
     Total                                  $       5,278    $       3,209   $       3,847
     ====================================== ================ =============== ================

     -------------------------------------- ---------------- --------------- ----------------
     Depreciation and Amortization               2000             1999            1998
     -------------------------------------- ---------------- --------------- ----------------
     Wholesale                              $         829    $         820   $         933
     Retail                                         3,001            2,450           2,457
     Corporate                                      1,385            1,689           1,685
     -------------------------------------- ---------------- --------------- ----------------
     Total                                  $       5,215    $       4,959   $       5,075
     ====================================== ================ =============== ================

     -------------------------------------- ---------------- --------------- ----------------
     Identifiable Assets                         2000             1999            1998
     -------------------------------------- ---------------- --------------- ----------------
     Wholesale                              $      31,764    $      33,941   $      32,040
     Retail                                        28,260           28,546          26,550
     Corporate                                     44,875           31,140          45,726
     -------------------------------------- ---------------- --------------- ----------------
     Total                                  $     104,899    $      93,627   $     104,316
     ====================================== ================ =============== ================

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
-------------------------------------- -------------- -------------- --------------- -------------- ---------------

Common Stock Information

          The Company's common stock is traded over-the-counter on the Nasdaq Stock Market under the symbol SAVO.
There are approximately 1,200 shareholders of the Company's common stock. An analysis of the high and low last sale stock prices by quarter and for the last three years are as follows:
  ------------ ------------------ ------------------- ------------------- ------------------- ------------------
                     First              Second              Third               Fourth              Year
  ------------ ------------------ ------------------- ------------------- ------------------- ------------------
                High      Low       High      Low       High      Low       High      Low      High      Low
  2000          $13.00   $ 9.88    $12.00    $10.25    $12.06    $10.50    $12.00    $10.63    $13.00   $ 9.88
  1999           17.38    15.88     17.13     16.00     16.50     15.75     15.75     11.25     17.38    11.25
  1998           17.75    15.00     17.50     15.50     16.00     15.13     16.50     15.50     17.75    15.00
  ------------ -------- --------- --------- --------- --------- --------- --------- --------- -------- ---------

          Cash dividends paid per share were:
  --------------- ------------------ ------------------ ------------------ ------------------ ------------------
                        First             Second              Third             Fourth              Year
  --------------- ------------------ ------------------ ------------------ ------------------ ------------------
  2000                  $0.09              $0.09              $0.09              $0.09              $0.36
  1999                   0.08               0.08               0.09               0.09               0.34
  1998                   0.07               0.07               0.08               0.08               0.30
  --------------- ------------------ ------------------ ------------------ ------------------ ------------------

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

          The changes in net sales broken down by both wholesale and retail sales is summarized in the following chart:

         ---------------------------------------------------------------
         Sales                            2000              1999
         ---------------------------------------------------------------
         Wholesale sales           $     409,437     $     411,913
         Intracompany sales             (114,910)         (123,376)
                                   -------------------------------------
         Net wholesale sales             294,527           288,537
         Retail sales                    207,529           208,422
         ---------------------------------------------------------------
         Total                     $     502,056     $     496,959
         ===============================================================

          Compared to 1999, net wholesale sales for 2000 increased 2.1%. In 2000, the quantity of items sold by our wholesale business decreased nominally but this decrease was more than offset by an increase in the prices of goods sold. During 2000, our retail grocery prices increased by approximately 2%, but the quantity of retail sales decreased by a slightly larger margin, resulting in a net retail sale decrease of 0.4%.

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

Gross Margin

          Our gross margin increased from 16.2% in 1999 to 16.5% in 2000. The improvement in gross margin was primarily related to merchandising and promotional changes initiated early in 2000. In 1999, retail gross margin was adversely impacted by certain promotional events, including the 50th anniversary of Piggly Wiggly(R) stores in Wisconsin. Wholesale gross margins remained virtually unchanged between 2000 and 1999 and were not impacted by a change in the mix of goods sold.

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

          Due to the continuing competitive nature of the industry, certain franchise operators and corporate retail stores continue to experience operational challenges in their respective marketplaces. As can be expected from a franchisor-franchisee relationship, Schultz has direct receivable exposure from two major factors. First, if there is an underperforming franchise operator, Schultz's exposure can increase. Second, certain marketplace events, such as increased competition, can result in increased realization. Both factors can exist in any franchise operation. The company continuously monitors the financial viability of its retail customers and provides an allowance for both customer credit worthiness and retail subsidies that are provided to these customers. As a result, the company continues to incur significant receivable realization charges from a number of underperforming franchise operators.

          Total 2000, 1999 and 1998 realization charges relating to wholesale bad debts and retail subsidies were $1.7 million, $2.3 million and $1.5 million, respectively, which are included as a component of Operating and Administrative Expenses on the Consolidated Statement of Earnings. The retail subsidy component of these charges was $1.5 million in both 2000 and 1999 and $1.1 million in 1998. Although certain franchise retail operations have improved, the company continues to evaluate various business initiatives relating to the operations of its underperforming and noncompetitive stores. These initiatives include, but are not limited to, the sale and subsequent conversion of these stores, the closure of these supermarkets or the implementation of other operational changes. As with prior years, implementation of any of these options would likely result in the company incurring certain repositioning or restructuring charges involving the termination costs of replaced, sold or closed stores. These actions would likely negatively impact earnings results in the short-term, however, the company would likely only take such action if it believes that such actions will help the company's long-term profitability. While the company did not incur any significant repositioning expenses during fiscal 2000 and 1999, the company believes there is a greater likelihood that additional repositioning expenses may be incurred in 2001 as the company further evaluates its options with regard to certain stores.

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

          Net earnings for 2000 decreased 5.3% to $7.9 million, compared to $8.4 million in 1999. Due principally to the intense competitiveness in certain market areas, the Company's net earnings-to-sales ratio decreased nominally to 1.58% in 2000, compared to 1.68% in 1999. The net earnings-to-sales ratio represents the net margin realized by the Company from each dollar of sale. This ratio is used by many companies in our industry to measure the profitability of their sales. As a result of significant Company stock repurchases in 2000 and 1999, diluted earnings per share for 2000 increased 2.3% to $1.33 from $1.30 in 1999. The Company's weighted average common shares and equivalents were 5,951,000 and 6,438,000 for 2000 and 1999, respectively.

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

          The changes in net sales broken down by both wholesale and retail sales is summarized in the following chart:

         ----------------------------------------------------------------
         Sales                             1999              1998
         ----------------------------------------------------------------
         Wholesale sales            $     411,913     $     404,047
         Intracompany sales              (123,376)         (123,912)
                                    -------------------------------------
         Net wholesale sales              288,537           280,135
         Retail sales                     208,422           204,750
         ----------------------------------------------------------------
         Total                      $     496,959     $     484,885
         ================================================================

          Compared to 1998, net wholesale sales for 1999 increased 3.0% and net retail sales for 1999 increased 1.8%. The majority of both of these increases was due to an increase in the quantity of items sold.

          During 1999 the Company had seven facility projects, all but one of which were completed in 2000. These projects included expansions in Kaukauna and Jackson, Wisconsin; one corporate replacement store in Racine, Wisconsin; two replacement supermarkets in Pardeeville and New Holstein, Wisconsin; and one new market store in Kewaskum, Wisconsin.

Gross Margin

          Our gross margin increased nominally from 16.1% in 1998 to 16.2% in 1999. Wholesale and retail gross margins both increased nominally between 1999 and 1998.

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

          The Company is generally the prime lessee of new retail store facilities, which it then subleases to independent franchise operators. At December 30, 2000, the Company served as the prime lessee of store facilities operated by more than 80% of its existing franchise operators. As part of this arrangement/credit enhancement, the Company subleases the property to the store operator at lease terms similar to those that the Company has with the prime landlord. All new facilities in 2000 were financed through operating lease agreements. The Company also leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for transportation equipment. Contingent rentals for 2000 and 1999 were both approximately $1.0 million. At December 30, 2000, the Company had recorded $11.6 million of minimum lease payments required to be paid under operating leases in 2001. Additionally, at December 30, 2000, the Company had $8.3 million of long-term capital lease obligations, $4.2 million of which represented long-term receivables from wholesale customers under capital leases.

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

Company Business

          The Company is engaged in distributing food and related products at wholesale and retail. At April 27, 2001, the Company franchised 72 and operated 19 corporate retail supermarkets under the Piggly Wiggly name in its eastern and northeastern Illinois market areas.

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